

2023 ANNUAL MEETING

PROXY STATEMENT & NOTICE OF ANNUAL MEETING

May 23, 2023

I P G
PHOTONICS®

2023 Annual Letter

I am pleased to see that our strategy to diversify revenue, which was reflected in strong growth of emerging growth products and applications helped to offset soft demand in general industrial markets in China and Europe. As we moved through 2022, we continued to see record sales in e-mobility, medical and welding, including handheld welding applications. While our total revenue declined 2% from the record revenue in the prior year, currency translation negatively impacted revenue by 5% due to the strong U.S. dollar.

Emerging growth product sales and applications were 46% of our total revenue as we exited 2022, compared with 38% at the end of 2021. Demand for many of these products was driven by global investments in e-mobility and renewable energy. IPG is well positioned to benefit from accelerating global investment in electric vehicle battery capacity and our e-mobility sales contributed 20% of total revenue in 2022, up from 10% a year earlier. We believe that the battery capacity build-out will continue for several years. Our leading position in fiber lasers with a broad range of solutions including welding, cutting, cleaning and process monitoring enabled us to partner with and win business from leading global battery manufacturers. We continue to introduce new products and solutions with a focus on this growing market.

We are particularly pleased with our growth in welding applications this year. Welding now accounts for close to 30% of our revenue and grew approximately 40% year over year, surpassing flat sheet cutting revenue for the year, which was a major milestone for us. This growth was driven by strong demand for our welding solutions in e-mobility and medical device manufacturing, continued adoption of laser welding in general industrial markets, growth in laser-based systems and continued roll-out of LightWELD. EV battery manufacturers have quickly adopted laser welding as it provides high-quality and high-speed welding with real-time process monitoring capabilities. The rest of the welding market is still early in the adoption of laser technologies, but we are seeing a more meaningful shift towards acceptance of lasers in recent years. We are also addressing the handheld welding market with LightWELD, which is gaining traction worldwide. LightWELD is easy to use and does not require extensive training, which can help to address a shortage of qualified welders.

Finally, our medical business delivered record revenue in 2022, growing sales over 60% from record levels in the prior year.

Growth in medical applications continues to be driven by higher adoption for our thulium lasers and disposable fibers, which are considered the gold standard for urology applications. Our consumable fiber business now accounts for a sizable portion of our medical market revenue and we expect it to increase further as we grow the installed base of the devices. We continue to expand medical sales internationally and are working on the next generation of these devices as well as new medical applications for our fiber lasers.

> **We continued to see record sales in e-mobility, medical and welding**

> **Emerging growth product sales contributed 46% of our total revenue**

While we faced a number of challenges in 2022, we have successfully navigated through supply chain disruptions and sourcing restrictions related to our production in Russia and Belarus without any impact on our ability to supply our customers. We also made a decision to divest our telecom product lines and to exit the cinema business. We believe this will allow IPG to focus research and development ("R&D") and other resources on core growth opportunities such as e-mobility, welding and medical.

Our strong cash flow generation and balance sheet allow us to support investments and capital expenditures for long-term growth opportunities and to weather resiliently short-term disruptions like we saw in 2022. We finished the year with approximately $1.2 billion net cash and ample liquidity. We allocated $116 million of our capital to R&D and $108 million to capital expenditures. At the same time, we were able to return $500 million to stockholders through share repurchases, which represented more than a half of our total share repurchases since 2016.

IPG's performance in 2022 is a tribute to the dedicated team of employees and partners throughout the world. I would like to thank our dedicated team for implementing contingency planning, including increased production and safety stock of critical components, and qualifying many third-party components to ensure uninterrupted supply. We are proud of their efforts overcoming supply chain constraints and a complex regulatory environment to deliver products to our customers.



EUGENE SCHERBAKOV, PH.D.
Chief Executive Officer
March 31, 2023

Notice of Annual Meeting of Stockholders



DATE AND TIME
May 23, 2023
10:00 a.m. (Eastern Time)



LOCATION
IPG Photonics Corporation
377 Simarano Drive
Marlborough, Massachusetts 01752



WHO CAN VOTE
Only stockholders of record at the close of business on March 31, 2023 may vote at the Annual Meeting

Voting Items

Proposals	Board Vote Recommendation		For Further Details
1 Election of ten directors named in this proxy statement	✓	**FOR** each nominee	Page 63
2 Advisory Vote to Approve our Executive Compensation	✓	**FOR**	Page 64
3 Advisory Vote on the Frequency of Advisory Votes on Executive Compensation	✓	**ONE YEAR**	Page 65
4 Amendments to the 2006 Incentive Compensation Plan	✓	**FOR**	Page 66
5 Amendments to our Amended and Restated Certificate of Incorporation	✓	**FOR**	Page 75
6 Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2023	✓	**FOR**	Page 77

Stockholders will also transact any other business that may properly come before the meeting.

You may vote on these matters in person or by proxy. **Whether or not you plan to attend the Annual Meeting, we ask that you promptly vote your shares.**

By order of the Board of Directors
IPG PHOTONICS CORPORATION

[signature]

ANGELO P. LOPRESTI
Secretary

March 31, 2023
Marlborough, Massachusetts

How to Vote



INTERNET
Go to www.investorvote.com/ipgp or scan the QR code contained in the attached proxy card



TELEPHONE
1-800-652-VOTE (8683)



MAIL
Mark, sign, date and promptly mail the enclosed proxy card in the postage-paid envelope

As permitted by the rules of the United States Securities and Exchange Commission (the "SEC"), we are making this Proxy Statement and Annual Report on Form 10-K available to stockholders electronically via the Internet at investor.ipgphotonics.com. On or about April 13, 2023, we will mail to most of our stockholders a notice (the "Notice") containing instructions on how to access this Proxy Statement and our Annual Report and to vote via the Internet or by telephone. Other stockholders, in accordance with their prior requests, will receive e-mail notifications of how to access our proxy materials and vote via the Internet or by telephone, or will be mailed paper copies of our proxy materials and a proxy card on or about April 13, 2023.

Proxy Statement Summary

This summary highlights information available within our proxy statement. You should consider all of the information available in this proxy statement (the "Proxy Statement") and our Annual Report on Form 10-K for fiscal year 2022 (the "Annual Report") filed with the SEC on February 27, 2023, prior to voting your shares. Page references are supplied to help you find further information in this Proxy Statement. In this Proxy Statement, the terms "IPG", the "Company", "we" and "our" refer to IPG Photonics Corporation.

Financial Performance Highlights

NET SALES



OPERATING INCOME



39%[2] Gross Margin in 2022

(1) In the fourth quarter of 2022, inventory related charges, impairment of long-lived assets in Russia and restructuring charges in Russia reduced operating income by $74, 79 and 10 million, respectively.
(2) In the fourth quarter of 2022, gross margin was negatively impacted by $74 million of inventory related charges in Russia

Welding Revenue
39% Growth



Return of Capital to Stockholders

$500M
Repurchased 5.1 million shares

- Net sales in 2022 declined 2% compared with record net sales in 2021 due to currency headwinds as the strength of the U.S. dollar reduced net sales by 5%.
- Welding revenue reached a new record, for the first time surpassing revenue from high power cutting and contributing 30% of our total revenue in 2022.
- Emerging growth products contributed 46% of total revenue in the fourth quarter of 2022 compared to 38% in the fourth quarter of 2021, largely as a result of global investments in e-mobility and renewable energy and strong growth in medical applications.
- Gross margin declined in 2022, driven by the write-down of inventory in Russia, higher cost of product sold and increased shipping costs and tariffs, offset by higher manufacturing cost absorption.
- IPG finished the year with a strong balance sheet, with cash, cash equivalents and short-term investments of $1.2 billion at December 31, 2022.
- IPG returned $500 million to stockholders, repurchasing nearly 10% of shares outstanding as of December 31, 2022.

Voting Items

Proposal 1	**Election of Ten Directors**
	The Board of Directors (the "Board") recommends a vote **FOR** each director nominee named in this Proxy Statement.
	📤 See page 63

Director Nominees

The following provides summary information about each director nominee for our Board.

Name and Principal Occupation	Age	Director Since	Committee Membership AC	CC	NCGC
Gregory Beecher IND Former CFO, Teradyne, Inc.	65	2023	⚫		⚫
Michael Child IND Senior Advisor, T.A. Associates, Inc.	68	2000			⚫
Jeanmarie Desmond IND Former EVP and CFO, DuPont de Nemours, Inc.	56	2021	🟠	⚫	
Gregory Dougherty IND Former CEO, Oclaro, Inc.	63	2019	⚫	🟠	
Eric Meurice IND Former President, CEO and Chairman, ASML Holding NV	66	2014		⚫	🟠
Natalia Pavlova Significant stockholder	44	2021			
John Peeler IND, Non-Executive Chair of the Board Former Chairman and CEO, Veeco Instruments, Inc.	68	2012		⚫	⚫
Eugene Scherbakov, Ph.D. Chief Executive Officer	75	2000			
Felix Stukalin Senior Vice President, Chief Operating Officer	61	2022			
Agnes Tang IND Partner, Ducera Partners LLC	49	2022	⚫		

AC Audit Committee		🟠 Chair
CC Compensation Committee		⚫ Member
NCGC Nominating and Corporate Governance Committee		
IND Independent director under Nasdaq and SEC rules		

Board Snapshot

DIRECTOR INDEPENDENCE









7
Independent
3
Not independent

7/10

directors are independent*

BOARD REFRESHMENT

6
5 or fewer years
1
6-10 years
3
over 10 years

8 years

Average Tenure

AGE

2
<50 years
1
50-59 years
6
60-69 years
1
≥70 years

62 years

Average Age

GENDER DIVERSITY

3
Female

30%

Female

* Audit, Compensation and Nominating and Corporate Governance Committees are composed entirely of independent directors.

Skills and Experience



Skill	Directors
Lasers and Technology	6/10
Financial Literacy	10/10
Global Business	9/10
Manufacturing and Operating	8/10
Business Development and M&A	9/10
Risk Management	9/10
Executive Leadership	7/10
Other Public Company Boards	6/10
Non-Corporate Experience	3/10

















Corporate Governance Highlights

- ✓ Separated roles of Chair and CEO in May 2021
- ✓ Appointed first non-executive Chair of the Board in October 2021
- ✓ Board policy requires external director candidate pool to include diversity of gender and/or race/ethnicity in 2020
- ✓ Stockholder proxy access right adopted in March 2019
- ✓ Director majority voting policy adopted in October 2018
- ✓ Supermajority of independent directors and 100% independent Board committees

- ✓ Continued Board refreshment: 3 female directors added in last 3 years; 6 new directors in 5 years
- ✓ 50% of Board members were born outside of the U.S.A., bringing international perspectives
- ✓ 30% of Board members are women
- ✓ Single class of voting stock and no supermajority voting provisions
- ✓ Annual election of all directors
- ✓ Stockholder right to act by written consent

- ✓ 80% of director compensation at risk based upon stock performance
- ✓ Annual Board performance evaluations
- ✓ Robust director and executive officer stock ownership guidelines
- ✓ Anti-hedging and pledging policy applicable to all employees and directors
- ✓ Adopted environmental, social and governance ("ESG") oversight framework to clearly allocate responsibilities among Board and standing committees in February 2022

Stockholder Engagement

We value the views of our stockholders and we believe that building positive relationships with our stockholders is critical to our long-term success. Our investor communications and outreach include quarterly conference calls, follow-up conversations with our investors, periodic site visits, participation in investor conferences, investor sentiment and materiality assessments. Our quarterly conference calls and presentations at investor conferences are open to the public and are available live and as archived webcasts on our website. To help management and the Board understand and consider the issues that matter most to our stockholders, we periodically engage with our stockholders on a range of topics including performance, executive compensation, governance and sustainability matters; our Board has been responsive to feedback it has received. Following investor requests for greater diversity in director recruitment, the Board recruited three female members to the Board over the last three years and in 2020 the Board formally adopted a written policy to require external director candidate pools to include candidates with diversity of gender and/or race/ethnicity.

Proposal 2

Advisory Vote to Approve Our Executive Compensation

The Board recommends a vote **FOR** approval of our executive compensation.

See page 64

Stockholder-Minded Compensation Practices

PRACTICES WE EMPLOY

- ✓ Align our officer pay with performance
- ✓ Balance annual and long-term incentives
- ✓ Use long-term incentives to link executive pay to Company performance
- ✓ Cap incentive award payouts
- ✓ Maximize stockholder value while mitigating risk
- ✓ Independent compensation consultant
- ✓ Robust stock ownership requirements
- ✓ Clawbacks on executive compensation

PRACTICES WE AVOID

- ✗ No guaranteed annual bonuses
- ✗ No SERP or pension
- ✗ No excise tax gross-ups
- ✗ No excessive perquisites
- ✗ Prohibit hedging and pledging of Company stock
- ✗ No severance for "cause" terminations
- ✗ No single-trigger change in control provisions
- ✗ No stock option repricing without stockholder approval

2022 Executive Compensation Highlights

As further discussed in *Compensation Discussion and Analysis* starting on page 37, the guiding principles of our executive compensation philosophy are pay-for-performance, accountability for annual and long-term performance, alignment with stockholders' interests, and providing competitive pay to attract and retain executives. The 2022 compensation program for our named executive officers ("NEOs") has three primary components: annual base salary, annual cash incentives and long-term equity incentives. The amounts below illustrate the allocation of fiscal 2022 compensation components at target for our Chief Executive Officer ("CEO") and for our other NEOs as a group.



CEO

12%
Base Salary
13%
short-term
cash incentive
38%
PSUs
88%
Performance-Based
and/or At-Risk
38%
RSUs

NEOs

22%
Base Salary
17%
short-term
cash incentive
31%
PSUs
78%
Performance-Based
and/or At-Risk
31%
RSUs

(numbers rounded)

Proposal 3

Advisory Vote on the Frequency of Our Advisory Votes on Executive Compensation

The Board recommends that you vote for the Company to hold say-on-pay votes every **ONE YEAR**.

See page 65

We are asking for approval, on an advisory basis, of the frequency (i.e., every one, two, or three years) of our advisory votes on the compensation of our NEOs. Our Board believes that holding a say-on-pay vote annually will allow our stockholders to provide us with their direct input on our compensation objectives, policies and practices as disclosed in the proxy statement every year and thus recommends that you vote for a frequency of **one year.**

Compensation Alignment with Stockholder Interests and Performance

- Annual cash incentive payouts are capped and have challenging performance goals linked to key financial performance metrics
- Long-term equity incentives are aligned with long-term stockholder value creation
- In 2022, approximately 88% and 78% of the total direct compensation of our CEO and other NEOs (average), respectively, was subject to performance conditions and/or stock price performance
- Executives exceed stock ownership guidelines and cannot hedge or pledge Company stock, aligning with interests of stockholders
- After considering the results of the most recent say-on-pay vote in 2020, the Compensation Committee determined to maintain its pay philosophy and practices.



95%

Say-on-pay approval during last stockholder vote in 2020

Proposal 4	Amendments to the IPG Photonics Corporation 2006 Incentive Compensation Plan
	The Board recommends a vote **FOR** approval of amendments to our incentive plan.
	⬀ See page 66

The primary goal of the amendment of our 2006 Incentive Compensation Plan, as amended, is to provide us with a sufficient reserve of common stock to offer appropriate incentives to our employees. We are seeking to increase the number of shares reserved for issuance under the plan by 1,200,000.

We actively compete for highly qualified employees, especially technical employees. Our equity program is a key component of our strategy to attract and retain key individuals and further aligns the interests of our employees and non-employee directors with those of our stockholders.

Proposal 5	Amendments to IPG Photonics Corporation's Amended and Restated Certificate of Incorporation
	The Board recommends a vote **FOR** approval of amendments to our Amended and Restated Certificate of
	⬀ See page 75

Effective August 1, 2022, Section 102(b)(7) of the General Corporation Law of the State of Delaware (the "DGCL") was amended to permit a corporation's certificate of incorporation to include a provision eliminating or limiting the monetary liability of certain executive officers for breaches of their duty of care in certain circumstances. The Board desires to amend the Charter to maintain provisions consistent with the governing statutes contained in the DGCL (the "Proposed Amendment"). Also, the Board believes that amending the Charter to add the authorized liability protection for certain officers, consistent with the protection in the Charter currently afforded its directors, is necessary in order to continue to attract and retain experienced and qualified officers.

As permitted by Section 102(b)(7) of the DGCL, the Proposed Amendment would eliminate the monetary liability of certain of our executive officers for direct claims brought by stockholders for breach of the duty of care, including class actions, but would not eliminate their monetary liability for breach of the fiduciary duty of care in claims brought directly by the Company or derivatively by stockholders. In addition, as is currently the case with directors under our Charter, the Proposed Amendment would not limit the liability of officers for breach of the duty of loyalty to the Company or its stockholders, any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, and any transaction from which the officer derived an improper personal benefit. The officers that would be covered by this provision would be our CEO, chief operating officer, chief financial officer, chief legal officer, controller, treasurer, and chief accounting officer who served at any time during the course of conduct alleged in the action or proceeding to be wrongful, and any other officer identified in our public filings with the SEC as one of our most highly compensated executive officers at any time during the course of conduct alleged in the action or proceeding to be wrongful.

<table>
<tr><td>**Proposal**
6</td><td>**Ratify Deloitte & Touche LLP as Our Independent Registered Public Accounting Firm for 2023**

The Board recommends a vote **FOR** approval of ratification of Deloitte & Touche LLP as our independent registered public accounting firm for 2023.

⬈ See page 77</td></tr>
</table>

The following table presents fees for professional audit services rendered by Deloitte & Touche LLP, member firm of Deloitte Touche Tohmatsu, and their respective affiliates, for the audit of our annual financial statements and fees billed for all other services rendered during the following fiscal years.

	Fees	
Fee Category	**2022**	**2021**
Audit fees[1]	$ 2,367,800	$ 2,230,305
Audit-related fees[2]	—	—
Tax fees[3]	159,320	235,195
All other fees[4]	$ 1,895	—
Total Fees	**$ 2,529,015**	**$ 2,465,500**

[1] Audit fees comprise fees for professional services rendered in connection with the audit of the Company's consolidated financial statements that are customary under auditing standards generally accepted in the United States.

[2] Audit-related fees comprise fees for services that are reasonably related to the performance of the audit or review of the Company's financial statements.

[3] Tax fees for tax services consist of fees for tax compliance services and tax planning and advice services.

[4] All other fees are fees for any services not included in the other three categories.

Table of Contents

This Proxy Statement contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Exchange Act"), and Section 21E of the Securities Exchange Act of 1934, as amended, and we intend that such forward-looking statements be subject to the safe harbors created thereby. For this purpose, any statements contained in this Proxy Statement except for historical information are forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. The forward-looking statements included herein are based on current expectations of our management based on available information and involve a number of risks and uncertainties, all of which are difficult or impossible to accurately predict and many of which are beyond our control. As such, our actual results may differ significantly from those expressed in any forward-looking statements. Factors that may cause or contribute to such differences include, but are not limited to, those discussed in more detail in the section titled "Risk Factors" and elsewhere in our Annual Report and other filings with the SEC. We undertake no obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CORPORATE GOVERNANCE

Board Roles and Responsibilities

Role in Risk Management

The Board recognizes that effectively monitoring and managing risk are essential to the successful execution of the Company's strategy. The Board has oversight for risk management at IPG with a focus on the most significant risks facing the Company, including strategic, operational, financial, cybersecurity and compliance risks.

In its analysis, the Board rates risks against several criteria including materiality, probability and the speed at which the risk can impact IPG, from short to long-term. The risks are scored and those with the highest ratings are overseen by the Board and its committees, along with mitigation efforts. The scorings may change year to year based upon internal or exogenous factors. After review and recommendation by the Nominating and Corporate Governance Committee (the "NCGC"), the Board allocates risk oversight responsibility among the full Board, the independent directors acting as a group and the three standing Board committees as described below. In its review of risks, the Board and its committees may seek the advice of outside advisors or experts depending upon the particular risk. Throughout the year, the Board, the independent directors and the Board committees dedicate a portion of their meetings to review and discuss specific risk topics in greater detail.



AUDIT COMMITTEE

The Audit Committee oversees the policies, processes and risk relating to the financial statements, financial reporting processes, auditing and compliance risks. The Audit Committee discusses with management the Company's risk assessment and risk management practices and, when reviewing and approving the annual audit plan for the Company's internal audit function, prioritizes audit focus areas based on their potential risk.

COMPENSATION COMMITTEE

The Compensation Committee oversees risk associated with management resources, including executive retention and non-CEO succession planning. It reviews the Company's executive compensation practices, their effectiveness at linking executive pay to performance and aligning the interests of our executives and our stockholders, without encouraging excessive risk taking. The Compensation Committee annually reviews management's assessment of compensation risk.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The NCGC oversees risk related to the Company's governance structure and processes, and risks arising from related person transactions. It reviews processes and risk related to Board succession planning, authority delegated to management and certain compliance risk. It considers and recommends allocation of risk oversight, including business, ESG and other risks, to the Board.



FULL BOARD

Our entire Board as a whole reviews risk management practices and a number of significant risks in the course of its reviews of corporate strategy, management reports and reports from outside experts and professional advisors.



INDEPENDENT DIRECTORS

As a group, the independent directors oversee risks related to CEO succession planning and CEO compensation.

The Board's risk oversight process builds upon management's risk assessment and mitigation processes, which include reviews of strategic and operational planning, compliance under the Company's Code of Business Conduct and other policies, the Company's integrity programs, health, safety and other compliance, financial reporting and controllership, human capital management; environment, society and governance matters, and information technology and cybersecurity programs. The Board's oversight role is independent from the Company's day-to-day management, as seventy percent of the current directors are independent and therefore have no conflicts that might discourage critical review of the Company's risks.

Role in Environmental, Social and Governance Oversight

Key ESG matters, including environmental risks, climate change risks and human capital risks such as diversity, equity and inclusion, and employee health and safety, could have an adverse impact on our Company. In February and July 2022, the Board reviewed an enterprise-level ESG risk assessment to identify and understand specific risks within the ESG realm that could have a material impact on the Company. Specific ESG topics are overseen by the Board as a whole, or, in limited circumstances, by the Board committee generally responsible for the subject matter. The Board also supports and regularly inquires about progress in the Company's reporting of ESG policies, metrics and related disclosures.



BOARD OF DIRECTORS

General oversight of ESG matters, with emphasis on directing the Company's strategy and setting its course for growth

AUDIT COMMITTEE

Oversees risks related to financial processes and controls, disclosures, financial risks and ethics

COMPENSATION COMMITTEE

Oversees strategies and policies related to succession planning and management development, as well as the Company's labor practices

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Recommends risk management allocation, including ESG matters, among Board and committees, Board composition, stakeholder engagement and management of supply chain

MANAGEMENT

Responsible for the day-to-day management and execution of the Company's strategies and course for growth, including those relating to ESG matters

Role in Management Succession Planning

The Board is focused on ensuring that the Company has emergency and long-term succession plans in place for key senior executive positions. The entire Board annually reviews, with the CEO, the Company's plan for succession for the position of the chief executive officer, including the appropriate individual or individuals who are candidates to succeed to this position. In the event of an unexpected departure of the CEO, an emergency succession plan allows for smooth transfer of responsibilities to an individual who may or may not be permanently tasked with the new role. The Compensation Committee, composed entirely of independent directors, annually reviews the Company's plan for succession for other senior executive officers.

If the succession plan is triggered for any of these roles, the full Board would participate in the discussion and consideration of any action with a final decision to be made by the full Board. In the event of a senior executive's departure, internal and/or external candidates could be considered for permanent appointment to a given role.

Role in Ethics

All directors, officers and employees are required to abide by IPG's Code of Business Conduct to ensure that our business is conducted in a consistently legal and ethical manner. These policies form the foundation of a comprehensive process that includes compliance with corporate policies and procedures and a Company-wide focus on uncompromising integrity in every aspect of our operations. Our Code of Business Conduct covers many topics, including antitrust and competition law, conflicts of interest, financial reporting, protection of confidential information, and compliance with all laws and regulations applicable to the conduct of our business. All of our directors and employees receive bi-annual training on our Code of Business Conduct, which can be found on the investor section of our website under "Governance Documents." If the Board grants any waivers from our Code of Business Conduct to any directors or executive officers, or if we amend our Code of Business Conduct, we will, if required, disclose these matters via updates on our website. Information on our website does not constitute part of this Proxy Statement.

Role in Stockholder Engagement

Accountability to our stockholders is an important component of the Company's success. We recognize the value of building informed relationships with our investors that promote further transparency and accountability.

While proxy voting is one direct way to influence corporate behavior, proactive engagement with our investors can be effective and impactful. Investor views are continuously communicated to the Board and are instrumental in the development of our governance, compensation and other policies and inform our business strategy. The Board continues to seek investor input on a range of issues and practices in furtherance of enhancing long-term stockholder value.



Publish Annual Report and Proxy Statement. Speak with investors about topics to be addressed at the annual meeting.

Review results of the annual meeting, governance trends and regulatory developments. Board and committees conduct self-assessments of performance and effectiveness.

Outreach to investors regarding our policies and practices. Consider input from investors to enhance disclosures, governance practices and compensation programs.

Communicate investor feedback to the Board. Board and committees use self-assessments to develop and implement changes improving effectiveness.

Board Structure

Board Leadership Structure

- **Non-Executive Chair: John Peeler**
- **All three Board committees composed entirely of independent directors**
- **Independent directors meet in executive session at each of the Board's regular quarterly meetings and as needed outside of such meetings**

There is no single board leadership structure that is optimal in all circumstances. The Board, with its diverse skills and experience, considers the most appropriate leadership structure for the Company in the context of the specific circumstances and challenges facing the Company. The directors come from a variety of organizational backgrounds with direct experiences in a wide range of leadership and management structures. The independent directors, who comprise seventy percent of our Board, challenge management and demonstrate the independence necessary for effective oversight. The NCGC, in consultation with the other independent directors, evaluates on an ongoing basis whether the Board's leadership structure is appropriate to effectively address the evolving needs of our business and the long-term interests of our stockholders. The NCGC then makes recommendations to the Board concerning the Board's leadership structure. The Board, in accordance with our bylaws, elects a Chair from among the directors. The Board believes it is in the best interests of the Company and its stockholders for the Board to determine which director is best qualified to serve as Chair in light of the circumstances at the time, rather than based on a fixed policy. In the event that the Chair is not an independent director, our Corporate Governance Guidelines require that a Lead Independent Director be elected on an annual basis by a majority of the independent directors.

The Board believes that it is currently in the best interests of our stockholders that the Chair role be held by Mr. Peeler, an independent director. This leadership structure allows Dr. Scherbakov to focus on executing our strategic imperatives, which required significant attention in 2022 due to the Russia-Ukraine conflict. Meanwhile, in his capacity as non-executive Chair, Mr. Peeler focuses on leading the Board, ensuring that it provides strong oversight of management, sets goals and objectives for the CEO, and that all directors have access to the resources required to discharge their duties appropriately.

Director Independence

Seven of our ten director nominees are independent as defined by Nasdaq and SEC rules. A predominantly independent board ensures that our Board is acting objectively and in the best interests of our stockholders. Our independent directors also bring expertise and a diversity of perspectives to the Board. The culture of the Board enables directors to openly express their opinions in the boardroom and to raise challenges. Nasdaq listing standards governing independence require that a majority of the members of the Board be independent as defined by Nasdaq. Also, our Corporate Governance Guidelines require that a majority of the Board members be independent. Our Corporate Governance Guidelines also require that an independent director must have no material relationship with the Company, directly or indirectly, that might interfere with the exercise of independent judgment in the performance of director responsibilities.

The NCGC conducted its annual review of the independence of the directors (and director nominees) in March 2023, taking into account relevant facts and circumstances, and reported its findings to the full Board. The NCGC determines independence on the basis of the standards specified by Nasdaq, the additional standards referenced in our Corporate Governance Guidelines, and other facts and circumstances the Board considers relevant. During this review, the NCGC examined all direct and indirect transactions or relationships between the Company or any of its subsidiaries and each current independent director and any immediate family member of the independent director and determined that no material relationships with the Company existed during 2022 or to date in 2023. On the basis of this review, the NCGC determined that each of the following director nominees qualifies as an independent director as defined in Nasdaq guidelines, SEC rules and under our Corporate Governance Guidelines: Gregory Beecher, Michael Child, Jeanmarie Desmond, Gregory Dougherty, Eric Meurice, John Peeler and Agnes Tang. The Board also determined that Thomas Seifert, who served as a director until February 27, 2023, was independent. Additionally, the Board determined that each member of the Audit Committee and the Compensation Committee meets the independence standards specific for members of such committees under Nasdaq guidelines and SEC rules. Ms. Pavlova is not considered independent because she is the spouse of Dr. Igor Samartsev, an executive officer of the Company. Dr. Eugene Scherbakov, our CEO, and Felix Stukalin, our Senior Vice President and Chief Operating Officer, are not independent.

Executive Sessions. Our independent directors meet privately, without non-independent directors or management present, at least four times during the year. These private sessions are generally held in conjunction with the regular quarterly Board meetings. Other private meetings of the independent directors are held as often as deemed necessary by them and are led by the Mr. Peeler as non-executive Chair. The Audit Committee, the Compensation Committee and the NCGC meet without non-independent directors or management present from time to time as they deem necessary.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Messrs. Dougherty, Meurice and Peeler served as members of our Compensation Committee in 2022. None of these persons has at any time been an officer or employee of our Company or any of our subsidiaries. During fiscal year 2022, none of the Company's executive officers served as a member of the board of directors or compensation committee of another entity in which one of the executive officers of such entity served as a member of the Company's Board or Compensation Committee.

Standing Committees and Board Committee Membership

The Board has three standing committees, the Audit Committee, the Compensation Committee and the NCGC, each composed entirely of non-employee, independent directors. Under their written charters adopted by the Board, each of these committees is authorized and assured appropriate funding to retain and consult with external advisors, consultants and counsel. Below we provide the principal functions and current members of the standing Board committees.

Audit Committee

MEMBERS

Jeanmarie Desmond (Chair)

Gregory Beecher

Gregory Dougherty

Agnes Tang

Meetings in 2022: 8

FUNCTIONS:

- Providing oversight of financial management, the internal auditor function and the independent auditor.
- Providing oversight with respect to our internal controls including that management is maintaining an adequate system of internal control such that there is reasonable assurance that assets, systems and processes are safeguarded and that financial reports and certain other datasets are properly prepared; that there is consistent application of generally accepted accounting principles; and that there is compliance with management's financial reporting policies and procedures.
- Pre-approving audit and permissible non-audit services by our independent auditor, reviewing and discussing our annual and quarterly financial statements and related disclosures.
- Meeting periodically with the independent auditor, management and internal auditor function (including in private sessions) to review their work and confirm that they are properly discharging their respective responsibilities.
- Appointing the independent auditor.

For more information on Audit Committee activities in 2022, see the Audit Committee Report on page 79 of this Proxy Statement and *Proposal 6: Ratify Deloitte & Touche LLP as Our Independent Registered Public Accounting Firm for 2023* on page 77.

The Board has determined that each member of the Audit Committee is independent and financially literate. The Board has designated Ms. Desmond and Mr. Beecher, who are each independent directors under the Nasdaq listing standings and the SEC's audit committee requirements, as "audit committee financial experts" pursuant to the SEC's final rules implementing Section 407 of the Sarbanes-Oxley Act. Stockholders should understand that the designation of Ms. Desmond and Mr. Beecher each as an "audit committee financial expert" is an SEC disclosure requirement and that it does not impose upon them any duties, obligations or liabilities that are greater than those imposed on them as members of the Audit Committee and the Board in the absence of such designation.

Compensation Committee

MEMBERS

Gregory Dougherty (Chair)

Jeanmarie Desmond

Eric Meurice

John Peeler

Meetings in 2022: 7

FUNCTIONS:

- Reviewing and recommending to the independent directors the CEO's base salary and opportunities for annual and long-term compensation.
- Reviewing and approving compensation recommendations by the CEO for the other executive officers, including base salaries, annual performance bonuses, long-term incentive awards, severance benefits, perquisites and employment agreements.
- Setting our compensation philosophy and composition of the group of peer companies used for comparison of executive compensation.
- Reviewing and recommending for approval by the Board the compensation for non-employee directors.
- Administering the equity compensation plans under which we compensate our executive officers, other key employees and directors.
- Retaining an independent compensation consultant firm for matters related to executive officer and director compensation, and outside legal counsel to provide advice on compensation-related matters.
- Preparing the Compensation Committee Report included in this Proxy Statement on page 55 and overseeing management's risk assessment of compensation for all employees and compensation-related risks as delegated by the Board.

Nominating and Corporate Governance Committee

MEMBERS

Eric Meurice (Chair)

Gregory Beecher

Michael Child

John Peeler

Meetings in 2022: 6

FUNCTIONS:

- Overseeing matters of corporate governance, including the evaluation of the performance and practices of the Board.
- Developing and recommending criteria for Board membership.
- Reviewing possible candidates for the Board and recommending director nominees to the Board for approval.
- Overseeing the process for the performance evaluations of the Board and its committees.
- Engaging in Board succession planning to ensure boardroom skills are aligned with IPG's long-term strategic plan.
- Reviewing and recommending director orientation, stock ownership guidelines, delegation of authority to management, insider trading policy, and consider questions of possible conflict of interest, including related party transactions, as such questions arise.
- Reviewing and recommending risk oversight responsibilities, including ESG matters, of the Board and its committees and of the independent directors as a group.

Each of the standing Board committees has a written charter that states their respective purposes, goals and responsibilities as well as qualifications for committee membership, appointment and removal, committee structure and operations and reporting to the entire Board. The three committee charters and our Corporate Governance Guidelines can be found on the investor section of our website at investor.ipgphotonics.com under "Governance Documents." Information on our website does not constitute part of this Proxy Statement.

Board Practices, Policies and Processes

2022	• Adopted **ESG oversight framework** to clearly allocate responsibilities among Board and standing committees • Continued **Board Refreshment** with two new directors, resulting in a majority of the Board having a tenure of 5 or fewer years
2021	• **Separated** the roles of **Board Chair** and **CEO** • Appointed **non-executive Board Chair** • Adopted a **formal policy** regarding the Company's approach to **political donations** and **disclosure**
2020	• Formally adopted **Rooney Rule** (ensuring diverse candidates in the pool as part of each Board search) • Published first **Corporate Sustainability Report** • Increased **stock ownership requirements** for executives and directors • Adopted **new LTI program** structure increasing the percentage of performance-based compensation • Redesigned **proxy statement** to include more detailed, transparent and easy-to-read disclosure regarding governance practices and compensation
2019	• Adopted **proxy access** bylaw amendment creating process for long-term stockholders to nominate alternative board candidates on the Company's proxy card
2018 and before	• Adopted **majority voting** provision to our bylaws with director resignation policy for any director failing to receive a majority vote in uncontested elections • Obtained stockholder approval for **limits on independent director compensation** • Revised Code of Conduct to **strengthen anti-corruption provisions** • Adopted **robust clawback policy** for executive compensation • Adopted robust director and executive officer **stock ownership guidelines** to strengthen alignment of interests with stockholders

Director Meetings and Policy Regarding Board Attendance

It has been the practice of our Board and its committees to hold at least four quarterly meetings each year preceding the announcement of our quarterly results and to also conduct telephone meetings throughout the year. The quarterly meetings are in-person, except during 2020 and 2021, when we suspended in person meetings for health and safety reasons related to the COVID-19 pandemic. We commenced in-person meetings again in 2022. Our directors are expected to spend the time needed to prepare for and participate in each meeting and to meet as frequently as necessary to properly discharge their responsibilities. We encourage members of our Board to attend our annual meetings of stockholders, but we do not have a formal policy requiring them to do so. In 2022, seven of the directors in office attended our annual meeting of stockholders by teleconference.

The table below sets forth the number of meetings held by each committee and the full Board in 2022. All incumbent directors attended 75% or more of the aggregate meetings of the Board and committees on which they served during 2022.

	Board of Directors	Audit	Compensation	Nominating and Corporate Governance
Meetings held in 2022	11	8	7	6
Written consents in 2022	4	0	1	0

Corporate Governance Guidelines

Our Board adopted Corporate Governance Guidelines that outline, among other matters, the roles and functions of the Board, the responsibilities of various Board committees and the mission of the Board. Our Corporate Governance Guidelines can be found on the investor section of our website under "Governance Documents." Information on our website does not constitute part of this Proxy Statement.

The Corporate Governance Guidelines provide, among other things, that:

- a majority of our Board must be independent
- the non-executive Chair or Lead Independent Director, as applicable, presides over executive sessions of independent directors
- the Board appoints all members and chairpersons of the Board committees, including filling of vacancies, after the NCGC recommends appropriate candidates
- the Audit Committee, Compensation Committee, and NCGC consist solely of independent directors
- the independent directors meet at least quarterly in executive sessions without the non-independent directors or management
- independent directors may not serve on the boards of more than three other public companies or, with the permission of the Board, four; the CEO may not serve on more than one other public company board
- the Board and Compensation Committee annually review the succession plans of the CEO and senior management
- directors cannot disclose confidential information to any person or entity outside of the Company or use such information for personal benefit
- Board self-assessments are conducted annually and committee self-assessments bi-annually and
- Board members are subject to a stock ownership policy (described below) to ensure that they have a meaningful financial stake in the Company

The Board monitors changing legal and regulatory requirements, evolving best practices and other developments. The Board modifies the Corporate Governance Guidelines and its other corporate governance policies and practices from time to time, as appropriate.

Director Orientation and Continuing Education

The Board and its committees proactively monitor legislative and regulatory initiatives, as well as other corporate governance trends and their potential impact on the Company. The Board receives presentations from professionals with expertise in corporate law, governance and other related topics. These experts have specialized knowledge of regulatory actions, governance trends, various other corporate governance topics and technical matters. Additionally, our directors engage in continuing education to remain informed on recent trends applicable to their committee duties.

Likewise, newly elected outside directors attend a comprehensive director orientation program that covers, among other things, our strategy, business structure, manufacturing operations, sales, target markets and applications, financial performance, risks and competitive landscape. Both Ms. Tang (in 2022) and Mr. Beecher (in 2023) participated in new director orientation shortly after their elections to the Board. Also, management provides training on committee policies, practices and trends to new committee members. As part of this program, directors are asked to tour facilities as appropriate. To further familiarize directors with our expanding operations, we conduct Board meetings at our major manufacturing facilities from time to time.

Board Performance Evaluations

The Board conducts annual self-assessments and its committees conduct bi-annual self-assessments to determine whether they are functioning effectively. Further, the performance of the non-executive Chair is evaluated annually. The NCGC oversees the Board and committee self-assessments. Each committee also reviews its own performance bi-annually and reports the results to the Board. Each committee reviews and reassesses the adequacy of its charter annually and recommends proposed changes to the Board.

Prohibition on Hedging; Limits on Pledging

Under our insider trading policy, no director or employee, including NEOs, may engage in shorting shares of our common stock; buying or selling puts, calls or derivatives related to our common stock or other Company securities, which includes equity compensation; engaging in hedging transactions, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds; or pledging shares of our common stock.

Communication with our Board of Directors

Interested parties wishing to write to the Board, a specified director or a committee of the Board should send correspondence to the Corporate Secretary, IPG Photonics Corporation, 377 Simarano Drive, Marlborough, Massachusetts 01752. All written communications received in such manner from stockholders of the Company will be forwarded to the members or committee of the Board to whom the communication is directed or, if the communication is not directed to any particular member(s) or committee(s) of the Board, the communication will be forwarded to all members of the Board.

Procedures for Submitting Complaints

We have procedures to treat complaints regarding accounting, internal accounting controls, auditing matters, fight against bribery, banking, and financial crime, including submission of confidential and anonymous concerns regarding questionable accounting, internal accounting controls or auditing matters raised by our directors, officers and employees. These procedures can be found on the investor section of our website under "Governance Documents." Information on our website does not constitute part of this Proxy Statement.

Transactions with Related Parties

The Board adopted a written related person transaction policy that requires the NCGC to approve or ratify any transaction or series of transactions exceeding $120,000 in which our Company is a participant and any related person has a direct or indirect material interest (other than solely as a result of being a director or trustee or less than 10% owner of another entity) ("Related Party Transactions"). Related persons include our directors, director nominees and officers and their immediate family members and persons sharing their households. It also includes persons controlling more than 5% of our outstanding common stock. Subject to certain exceptions in the policy, related parties are required to notify the NCGC of the Related Party Transaction for an assessment of whether the transaction or proposed transaction should be permitted. Management also has established procedures for monitoring transactions that could be subject to approval or ratification under the Related Party Transactions policy.

In deciding whether to approve or ratify the Related Party Transaction, the NCGC considers relevant facts and circumstances. The committee takes into account, among other factors, whether the transaction is on terms no more favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction. Once a Related Party Transaction has been identified, the NCGC reviews all of the relevant facts and circumstances and approves or disapproves entry into the transaction. Members of the NCGC having an interest in a transaction excuse themselves for the consideration and approval of the transaction in which they have an interest. Certain transactions are exempt from the policy including compensation paid by the Company for service as a director or an officer.

Pursuant to our Corporate Governance Guidelines, we expect each of our directors to ensure that other existing and future commitments do not conflict with or materially interfere with his or her service as a director. In addition, directors are required to inform the chair of the NCGC and the Chair of the Board prior to joining the board of another public company to ensure that any potential conflicts, excessive time demands or other issues are carefully considered.

The NCGC reviewed and approved the following Related Party Transaction for 2022 in compliance with our policy:

Dr. Valentin Gapontsev, the late Chair and CEO of the Company, leased the annual right to use 25% of the Company's corporate aircraft under a July 2017 lease agreement (the "Aircraft Lease"). The Aircraft Lease terminated in April 2022. The annual lease rate was $924,700. The Company invoiced Dr. Gapontsev's estate $248,734 in 2022 for use of the aircraft. Dr. Gapontsev's estate directly paid an unrelated flight management firm for the operating costs of private use of the aircraft, including pilot fees, fuel and other costs. Ms. Pavlova and Mr. Lopresti are executors of the estate of Dr. Gapontsev.

From time to time, certain institutional investors may become beneficial owners of 5% or more of the voting securities of the Company and, as a result, are considered a related person under the policy. These organizations may provide services to the Company or its benefit plans. In 2022, no such institutional investors were party to transactions requiring NCGC approval or ratification.

Board Refreshment and Composition

Board Succession Planning

Our Board's succession planning focuses primarily on the composition of our Board and its committees, anticipated retirements, succession plans for committee members and chairs, our commitment to Board diversity and recruiting strategies for adding new directors. In its succession planning, the NCGC and our Board consider the results of our Board's annual self-assessment, as well as other appropriate information, including the types of skills and experience desirable for future Board members and the needs of our Board and its committees at the time in light of the Company's long-term strategy.

- **Thoughtful, Deliberate Board Refreshment Process.** The Board's refreshment actions reflect a thoughtful and deliberate process that is informed by our Company's strategic needs as well as the Board's annual self-assessment and director nomination processes. Our refreshment resulted in adding six new directors over the last five years.

- **Appropriately Balance Experience and Perspectives While Ensuring an Orderly Transition.** Our Board takes care as part of its Board refreshment process to appropriately balance new perspectives and the experience of existing directors while undergoing an orderly transition of roles and responsibilities on the Board and its committees.

- **Importance of Board Diversity.** Our Board continues to focus on the importance of board diversity. Three of the five most recent additions to our Board are female and one of our most recent additions is ethnically diverse. Our Board has adopted a policy to ensure the Board's external candidate pool contains diverse candidates.

DIRECTOR TENURE AND RETIREMENT AGE POLICIES

- Our Board recognizes the importance of periodic Board refreshment and maintaining an appropriate balance of tenure, experience and perspectives on the Board.

- We believe it is desirable to maintain a mix of longer-tenured, experienced directors with institutional memory and understanding of our business and culture and newer directors with fresh perspectives. However, we do not impose director tenure limits.

- The Board believes that directors should not have an expectation of being re-nominated annually and that the NCGC's assessment is a key component of its director nomination process.

- In connection with the Board's annual self-assessment and director nomination processes, the NCGC considers upcoming retirements, the average tenure and overall mix of individual director tenures of the Board, the overall mix of the skills, knowledge, experience and diversity, each individual director's performance and contributions to the work of the Board and its committees, the personal circumstances and other time commitments of directors, along with other factors the Board deems appropriate.

- The Board believes that, as an alternative to term limits, non-management directors should submit their resignation from the Board upon attaining the age of 72 and on each subsequent anniversary. The Board then considers the needs and circumstances confronting the Board and, upon recommendation of the NCGC, determines whether to accept or reject the resignation.

- Our Board's age resignation policy is intended to facilitate our Board's recruitment of new directors with appropriate skills, experience and backgrounds and provides for an orderly transition of leadership on our Board, while also taking into consideration the importance of institutional knowledge and unique perspectives.

Board Nomination Process



1 EVALUATION OF BOARD COMPOSITION	2 IDENTIFICATION OF POOL OF CANDIDATES	3 MEETINGS WITH POTENTIAL CANDIDATES	4 RECOMMENDATION OF POTENTIAL DIRECTORS FOR APPROVAL
• The NCGC and the Board evaluate Board composition annually and identify skills, experience and capabilities desirable for new directors in light of the Company's long-term strategy	• The NCGC identifies potential nominees through multiple sources, including third-party search firms and input from stakeholders	• Evaluation and assessment of candidate interest, minimum qualifications, conflicts, independence, background and other information • Members of the NCGC, other Board members and executives meet with qualified candidates	• NCGC recommends potential nominees to the Board for approval • Stockholders vote on candidates nominated by the Board at the next annual meeting of stockholders or the Board appoints a nominee to the Board to fill a vacancy

The NCGC's evaluation process and criteria does not vary based upon whether a candidate is recommended by a stockholder. However, the procedural requirements set forth in our bylaws and the procedures described below in *Additional Information - 2024 Annual Meeting and Nominations* must be met.

The composite skills of the Board members and the ability and willingness of individual Board members to complement each other and to rely on each other's knowledge and expertise should produce informed Board members who are not afraid to disagree and who can intelligently assess management's performance and evaluate our strategic direction. In considering whether to recommend any candidate for nomination to the Board, including candidates recommended by stockholders, the NCGC must be satisfied that the recommended nominee meets the following qualifications at a minimum:

Character and Integrity	Must be an individual of the highest character and integrity
Leadership Experience	Demonstrated excellence, leadership and significant experience in their field of endeavor
Financial Literacy and Commitment to Representing Stockholders	Ability to read and understand financial statement fundamentals and commitment to representing the long-term interests of the Company's stockholders, while keeping in perspective the interests of the Company's customers, employees and the public
Independence and Constructive Collegiality	Must have a demonstrated ability to think and act independently as well as the ability to work constructively in a collegial environment. Must satisfy independence criteria of the SEC and Nasdaq, where independence is desired
Age	A potential director (excluding any incumbent) cannot be less than 21 or greater than 72 years of age (unless a waiver of the requirement is obtained)
Limit on Other Public Boards	Independent directors – 3 (or 4 with Board approval) CEO - 1

The NCGC believes that our Board should be composed of directors who, as a group, have the experience and skills that are collectively required to make informed Board decisions and provide effective Board oversight to allow the Board to fulfill its responsibilities. The NCGC considers experience in our industry or markets, international business and cultural experience, experience serving on the boards of public companies, experience acquiring companies and diversity to be favorable characteristics in evaluating recommended nominees. With over two-thirds of our sales and employees in locations outside of the U.S.A., it is important to have the appropriate experience and background coming from being born and operating in other countries. We interpret diversity broadly, including with respect to gender, age, race, national origin, geographic background as well as differences of professional experience, global experience, education, and other individual qualities and attributes. Regulatory requirements are also considered. The NCGC does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. The Board recognizes that the diversity of its members is directly impacted by the diversity of the pool of potential director candidates. The Board has a written policy requiring the pool of external candidates from which the NCGC recommends nominees to include female and/or racially/ethnically diverse candidates. To implement this policy, third-party director search firms hired by the NCGC are instructed to include in the pool qualified candidates who reflect diverse backgrounds, including diversity of gender and/or race/ethnicity. Additionally, in 2021, the Board amended Director Selection Process and Membership Guidelines to formalize its commitment to Board diversity.

Director Qualifications

The NCGC is responsible for identifying and evaluating nominees for director and for recommending to the Board a slate of nominees for election at the Annual Meeting. The NCGC has recommended, and the Board has approved, the following nominees for terms expiring at the annual meeting to be held in 2024, until a successor is elected and qualified or until his or her earlier death, resignation or removal and, unless otherwise marked, a proxy will be voted for such nominees: Mr. Beecher, Mr. Child, Ms. Desmond, Mr. Dougherty, Mr. Meurice, Ms. Pavlova, Mr. Peeler, Dr. Scherbakov, Mr. Stukalin and Ms. Tang. All of the director nominees set forth in our proxy card have consented to being named in this Proxy Statement and to serving if elected. For more information regarding the nominees for director, see *Director Nominees* below. Thomas Seifert stepped down from the Board on February 27, 2023. We extend our sincere appreciation to Mr. Seifert for the valuable contributions and guidance he provided to our Company and stockholders during his service as a member of our Board since 2014.

In considering each director nominee and the composition of the Board as a whole, the NCGC evaluates members based on their expertise and diverse perspectives, experiences, qualifications, attributes and skills because the NCGC believes that these attributes enable a director nominee to make significant contributions to the Board, IPG and our stockholders.

The director nominees have a mix of various skills, qualifications and attributes, some of which are listed in the table below, that enable the Board to provide effective oversight as it strives to advance our strategies and deliver returns to stockholders.

Lasers and Technology 6/10	We have sought directors with management and operational experience in the industries in which we compete. For example, in 2023 we added a director with experience in automation and electronics, and in 2019 we added a director with expertise in optical and electronics components and products. As a diversified technology, science-based Company, directors with technology backgrounds understand the Company's technology platforms and the importance of investing in new technologies for future growth.	
Financial Literacy 10/10	Knowledge of finance or financial reporting; experience with debt/capital market transactions and/or mergers and acquisitions strengthen the Board's oversight of financial reporting and internal controls. Financial metrics are used to measure our performance. All directors must understand finance and financial reporting processes. Two of the Audit Committee members qualify as "audit committee financial experts."	
Global Business 9/10	Global business experience is critical to the Company's international operations and growth with 77% of sales from outside the U.S. in 2022. Knowledge of Asian and European business practices are valuable to understanding our business and strategy.	
Manufacturing and Operating 8/10	As a vertically-integrated Company, manufacturing experience and customer service on a global scale are important to understanding the operations and capital needs of the Company.	
Business Development and M&A 9/10	We have used and will continue to use acquisitions to achieve our strategic goals. Directors with experience in business development and mergers and acquisitions provide valuable perspectives regarding process, due diligence, risk assessment and integration of potential partners. For instance, in 2022 we added a director with experience in investment banking and advising on mergers and acquisitions.	
Risk Management 9/10	In light of the Board's role in overseeing risk management and understanding the most significant risks facing the Company, including cybersecurity risk, we continue to require directors with experience in risk management and oversight.	
Executive Leadership 7/10	Significant leadership experience, including services as a CEO, senior executive, division president or functional leader within a complex organization enhances the Board's leadership role.	



Other Public Company Boards

6/10

Directors with current or recent membership on other public company boards provide valuable perspectives in many areas including operations, strategy, governance and compensation.



Non-Corporate Experience

3/10

Experience from backgrounds beyond the executive suite, including non-corporate backgrounds such as non-profit organizations, government and academia.

Skills and Experience	Beecher	Child	Desmond	Dougherty	Meurice	Pavlova	Peeler	Scherbakov	Stukalin	Tang
Lasers and Technology	●			●	●		●	●	●	
Financial Literacy	●	●	●	●	●	●	●	●	●	●
Global Business	●	●	●	●	●		●	●	●	●
Manufacturing and Operating	●	●	●	●	●		●	●	●	
Business Development and M&A	●	●	●	●	●		●	●	●	●
Risk Management	●	●	●	●	●		●	●	●	●
Executive Leadership	●		●	●	●		●	●	●	
Other Public Company Boards	●	●	●	●	●		●			
Non-Corporate Experience	●		●			●				
Tenure and Independence										
Years on Board	<1	23	2	4	9	2	11	23	1	1
Independent	●	●	●	●	●		●			●
Demographics										
Age	65	68	56	63	66	44	68	75	61	49
Gender Identity	M	M	F	M	M	F	M	M	M	F
Born Outside of U.S.A.					●	●		●	●	●
White	●	●	●	●	●	●	●	●	●	
Asian										●

Director Nominees

Gregory Beecher
Independent Director



AGE:
65

DIRECTOR SINCE:
2023

COMMITTEES:
Audit Committee
NCGC

Mr. Beecher joined IPG's Board in January 2023. Mr. Beecher previously served as a Vice President and Chief Financial Officer of Teradyne, Inc., a supplier of automation equipment, from March 2001 to April 2019. Prior to Teradyne, Mr. Beecher served as an Audit Partner at PricewaterhouseCoopers LLP, a provider of business advisory services, from September 1993 to March 2001. He served as a director of MKS Instruments, Inc., a process control instrumentation company, from 2006 to 2020. He also served as a director of Hittite Microwave Corporation, a designer and manufacturer of high performance integrated circuits, modules, subsystems and instrumentation, from 2013 to 2014 and of MatrixOne, a product lifecycle management software provider, from 2003 to 2006, prior to their acquisitions by larger technology companies. Mr. Beecher has served as a trustee on the Isabella Stewart Gardner Museum, an art museum, since 2020. He was previously a licensed Certified Public Accountant in Massachusetts and Vermont from July 1985 to June 2013 and from December 1993 to July 1999, respectively. Mr. Beecher holds a B.S. from the University of Hartford and an M.S. in accounting from Northeastern University.

KEY ATTRIBUTES, EXPERIENCE AND SKILLS

Mr. Beecher's extensive financial background, including his previous experience as an audit partner at a public accounting firm and his role as Chief Financial Officer of a publicly traded technology company, as well as his prior service as an outside director to public companies, provides valuable insights for our Board, the Audit Committee and the NCGC. Mr. Beecher is familiar with a large range of management, corporate and board responsibilities and brings valuable perspectives to the Board as an independent director.

Lasers and Technology	Financial Literacy	Global Business	Manufacturing and Operating	Business Development and M&A	Risk Management	Executive Leadership	Other Public Company Boards	Non-Corporate Experience

Michael Child
Independent Director



AGE:
68

DIRECTOR SINCE:
2000

COMMITTEES:
NCGC

Mr. Child has been employed by TA Associates, Inc., a private equity investment firm, since July 1982, where he currently serves as Senior Advisor and, prior to January 2011, was a Managing Director. Mr. Child served previously on the boards of Finisar Corporation, a developer and manufacturer of optical subsystems and components for networks, Eagle Test Systems, Inc., a manufacturer of semiconductor test equipment, and Ultratech Inc., a developer and manufacturer of advanced packaging lithography systems and laser processing technologies. Mr. Child holds a B.S. in Electrical Engineering from the University of California at Davis and an M.B.A. from the Stanford University Graduate School of Business. From September 2011 until December 2015, Mr. Child was a Lecturer at the Stanford University Graduate School of Business.

KEY ATTRIBUTES, EXPERIENCE AND SKILLS

Mr. Child is an established and experienced investor, including in technology companies, from his three decades of experience at TA Associates, Inc. Over the course of his career, he has overseen numerous investments and sales of portfolio companies, and served on the boards of many public and private companies. Through his experiences, he has gained valuable knowledge in the management, operations and finance of technology growth companies.

					
Financial Literacy	Global Business	Manufacturing and Operating	Business Development and M&A	Risk Management	Other Public Company Boards

Jeanmarie Desmond
Independent Director



AGE:
56

DIRECTOR SINCE:
2021

COMMITTEES:
Audit Committee
(Chair)

Compensation
Committee

DIRECTORSHIP AT OTHER PUBLIC COMPANY:
Sylvamo
Corporation and
Trinseo PLC

Ms. Desmond was the Executive Vice President and Chief Financial Officer of DuPont de Nemours, Inc., a global multi-industry specialty solutions company ("DuPont"), from April 2019 to February 2020. Ms. Desmond served as Vice President and Co-Controller for DuPont from August 2017 to April 2019, and as finance leader for the Specialty Products division following the merger of DuPont with Dow Chemical. Ms. Desmond served in various leadership roles within DuPont in her 30-year career with the company. She also served on the board and was treasurer of the Delaware Prosperity Partnership, a public-private partnership overseeing economic development in Delaware from September 2017 to September 2022. Since 2020, she has served on the board of Trinseo PLC, a materials solutions provider and a manufacturer of plastics, latex binders and synthetic rubber. In October 2021, she joined the board of Sylvamo Corporation, a global producer of uncoated paper. Ms. Desmond earned a B.S. in Accounting from Mt. St. Mary's University and is a certified public accountant (inactive).

KEY ATTRIBUTES, EXPERIENCE AND SKILLS

Ms. Desmond brings to the Board substantial finance and accounting experience and extensive experience in technology-driven companies. Her long management experience in a number of key strategic areas including finance leadership and operations financial planning and analysis, tax, internal audit, accounting controls, risk management, mergers and acquisitions, investor relations and public-private partnership brings depth to the skillsets of the Board.

							
Financial Literacy	Global Business	Manufacturing and Operating	Business Development and M&A	Risk Management	Executive Leadership	Other Public Company Boards	Non-Corporate Experience

Gregory Dougherty
Independent Director



AGE:
63

DIRECTOR SINCE:
2019

COMMITTEES:
Compensation Committee (Chair)

Audit Committee

DIRECTORSHIP AT OTHER PUBLIC COMPANY:
Infinera Corporation and MaxLinear, Inc.

Mr. Dougherty served as a director of Fabrinet, a provider of advanced optical packaging and precision optical, electro-mechanical, and electronic manufacturing services to OEMs of complex products, from February 2019 to January 2022. Mr. Dougherty served as Chief Executive Officer of Oclaro, Inc., a maker of optical components and modules for the long-haul, metro and data center markets, from June 2013 and has served as a director of Oclaro from April 2009, until its December 2018 acquisition. Prior to Oclaro, Mr. Dougherty served as a director of Avanex Corporation, a leading global provider of intelligent photonic solutions, from April 2005 to April 2009. Mr. Dougherty also served as a director of Picarro, Inc., a manufacturer of ultra-sensitive gas spectroscopy equipment using laser-based technology, from October 2002 to August 2013, and as its Interim Chief Executive Officer from January 2003 to April 2004. From February 2001 until September 2002, Mr. Dougherty was the Chief Operating Officer at JDS Uniphase Corporation ("JDS"), an optical technology company. Prior to JDS he was the Chief Operating Officer of SDL, Inc., a maker of laser diodes, from March 1997 to February 2001 when they were acquired by JDS. Mr. Dougherty serves on the boards of directors of Infinera Corporation, a provider of optical transport networking equipment, software and services to telecommunications service providers and others, since January 2019, and MaxLinear, Inc., a provider of radio frequency (RF), analog and mixed-signal integrated circuits, since March 2020. Mr. Dougherty earned a B.S. in optics from the University of Rochester.

KEY ATTRIBUTES, EXPERIENCE AND SKILLS

Mr. Dougherty contributes to the Board significant leadership, operations, sales, marketing and general management experience in optics and components for telecommunications and other applications. For over three decades, Mr. Dougherty has worked in the optical and components industry and can provide the Board with insight into the industry and conditions in which the Company operates. Having been recently a CEO at a publicly-held company and now serving as a member on the boards of optical and electronics companies, he is familiar with a large range of management, corporate and board responsibilities and brings valuable perspectives to the Board as an independent director.

							
Lasers and Technology	Financial Literacy	Global Business	Manufacturing and Operating	Business Development and M&A	Risk Management	Executive Leadership	Other Public Company Boards

Eric Meurice
Independent Director



AGE:
66

DIRECTOR SINCE:
2014

COMMITTEES:
NCGC (Chair)

Compensation Committee

DIRECTORSHIP AT OTHER PUBLIC COMPANY:
Umicore S.A., Soitec S.A. and Global Blue Group Holding AG

Mr. Meurice was President and Chief Executive Officer of ASML Holding NV, a provider of semiconductor manufacturing equipment and technology, from October 2004 to June 2013, and Chairman until March 2014. From 2001 to 2004, he was Executive Vice President of the Thomson Television Division of Thomson, SA, an electronics manufacturer. From 1995 to 2001, he served as head of Dell Computer's Western, Eastern Europe and EMEA emerging market businesses. Before 1995, he gained significant technology experience at ITT Semiconductors and at Intel Corporation. Mr. Meurice serves on the boards of Umicore S.A., a recycling and materials company, since April 2015, Soitec S.A., a semiconductor materials manufacturer, since July 2018, and where he was appointed Chairman since March 2019, and Global Blue Group Holding AG, a leader in currency and value added tax processing, since September 2020. Mr. Meurice has announced that his service on the board of Umicore S.A. will conclude on April 27, 2023. He previously served on the boards of Verigy Ltd., a manufacturer of semiconductor test equipment, ARM Holdings plc, a semiconductor intellectual property supplier, NXP Semiconductors N.V., a semiconductor company, and Meyer Burger Technology AG, a solar equipment vendor. Mr. Meurice earned a Master's degree in Mechanics and Energy Generation at the Ecole Centrale de Paris, a Master's degree in Economics from la Sorbonne University, Paris, and an M.B.A. from the Stanford University Graduate School of Business.

KEY ATTRIBUTES, EXPERIENCE AND SKILLS

Mr. Meurice has extensive skills and experience as a manager of several rapidly-growing, complex and global businesses in the capital equipment and electronics fields with several billions of dollars in revenues, most recently as former President and Chief Executive Officer of ASML Holding NV. He has experience managing a publicly-held company as well as experience on serving on several public company boards in the equipment and technology fields. Mr. Meurice also has a record of proven leadership as a strategic thinker, operator and marketer at the businesses he managed.

							
Lasers and Technology	Financial Literacy	Global Business	Manufacturing and Operating	Business Development and M&A	Risk Management	Executive Leadership	Other Public Company Boards

Natalia Pavlova
Director



AGE:
44

DIRECTOR SINCE:
2021

COMMITTEES:
None

Ms. Pavlova has served in a variety of roles at non-profit art institutions including the Museum of Art, Rhode Island School of Design, Worcester Historical Museum and The Willard House and Clock Museum. She also worked in sales and marketing roles at IPG previously. Ms. Pavlova holds a Qualification for Fine Art Critic and Historian of Art and Culture from the Russian State University for the Humanities, and an M.S. in Arts Administration from Boston University. She is the spouse of co-founder and Senior Vice President, Chief Scientist, Igor Samartsev.

KEY ATTRIBUTES, EXPERIENCE AND SKILLS

As a significant stockholder with family association to founders of the Company as well as having served as an employee of the Company in sales and marketing, Ms. Pavlova's membership on the Board provides it with further engagement by individuals having a long-term perspective and strong economic ties with the Company. Among her specific attributes that qualify her to serve as a member of the Board, Ms. Pavlova possesses extensive knowledge of our history and culture. Ms. Pavlova strengthens the connection between the Company's founding members and our Board, thereby assisting in the alignment of the Board with the interests of all IPG stockholders. Her experience working for nonprofit organizations adds different perspectives to the boardroom.





Financial Literacy

Non-Corporate Experience

John Peeler
Non-Executive Chair of the Board



AGE:
68

DIRECTOR SINCE:
2012

COMMITTEES:
Compensation Committee

NCGC

Mr. Peeler became our non-executive Chair of the Board on October 29, 2021. Mr. Peeler was appointed to the Board in 2012 and served as the Lead Independent Director from 2017 to 2021. Mr. Peeler has been acting CEO of Jumplights Corp., a producer of LED horticultural lighting, since June 2021. He was previously the Chief Executive Officer of Veeco Instruments Inc. ("Veeco") from July 2007 until September 2018, and Chairman or Executive Chairman of its board of directors from May 2012 until May 2020. Veeco is a developer and manufacturer of MOCVD, molecular beam epitaxy, ion beam and other advanced semiconductor processes equipment. He was Executive Vice President of JDS and President of the Communications Test & Measurement Group of JDS, which he joined upon the closing of JDS's merger with Acterna, Inc. in August 2005. Before joining JDS, Mr. Peeler served as President and Chief Executive Officer of Acterna. In March 2021, Mr. Peeler joined the board of WaveArray Antifouling Systems, LLC, a producer of antifouling solutions, and in June 2021, he joined the board of Jumplights Corp. He has a B.S. and M.E. in Electrical Engineering from the University of Virginia.

KEY ATTRIBUTES, EXPERIENCE AND SKILLS

Over the course of his career, Mr. Peeler has managed several high-growth technology companies. In addition, he has developed managerial leadership skills through his former position as Chief Executive Officer of Veeco, a publicly-traded company with substantial international operations. His managerial positions have provided him with in-depth knowledge of the service needs of customers in demanding markets, including semiconductor capital equipment, various manufacturing models, research and development, marketing and sales. In these roles, he has also been responsible for attracting and incentivizing executives on his team. These experiences have provided him important insights in support of his positions as non-executive Chair and a member of the Compensation Committee and the NCGC.

Lasers and Technology	Financial Literacy	Global Business	Manufacturing and Operating	Business Development and M&A	Risk Management	Executive Leadership	Other Public Company Boards

Eugene Scherbakov, Ph.D.
Chief Executive Officer and Director



AGE:
75

DIRECTOR SINCE:
2000

COMMITTEES:
None

Dr. Scherbakov became the Chief Executive Officer in May 2021. He has been a director since 2000. He previously served as Chief Operating Officer from February 2017, Managing Director of IPG Laser GmbH, our German subsidiary, since August 2000 and Senior Vice President-Europe since February 2013. He served as the Technical Director of IPG Laser from 1995 to August 2000. From 1983 to 1995, Dr. Scherbakov was a senior scientist in fiber optics and head of the optical communications laboratory at the General Physics Institute, Russian Academy of Science in Moscow. Dr. Scherbakov graduated from the Moscow Physics and Technology Institute with an M.S. in Physics. In addition, Dr. Scherbakov attended the Russian Academy of Science in Moscow, where he received a Ph.D. in Quantum Electronics from its Lebedev Physics Institute and a Doctor of Science degree in Laser Physics from its General Physics Institute.

KEY ATTRIBUTES, EXPERIENCE AND SKILLS

As the Chief Executive Officer, Dr. Scherbakov reports to the Board and has responsibility for managing the general business and affairs of the Company. Previously as Managing Director of IPG Laser GmbH, which produces a large volume of our products and is the source of many developments in products, technology and applications, he developed extensive knowledge of the Company's business. He applies his knowledge and experience across our many international branches. The leadership and operational expertise of Dr. Scherbakov have contributed to IPG increasing production, lowering manufacturing costs, managing risk and maintaining high margins compared to our industry peers. He also has extensive technological knowledge of fiber lasers, their components and manufacturing processes. His long-term service as an executive officer of the Company provides the Board with a detailed understanding of the Company's operations, sales and customers.

						
Lasers and Technology	Financial Literacy	Global Business	Manufacturing and Operating	Business Development and M&A	Risk Management	Executive Leadership

Felix Stukalin

SVP, Chief Operating Officer and Director



AGE:
61

DIRECTOR SINCE:
2022

COMMITTEES:
None

Mr. Stukalin has served as our Senior Vice President, Chief Operating Officer since February 2022. From February 2013 until February 2022, he served as our Senior Vice President, North America Operations. From March 2009 until February 2013, he served as our Vice President, Devices. Prior to joining us, he was Vice President, Business Development of GSI Group Inc. from April 2002 to September 2008, and from March 2000 to April 2002 he was Vice President of Components and President of the Wave Precision divisions of GSI Lumonics, Mr. Stukalin holds a B.S. in Mechanical Engineering from the University of Rochester and he is a graduate of the Harvard Business School General Management Program.

KEY ATTRIBUTES, EXPERIENCE AND SKILLS

As a senior executive of the Company, Mr. Stukalin has developed extensive knowledge of the Company's business. The leadership and operational expertise of Mr. Stukalin have contributed to introduction of new products and strategy, IPG increasing production, lowering manufacturing costs, managing risk and maintaining high margins compared to our industry peers. With his prior business development experience, technical knowledge and strategic contributions to IPG, he brings a valuable perspective to the Board. His long-term service as an executive officer of the Company provides the Board with a detailed understanding of the Company's operations, sales and customers.

						
Lasers and Technology	Financial Literacy	Global Business	Manufacturing and Operating	Business Development and M&A	Risk Management	Executive Leadership

Agnes Tang
Independent Director



AGE:
49

DIRECTOR SINCE:
2022

COMMITTEES:
Audit Committee

Ms. Tang is a Founding Partner at Ducera Partners LLC, which offers strategic advisory, mergers and acquisitions, capital advisory, liability, management and restructuring advisory services. Prior to joining Ducera in 2015, Ms. Tang was a Managing Director in the New York Office of Perella Weinberg Partners from 2008 to 2015. Prior to joining Perella Weinberg, Ms. Tang was an investment banking professional at Houlihan Lokey, and a strategy consultant at The Oliver Wyman Group, a business division of Marsh & McLennan Companies. Ms. Tang received a B.A. in Economics from Northwestern University and a M.B.A. from the Harvard Business School.

KEY ATTRIBUTES, EXPERIENCE AND SKILLS

Her experience working across a range of industry sectors and different size companies provides her with a broad perspective in how companies manage to maximize business opportunity potential. Specializing in situations with multi-dimensional complexities and risks, Ms. Tang has more than twenty years of experience working to find creative solutions for companies at strategic crossroads. She brings to the Board a combination of strategy, operational and financial acumen and a commitment to partnership and collaboration.






Financial Literacy   Global Business   Business Development and M&A   Risk Management

Director Compensation

In 2022, our non-employee directors received the following annual compensation from us:

		Amount
Board Retainer	$	40,000
Non-Executive Chair Retainer	$	70,000
Audit Committee Retainers		
Chair	$	25,000
Non-Chair	$	12,500
Compensation Committee Retainers		
Chair	$	22,500
Non-Chair	$	10,000
NCGC Retainers		
Chair	$	17,500
Non-Chair	$	7,500
Annual Equity Award	$	250,000

Following our annual meeting of stockholders in 2022, non-employee directors, other than Ms. Tang, received an equity award of service-based restricted stock units ("RSUs") with a value of approximately $250,000. The awards vest in a single installment on the earlier of the first anniversary of the date of grant or the next annual meeting of stockholders.

On May 6, 2022, in connection with her March 28, 2022 appointment to the Board, Ms. Tang received an equity award of RSUs with a value of approximately $250,000. Upon election to the Board, each new non-employee director receives a grant of approximately $250,000 in RSUs vesting on the first anniversary of the date of grant subject to the director's continued service on the Board. If the election to the Board for a new director occurs other than at an annual meeting of stockholders, the subsequent annual equity grant is pro-rated based upon time the director served since first election. Any director who retires after at least eight years of service on the Board will be entitled to full vesting of all RSUs then held by the director.

2023 Update. After an assessment of non-employee director compensation prepared by Aon plc ("Aon"), independent consultant to the Compensation Committee, the Board approved an increase in the non-executive Chair Retainer from $70,000 to $80,000 in February 2023. There were no other changes to non-employee director compensation.

Director Compensation Table

The following table summarizes the compensation of each of our non-employee directors for 2022:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Michael Child	47,500	249,998	297,498
Jeanmarie Desmond	52,500	249,998	302,498
Gregory Dougherty	76,875	249,998	326,873
Eric Meurice	67,500	249,998	317,498
Natalia Pavlova	40,000	249,998	289,998
John Peeler	127,500	249,998	377,498
Thomas Seifert	72,500	249,998	322,498
Agnes Tang	30,329	249,975	280,304

[1] Valuation based on the fair value of the RSU awards as of the grant date determined pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC Topic 718"). The assumptions that we used with respect to the valuation of RSU awards are set forth in Note 15 to our Consolidated Financial Statements in our Annual Report. On May 6, 2022, in connection with her March 28, 2022 appointment to the Board, Ms. Tang was granted 2,475 RSUs, which vested in a single installment on May 6, 2023. On May 24, 2022, each continuing director serving on the Board, other than Ms. Tang, was granted 2,631 RSUs, which will vest in a single installment on May 24, 2023.

Outstanding Equity Awards Table

The following table provides information regarding unexercised stock options and unvested RSUs held by each of our non-employee directors on December 31, 2022:

Name	Unvested Restricted Stock Units (#)	Total Option Awards Held (#)
Michael Child	2,631	17,078
Jeanmarie Desmond	2,631	—
Gregory Dougherty	2,631	3,259
Eric Meurice	2,631	20,001
Natalia Pavlova	2,631	—
John Peeler	2,631	7,576
Thomas Seifert	2,631	1,113
Agnes Tang	2,475	—

The Company no longer grants stock options to non-employee directors. All previously-granted options were vested as of December 31, 2022.

Our Charter limits the dollar amount of personal liability of our directors for breaches by them of their fiduciary duties. Our Charter requires us to indemnify our directors to the fullest extent permitted by the DGCL. We have also entered into indemnification agreements with all of our directors and we have purchased directors' and officers' liability insurance.

Objectives of Director Compensation

Quality non-employee directors are critical to our success. We believe that the two primary duties of non-employee directors are to effectively represent the long-term interests of our stockholders and to provide guidance to management. As such, our compensation program for non-employee directors is designed to meet several key objectives:

- Adequately compensate directors for their responsibilities and time commitments and for the personal liabilities and risks that they face as directors of a public company.
- Attract the highest caliber non-employee directors by offering a compensation program consistent with those at companies of similar size, complexity and business character.
- Align the interests of directors with our stockholders by providing a significant portion of compensation in equity and requiring directors to own our stock.
- Provide director compensation that is simple and transparent to stockholders and reflects corporate governance best practices.

We also believe in aligning director compensation with stockholder interests. In 2022, approximately 80% of our non-employee director compensation was at-risk by being subject to stock price performance.

Elements of Director Compensation

We believe that the following components of our director compensation program support the objectives above:

- We provide cash compensation through retainers for Board and committee service, as well as additional cash retainers to the non-executive Chair of the Board and chairs of our standing Board committees. We do not provide Board and committee meeting fees. Compensating our directors in this manner simplifies the administration of our program and creates greater equality in rewarding service on committees of the Board. The additional retainers for Board or committee leadership compensate directors for the additional responsibilities and time commitments involved with chair responsibilities.
- We pay for, provide or reimburse directors for expenses, including business class travel, incurred to attend Board and committee meetings and director education programs. We do not pay our non-employee directors any additional payments or perquisites.
- Directors do not have a retirement plan.
- Directors who are also employees receive no additional compensation for service on the Board.

Determining Director Compensation

Our Compensation Committee reviews our director compensation program every other year to confirm that the program remains appropriate and competitive and recommends any changes to our full Board for consideration and approval.

The Compensation Committee engaged Aon's Human Capital Solutions practice, a division of Aon, an independent compensation consultant, to provide a comprehensive review of compensation for non-employee directors in comparison to the same compensation peer group used for the Company's executive compensation analysis. The analysis included review of cash retainers, initial and annual equity grants, vesting schedules, and meeting fees for Board and committee service. Based upon its review, in 2023 the Compensation Committee determined that the director compensation continues to be appropriate in general but recommended an increase in the non-executive Chair annual retainer to $80,000 from $70,000.

DETERMINING NON-EMPLOYEE DIRECTOR COMPENSATION



1

The Compensation Committee engages independent compensation consultant to review compensation of non-employee directors as compared to peer group

2

The Compensation Committee evaluates independent compensation consultant report, compensation trends and need to retain and attract high caliber non-employee directors consistent with comparable companies

3

The Board considers changes to non-employee directors compensation program recommended by the Compensation Committee

Director and Executive Officer Stock Ownership Guidelines

The Board adopted stock ownership guidelines to more closely align the interests of our directors and executive officers with those of our long-term stockholders. Under the guidelines, the following persons are expected to maintain a minimum investment in our common stock as follows:

- Non-employee directors, five times their annual cash Board retainers (excluding committee or leadership retainers);
- The CEO, five times his annual salary; and
- Senior executive officers, two times their respective annual salaries.

Unvested RSUs count toward required stock ownership levels; stock options (whether vested or unvested) and unvested PSUs do not. Indirect ownership of shares through a separate legal entity counts toward fulfillment of the ownership guidelines. Ownership requirements are to be achieved no later than four years after the election as a director or being appointed as an executive officer, except that prior to such time the director or officer is expected to retain a certain portion of stock issued upon exercise of stock options or vesting of RSUs and PSUs until the minimum ownership levels are attained. All directors and senior executive officers were in compliance with our stock ownership guidelines as of December 31, 2022.

Compensation Discussion and Analysis

Executive Overview

This Compensation Discussion and Analysis provides a review of our executive compensation philosophy and program, and Compensation Committee decisions for fiscal 2022. The discussion in this section focuses on the compensation of the NEOs for fiscal 2022, who were:

EUGENE SCHERBAKOV, PH.D.	Chief Executive Officer
TIMOTHY P.V. MAMMEN	Senior Vice President and Chief Financial Officer
ANGELO P. LOPRESTI	Senior Vice President, General Counsel and Secretary
ALEXANDER OVTCHINNIKOV, PH.D.	Senior Vice President, Chief Technology Officer
FELIX STUKALIN	Senior Vice President, Chief Operating Officer

Detailed bios of the NEOs are included in the Annual Report.

Financial and Strategic Highlights of 2022

IPG's revenue declined 2% in 2022 from record revenue in the prior year. Currency headwinds due to the strong U.S. dollar reduced revenue by approximately 5%. Furthermore, revenue was negatively impacted by continued soft demand in China flat sheet metal cutting, but was partially offset by record sales in e-mobility, medical, renewable energy and welding, including handheld welding applications. IPG successfully navigated supply chain disruptions as well as restrictions on shipments of components from its Russian facility without any delays in meeting customer demand, and while increasing production and safety stock in North America and Europe. IPG finished the year with cash, cash equivalents and short-term investments of $1.2 billion and returned $500 million to stockholders through share repurchases in 2022.

2022 Executive Compensation Highlights and Changes to 2023 Compensation Program

Despite supply chain disruptions, a tight labor market, rising material costs, inflationary pressures and geo-political conflicts facing IPG in 2022, IPG maintained a compensation program consistent with the prior year and its pay for performance philosophy.

Using a competitive analysis of peer compensation, the Compensation Committee approved increases of 3% to the named executive officers in 2022.

Variable cash compensation opportunity is based upon annual net sales and profitability against threshold, target and maximum performance goals. The 2022 AIP was approved in early February 2022, prior to the start of the Russia-Ukraine conflict. The conflict caused significant disruption to the business of IPG's Russian subsidiary as a result of numerous sanctions implemented by the U.S. and the E.U. on trade with Russia, as well as counter-sanctions by Russia on trade with countries supporting Ukraine. Despite the implementation of severe sanctions related to the conflict and lingering impacts of the COVID-19 pandemic, increased inflation, higher interest rates in the U.S. and E.U. and a strong U.S. dollar, the Company successfully navigated through supply chain challenges, meeting customer requirements and positioned IPG for future growth and success. Net sales was below target, declining 2% from the record revenue in the prior year with currency translation negatively impacting revenue by 5% due to the strong U.S. dollar. Because of the significant impacts on IPG's ability to supply and receive components from its Russian subsidiary, the Company booked write-downs of approximately $153 million for its long-lived assets and inventory in Russia, negatively impacting adjusted EBIT. After considering the impacts of the unexpected external events on the Company's earnings, which were not representative of our continuing performance, the Compensation Committee adjusted results to exclude the impact of the Russia related write-downs increasing adjusted EBIT to $376 million, which was above threshold but below target adjusted EBIT. The independent directors awarded the CEO 90% of his target payout for individual performance based upon his achievement of important goals relating to initiatives to sell the telecom business and other non-core assets, numerous cost reduction initiatives, development of a strategic plan, progress on organizational development and replacement of manufacturing previously performed in Russia without impacting deliveries of products to customers. However, the Company fell short of revenue growth goals. The other NEOs earned full payouts with respect to the individual performance component of the AIP.

In February 2022, the Compensation Committee approved grants of long-term incentives in the form of equity awards for the NEOs. Grants remained at the same percentage of salary as the prior year. The Compensation Committee approved long-term incentives in 2022 based 50% upon financial performance (PSUs) and 50% based upon service (RSUs). Half of the PSUs are based upon organic revenue growth and the other half on operating margin. As three-year relative stock performance compared to the approved index was below threshold for PSUs, the NEOs did not earn any payouts on the performance-based long-term incentives vesting in March 2022.

There were no special awards to NEOs in 2022.

For 2023, the Compensation Committee considered peer data showing rising compensation levels in light of persistent inflation and an IPG CEO salary that was lower than peer median. As a result, it approved a 7.1% increase to the CEO's base salary from 2022 and a 3.5% increase to all other senior executive base salaries. Annual and long-term incentive levels remained the same as 2022. The Compensation Committee approved 2023 awards comprised of performance-based PSUs (50%) and service-based RSUs (50%). Half of the PSUs are based upon organic revenue growth and the other half are based upon operating margin.

Stockholder-Minded Compensation Practices

PRACTICES WE EMPLOY

✓ *Align our NEO Pay with Performance*: Strong links of compensation to Company performance and stockholder returns for annual and long-term incentives. Annual bonus tied to revenue and net income and long-term incentives include performance-based stock units.

✓ *Balance Annual and Long-Term Incentives*: Incentive programs provide an appropriate balance of annual and long-term incentives and include multiple measures of performance.

✓ *Use Long-Term Incentives to Link Executive Pay to Company Performance*: Over half of NEO pay consists of long-term incentives.

✓ *Cap Incentive Award Payouts:* Annual Incentive Plan ("AIP") award payouts and certain long-term incentive awards are capped.

✓ *Maximize Stockholder Value While Mitigating Risk*: Service-based equity awards vest over three years. This incentivizes long-term growth and discourages short-term risk taking.

✓ *Independent Compensation Consultant*: The Compensation Committee retains a compensation consultant, who is independent and without conflicts of interest with the Company.

✓ *Robust Stock Ownership Requirements*: Officers and directors are subject to stock ownership guidelines to further align their interests with stockholder interests. Our NEOs substantially exceed the ownership guidelines.

✓ *Clawbacks on Executive Compensation*: We maintain a compensation recovery policy covering cash and equity.

PRACTICES WE AVOID

✗ *No Guaranteed Annual Bonuses:* Our annual incentive compensation plan is performance-based and does not include any minimum payout levels.

✗ *No SERP or Pension:* We have no supplemental executive retirement plans (SERPs) or defined benefit pension plans.

✗ *No Excise Tax Gross-Ups:* We do not provide excise tax gross reimbursements for change in control payouts.

✗ *No Excessive Perquisites:* We provide limited perquisites to our NEOs.

✗ *Hedging and Pledging of Company Stock is Prohibited.*

✗ *No Severance For "Cause" Terminations.*

✗ *No Single-Trigger Change in Control Provisions.* Equity awards for NEOs generally require a "double-trigger" of both a change-in-control and termination of employment for both cash and equity compensation acceleration.

✗ *No Stock Option Repricing without Stockholder Approval.* Our equity plans prohibit repricing underwater stock options.

Stockholder Feedback

At our 2020 annual meeting of stockholders, our stockholders overwhelmingly approved our executive compensation structure in a "say-on-pay" advisory vote, with over 95% voting in favor of our executive compensation structure. After considering the results of the 2020 vote, the Compensation Committee determined not to change its pay philosophy or practices. At our annual meeting in 2017, our stockholders approved an advisory "say-on-frequency" proposal to hold "say-on-pay" advisory votes every three years and, therefore, we elected to submit the advisory "say-on-pay" proposal to our stockholders on a triennial basis. Proposals 2 and 3 described herein are the "say-on-pay" advisory vote and advisory "say-on-frequency" vote.



95%

Say-on-pay approval during last stockholder vote (2020)

2022 Compensation of Named Executive Officers

Our Business and Our Compensation Philosophy

The guiding principles of our executive compensation philosophy and practices continue to be pay-for-performance, accountability for annual and long-term performance, alignment to stockholders' interests and providing competitive pay to attract and retain executives. We believe our compensation program strikes the appropriate balance between utilizing responsible, measured pay practices and effectively incentivizing our executives to dedicate themselves fully to value creation for our stockholders.

Our executive compensation program is designed to focus our executive officers on both annual and long-term financial and operational performance without encouraging unnecessary risk. Approximately 88% and 78% of the total direct target compensation of our CEO and other NEOs (average), respectively, in 2022 was at risk. "At risk" implies awards that are subject to performance conditions and/or stock price performance.

The amounts below illustrate the allocation of all fiscal 2022 compensation components at target for our CEO and for our other NEOs as a group.

	Primary Compensation Elements		Objective
FIXED	**Base Salary**		• Provide a competitive fixed component of cash compensation to attract and retain talented and experienced executives with the knowledge and skills necessary to achieve the Company's strategic business objectives • The Compensation Committee uses the services of an independent compensation consultant to assess the base salaries as compared to a competitive target range of the Company's peer group and a larger group of technology companies • The Compensation Committee considers these factors when setting base salaries of the NEOs: scope of the NEO's responsibilities, contributions, skills, knowledge, experience, seniority and annual and long-term Company performance
	CEO  12%	**OTHER NEOs**  22%	
AT-RISK	**Annual Incentive Plan**		• Offer a variable cash compensation opportunity that may be earned based upon the level of achievement of challenging corporate goals, with an additional compensation opportunity based upon individual performance • Foster a shared commitment among executives through establishment of uniform Company financial goals • Award payouts are subject to a cap of 225% of target in a performance period
	CEO  13%	**OTHER NEOs**  17%	
	Long-Term Incentives		• Align interests of our NEOs and stockholders by motivating executive officers to increase long-term stockholder value • At least 50% of long-term incentives are based upon performance measures • PSUs provide an additional incentive to our NEOs based on performance. 50% (at target) of PSUs are based on the Company's organic revenue growth and 50% (at target) are based upon operating margin, measuring the Company's performance over three years • Service-based equity awards consist of RSUs. They offer long-term retention while providing alignment with stockholder value creation • Enhance retention with RSUs vesting one-third annually over three years and PSUs cliff vesting after three years
	CEO  75%	**OTHER NEOS**  61%	
	Performance-based Equity Award (PSUs) & Service-based Equity Award (RSUs)		

Base Salary

We provide base salary to our NEOs and other employees to compensate them for services rendered on a day-to-day basis during the fiscal year. Unlike annual cash incentives and long-term equity incentives, base salary is not subject to performance risk. The Compensation Committee reviews data provided by its independent compensation consultant and considers the factors when setting base salaries of the NEOs: experience, skills, seniority, knowledge and responsibilities of the executive and the individual's performance assessment provided by the CEO. With respect to the CEO, the Compensation Committee additionally considers the performance of the Company as a whole in its recommendation to the independent directors, who set CEO compensation.

In February 2022, the Compensation Committee evaluated the base salaries and total cash compensation for the NEOs with the assistance of Aon, its independent compensation consultant. The Compensation Committee approved increasing base salaries for all NEOs by 3% from 2021 levels.

2023 Update. The Compensation Committee approved merit increases in 2023 of 7.1% to the base salary of Dr. Scherbakov, our CEO, from 2022 levels and 3.5% to the base salaries of all other NEOs following an assessment of base salaries and total cash compensation with the analysis of Aon.

Annual Incentives

A significant portion of the individual's potential short-term compensation is in the form of annual cash incentive pay tied to the achievement of goals set by the Compensation Committee under our Senior Executive AIP administered by the Compensation Committee. The Compensation Committee determined who is eligible to receive awards under the AIP, defined performance goals and objectives for executives, established target awards for each participant for the relevant performance period, and determined the percentage of the target award that should be allocated to the achievement of each of the chosen performance goals. After the end of the fiscal year, the independent directors and the Compensation Committee determined the amount of the CEO's and each NEO's actual annual incentive award, respectively, based upon its evaluation of achievement against pre-determined goals.

At target, the financial performance payout accounted for 75% of the overall target award and personal performance payout accounted for 25% of the target award. If a financial performance goal is met at the target level as determined by the Compensation Committee, the target payout is paid for that goal. Performance above the financial target would result in a higher payout, up to 267% of the NEO's target cash bonus for the financial performance target. Performance below target would result in a lower bonus payout for that goal. If both performance goals are met at the financial thresholds (minimums), NEOs can receive 25% of the NEO's target cash bonus for financial performance targets. No payout for financial metrics will be earned if financial performance is below both financial thresholds. The CEO can earn up to 25% of his target award based upon goals and objectives determined by the independent directors. The other NEOs also are eligible for payouts up to 25% of the target award based on their individual performance in support of the CEO's goals and other objectives, the recommendation of the CEO, and other factors the Compensation Committee deems relevant. The maximum opportunity under the AIP is 225% of the target payout.



The Compensation Committee approved annual performance targets and targeted individual payouts for the Company's NEOs and other executive officers for fiscal year 2022. Consistent with prior years, the Compensation Committee identified two financial performance measures: net sales and adjusted EBIT, each as determined under the AIP, and assigned a 50% weighting factor to each financial performance goal. The Compensation Committee chose to focus on revenue and pretax profits so that our NEOs and other executive officers would be incentivized to deliver the types of financial performance that benefit our stockholders, namely sales and profits. The target awards were set at 110% and 80% of base salary for the CEO and other NEOs, respectively. The Compensation Committee established the goals early in the fiscal year 2022 and evaluated achievement of the goals after year-end.

2022 Compensation of Named Executive Officers

The Compensation Committee set the performance goals based upon the best available information at the time, in the context of continuing uncertainty regarding the ongoing impacts from the COVID-19 pandemic, including rolling country lockdowns and resumption of international travel. Further, these goals were established prior to the conflict in Ukraine and the unforeseeable and substantial impacts that this action and the evolving sanctions would have on the Company's business. The goals were designed to be challenging and were expected to incentivize the NEOs to advance IPG's strategic and operational priorities.

In early 2023, the Compensation Committee determined a payout percentage based on its evaluation of results against the financial targets and considered whether any further adjustments should be made to the financial targets. For purposes of the AIP, our GAAP net sales for fiscal year 2022 were determined without adjustments to the goals determined early in 2022. Our adjusted EBIT was determined by adjusting our GAAP net income to exclude interest and taxes, and pre-established adjustments made in accordance with the terms of the AIP determined at the beginning of fiscal year 2022. The pre-established adjustments included exclusion of stock-based compensation and foreign exchange transaction gains and losses, consistent with prior years. In addition, the Compensation Committee approved an adjustment to our adjusted EBIT to exclude certain items that they believed were not representative of our continuing performance, as they were non-recurring or had no cash impact, namely the costs related to restructuring our Russian operations, explained in more detail below.

Despite the severe sanctions implemented in 2022 related to the Ukraine conflict and lingering impacts of the COVID-19 pandemic, increased inflation, higher interest rates in the U.S. and E.U. and a strong U.S. dollar, the Company successfully navigated through supply chain challenges, meeting customer requirements and positioned IPG for future growth and success. As the year progressed, the Company saw strong sales for welding applications as well as for newer emerging products in medical applications, electric vehicle battery production and solar cell manufacturing. Moderated demand for cutting in China, as well as persistent uncertainty due to supply chain constraints on the Company and its customer, presented challenges. Increased price competition in high power cutting and a strong U.S. dollar adversely affected revenues. The Company also sold its telecom business in 2022. Our net sales declined 2% from the record revenue in the prior year with currency translation negatively impacting revenue by 5% due to the strong U.S. dollar. As a result, net sales of $1,430 million fell short of the target of $1,544 million. Threshold and maximum net sales levels under the AIP were $1,389 million and $1,698 million, respectively. No adjustment was made to net sales.

The Ukraine conflict caused significant disruption in the business of IPG's Russian subsidiary as a result of numerous sanctions implemented by the U.S. and the E.U. on trade with Russia, as well as counter-sanctions by Russia on trade with countries supporting Ukraine. Throughout the year, IPG developed production capabilities outside of Russia. Our Russian subsidiary was a low-cost and critical supplier in IPG's vertically integrated business model. As a result of the various sanctions, costs increased from the transfer of production to western locations and tariffs increased on Russia-made items. We also experienced higher transport costs. Trade and costs of our Belarus subsidiary were similarly affected. The additional costs were not factored into the financial targets when they were established. Because of the significant impacts of the Russia-Ukraine conflict on IPG's ability to supply and receive components from its Russian subsidiary, the Company booked write-downs of approximately $153 million for its long-lived assets and inventory in Russia and incurred restructuring charges and consulting fees related to its Russian operations of $11 million, which negatively impacted adjusted EBIT. After considering the impacts of the unexpected external events on the Company's earnings, which were not representative of our continuing performance, the Compensation Committee adjusted results to exclude the impact of the Russia related write-downs and other charges from adjusted EBIT, which was $376 million. This performance was below the target adjusted EBIT of $419 million and above threshold of $335 million. Maximum adjusted EBIT was $479 million.

Individual performance goals for the CEO were established by the independent directors early in 2022. Following a review of the CEO's self-assessment against his goals, the independent directors awarded the CEO 90% of his target payout for his individual performance. His performance included achieving important goals relating to initiatives to sell the telecom business and other non-core assets, numerous cost reduction initiatives, development of a strategic plan, progress on organizational development and replacement of manufacturing previously performed in Russia without customer impact. However, the Company fell short of several revenue growth goals. The Compensation Committee also evaluated each of the other NEO's individual performance based on each NEO's self-assessment and Dr. Scherbakov's recommendation. The other NEOs earned full payouts for the individual performance components of the AIP based upon their individual goals as reviewed by the Committee and success in addressing the multifaceted challenges confronting the Company in 2022.

The fiscal year 2022 annual cash incentive award payments are included in the "Non-Equity Incentive Plan Compensation" column of the Executive Compensation – Summary Compensation Table and are set forth in the following table.

| | | Target[1] | | | | Actual | | | |
	Annual Base Salary	Target Annual Incentive %	Corporate Performance Target	Personal Performance Target	Target Annual Incentive $	Financial Performance %	Personal Performance %	Final Award as % of Base Salary	Final Award $
Eugene Scherbakov	$785,500	110%	82.5%	27.5%	$864,050	44.05 % +	24.80%	68.80%	$540,425
Timothy Mammen	$520,500	80%	60.0%	20.0%	$416,400	32.05 % +	20.00%	52.05%	$270,900
Angelo Lopresti	$469,100	80%	60.0%	20.0%	$375,280	32.05 % +	20.00%	52.05%	$244,100
Alexander Ovtchinnikov	$464,700	80%	60.0%	20.0%	$371,760	32.05 % +	20.00%	52.05%	$241,800
Felix Stukalin	$454,800	80%	60.0%	20.0%	$363,840	32.05 % +	20.00%	52.05%	$236,800

[1] The "threshold" and "maximum" amounts are provided in the 2022 Grants of Plan-Based Awards. Financial and personal performance are weighted 75% and 25%, respectively.

2023 Update. For 2023, the performance measures remained the same but with different financial targets, thresholds and maximums. Annual incentive payouts at target and maximum as a percentage of salary remained the same as 2022. The Compensation Committee, after review of peer annual incentives with the analysis of Aon, increased the payout at the financial threshold from 25% to 50% of the NEO's target cash bonus.

Long-Term Incentives

The goal of our equity-based award program is to provide employees and executives with the perspective of an owner having a long-term financial stake in our success, further increasing alignment with stockholders. Our equity-based incentives align the interests of our executives and stockholders by motivating executives to increase long-term stockholder value.

In 2022, our equity-based award program for our NEOs included PSUs and RSUs, with each award type representing half of the overall 2022 long-term incentive award opportunity (at target for the PSUs). The type and proportion of the equity grants reflected a 2022 review by our Compensation Committee with the assistance of Aon of equity award practices at peer companies. The Committee believes that granting a balance of PSUs and RSUs appropriately aligns executive compensation with the achievement of the Company's strategic goals and long-term stockholder value creation. Additionally, the value of the PSUs and RSUs are tied to the Company's stock price which further links pay to performance.



2022 EQUITY ELEMENTS
(at target)

In February 2022, the Compensation Committee determined to keep long-term incentive levels the same as 2021, but changed the performance metrics for PSUs to weight 50% of the PSU value on organic revenue growth and 50% on operating margin. The Committee chose these two measures because they are generally accepted as two fundamental drivers of sustained stockholder value and provide clearer line-of-sight measurements than many alternative measures. The Compensation Committee approved 2022 awards comprised of PSUs based upon organic revenue growth (at target, 25% of award value), and operating margin (at target, 25% of award value), and service-based RSUs (50% of award value).

For the PSUs based upon organic revenue growth, the value of the PSU is based upon the compound annual growth rate of organic revenue over a three-year performance period starting on January 1, 2022, and ending on December 31, 2024. For such awards, the target growth rate is set annually based upon the annual budget approved by the Board for the then present year with the intent to incentivize and reward executives and other senior employees sustained revenue growth. The performance of operating margin to the target for each individual year in the performance period is averaged over the three-year performance period to calculate the final award earned. Performance below the target would decrease the award, subject to a minimum performance level below which no award would be earned, and performance above the target would increase the award, subject to a maximum cap of 200% of the target award.

At the time the PSUs vest, they are subject to a limit on the value of shares than can vest, an amount equal to a maximum of six hundred percent (600%) of the product of (i) the number of target shares awarded, times (ii) the fair market value of a share of our common stock on the grant date (the "600% Cap"). If the 600% Cap is exceeded, the number of PSUs that would otherwise become earned PSUs will be reduced to the extent necessary to avoid the 600% Cap being exceeded.

PSUs, which cliff vest in March 2025 following the end of the three-year performance period, serve as a valuable retention tool. RSUs vest annually over a three-year period and also encourage retention. PSUs and RSUs granted in 2022 are entitled to dividends, should any be paid. Any dividends on shares underlying the PSUs and RSUs do not vest and are not paid until the awards vest.

In 2022, the Compensation Committee used competitive market data from the total compensation study of peer companies to gain perspective of appropriately competitive executive compensation. The Compensation Committee analyzed several aspects of the equity grant program, including (i) the degree to which executives have incentives to remain employed by the Company through unvested award value and (ii) the aggregate equity usage in terms of (a) annual usage, typically called burn rate and (b) cumulative equity delivery, typically called overhang, to determine the dilutive effect of equity awards on investors. The majority of outstanding equity award holdings of the executives were allocated to unvested shares in the aggregate, and all such executives had a minimum of two years' worth of annual award values in unvested equity value. Based upon this information, Aon advised the Compensation Committee that our equity program provided strong retention incentives.

The table below provides information on grants of performance-based PSUs and service-based RSUs to the NEOs in 2022.

Name	Equity Incentive as a Percentage of Base Salary (%)	Service-Based Restricted Stock Units (#)	Operating Margin PSUs (at Target) (#)	Operating Margin PSUs Range (Based upon Achievement) (#)	Organic Revenue Growth PSUs (at Target) (#)	Organic Revenue Growth PSUs Range (Based upon Achievement) (#)
Eugene A. Scherbakov	525	18,273	9,136	0 - 18,272	9,136	0 - 18,272
Timothy P.V. Mammen	300	5,706	2,853	0 - 5,706	2,853	0 - 5,706
Angelo P. Lopresti	275	4,714	2,357	0 - 4,714	2,357	0 - 4,714
Alexander Ovtchinnikov	275	4,670	2,335	0 - 4,670	2,335	0 - 4,670
Felix Stukalin	283	4,703	2,351	0 - 4,702	2,351	0 - 4,702

Actual Performance of Performance-Based Stock Units.

The PSUs granted in 2018, 2019 and 2020 vesting in March 2021, 2022 and 2023, respectively, were based upon the relative stock performance of the Company share price compared to certain stock indices ("relative TSR"). The benchmark index for 2018 was the S&P 500 Composite Index, and for 2019 and 2020 was the S&P Composite 1500 Electronic Equipment, Instrument and Component Index. All 2018 and 2019 PSUs and half of the 2020 PSUs were relative TSR PSUs. During each of the periods, IPG's performance fell below the respective thresholds, consequently no shares were paid out for the relative TSR PSUs vesting in 2021, 2022 and 2023. The lack of payouts for these PSUs illustrates the alignment of the NEOs' pay with Company performance.

Half of PSUs granted in 2020 were based on the ratio of Operating Cash Flow to Adjusted Net Income ("OCF PSUs") vested in March 2023 at 74% of target. The Compensation Committee determined to adjust the performance of the 2020 OCF PSUs based on unbudgeted timing of tax prepayments in Germany in 2020. German tax prepayments are based on prior year income and the taxes paid in 2020 were based on 2019 results even though 2020 results were impacted by the global COVID-19 pandemic. These prepayments were taken into account when preparing the 2021 budgeted cash tax payments, but were not in 2020 which distorted the calculation for 2020. This adjustment increased the number of OCF PSUs by approximately 7 percentage points.

No information is available yet on the final performance of any PSUs granted in 2021, 2022 and 2023, as they will not vest until March 2024, 2025 and 2026, respectively.

2023 Update. For 2023, the Compensation Committee approved 2023 awards comprised of 50% PSUs and 50% RSUs. Half of the PSUs are based upon each of organic revenue growth and operating margin. The performance measures for 2023 remained the same but with different financial targets, thresholds and maximums.

Other Compensation

Severance Benefits. The severance benefits that we offer to our NEOs assist us in recruiting and retaining talented individuals and are consistent with the range of severance benefits offered by our peer group. The severance provisions of our NEO employment agreements are summarized in *Potential Payments upon Termination or Change in Control* below.

Retirement Benefits. We do not offer an executive retirement plan or a non-qualified deferred compensation plan. Executives in the United States are eligible to participate in our 401(k) retirement savings plan on the same terms as all other U.S. employees. Our 401(k) retirement savings plan is a tax-qualified plan and therefore is subject to certain Internal Revenue Code limitations on the dollar amounts of deferrals and Company contributions that can be made to plan accounts. These limitations apply to our more highly-compensated employees (including the NEOs). We made matching contributions to our employees at a rate of 50% of deferrals subject to a maximum of 6% of eligible compensation under the 401(k) retirement savings plan, including the NEOs, who participate in the plan as set forth in the Summary Compensation Table. Dr. Scherbakov has historically participated in a German government-sponsored retirement program.

Moving and Living Expenses. In 2021, in connection with his appointment as CEO, the Company agreed to pay or reimburse Dr. Scherbakov for his expenses related to moving to and his employment in the United States. In 2022, these expenses included automobile, housing, medical and dental insurance, and tax preparation, Dr. Scherbakov maintains his residence in Germany at his sole cost where he spends a portion of his time managing the Company and overseeing the Company's substantial European operations. The expenses related to his living in the U.S. are tax-grossed up. While the Company generally does not provide tax gross-up payments to our senior executives in connection with perquisites and benefits, the Company determined to provide Dr. Scherbakov tax gross-up payments in connection with his stays in the U.S., and any related international tax compliance payments, because such expenses are incurred as a result of the Company's request to perform his duties in the United States.

Personal Benefits. Our executives are eligible to participate in employee benefit plans, including medical, dental, life and disability insurance and vacation plans as well as an employee stock purchase plan, which is intended to be qualified under Section 423 of the Internal Revenue Code. The employee stock purchase plan allows participants to purchase Company shares at a price equal to 85% of the lesser of the fair market value at the first day or last day of the six month offering period, subject to limitations on the amount of shares. These plans generally are available to all salaried employees and do not discriminate in favor of executives. Benefits are intended to be competitive with the overall market in order to facilitate attraction and retention of high-quality employees.

The Compensation Committee compared the Company's executive perquisites policies against the 2022 peer group and made no changes. The Company provides the use of a corporate aircraft to the CEO and other executives for business travel integral to the performance of their duties. Executives are encouraged to use the aircraft for efficiency, safety and security. However, executives are not allowed to use the aircraft for personal use that has not been paid for, except that family and other guests may accompany executives on the aircraft for business travel. In addition, exceptions are allowed for extenuating circumstances such as compassionate circumstances. The Company sold its corporate aircraft in 2022 and now leases a limited number of hours annual for executive travel. The Company provides Dr. Scherbakov use of an automobile in the United States and Germany.

Executive Compensation Decision-Making

Role of Compensation Committee

The Compensation Committee determines, approves and administers the compensation programs for our executive officers, including our NEOs. The Compensation Committee recommends to the independent directors the CEO's annual base salary, annual incentive opportunity and long-term incentive opportunity. The independent directors approve the CEO's compensation and our Compensation Committee approves the compensation for other executive officers in consultation with our CEO. Our Compensation Committee is also responsible for making recommendations to the Board with respect to the adoption of equity plans and certain other benefit plans. The Compensation Committee and the independent directors meet in executive sessions when determining executive compensation.

The Compensation Committee may delegate authority whenever it deems appropriate. In 2022, the Compensation Committee delegated authority to grant equity awards for non-executives to the CEO, subject to certain conditions, including amounts of awards and review of awards by the Compensation Committee.

Our Compensation Committee's policy is to set executive pay in accordance with the objectives of the Company's compensation programs as described above. In the Compensation Committee's view, the Company's executive compensation program provides an overall level of compensation opportunity that is competitive with peer companies.

Actual compensation levels may be greater or less than target compensation levels provided by similar companies based upon annual and long-term Company performance, as well as individual performance, contributions, skills, seniority, knowledge, experience and responsibilities.

Role of Management

The CEO participates in the establishment of compensation levels and payouts for individual performance for other NEOs. He assesses the performance of all NEOs and recommends to the Compensation Committee the overall levels of achievement and personal performance in the year. Upon request, the NEOs provide supplemental material to the Compensation Committee to assist in the determination and implementation of compensation, policies and practices. The CEO is not involved in decisions regarding the setting of any component of his compensation. The CEO and other members of senior management attend Compensation Committee meetings at the invitation of the Compensation Committee.

Role of Independent Consultant

The Compensation Committee engaged Aon's Human Capital Solutions practice, a division of Aon plc ("Aon"), an independent compensation consultant, to conduct a comprehensive review and analysis of our executive and non-employee director compensation programs and to make recommendations for compensation related to 2021. The consultation included non-executive compensation data and valuation services for equity incentives. Aon does not perform any other work for the Company. The Compensation Committee reviews the independence of Aon in light of SEC rules and Nasdaq listing standards regarding compensation consultants. The Compensation Committee believes that there were no actual or potential conflicts of interest with Aon in 2022.

Pay Positioning Strategy and Peer Group

Consistent with prior years, in 2022 the Compensation Committee used competitive compensation data from the annual total compensation study of peer companies to inform its decisions about overall compensation opportunities and specific compensation elements. Aon performed an analysis of similarly-situated public companies, supplemented the peer group with published survey data providing a broad market representation of companies, as well as set parameters for the peer group study. Additionally, the Committee used multiple reference points when establishing targeted compensation levels. Within the comparative framework, the primary data was the named peer group of specific peers selected by the Compensation Committee and the secondary data was broader, size-appropriate comparisons in the high technology industry using Aon/Radford Global Technology Survey data. The Committee does not benchmark specific compensation elements or total compensation to any specific percentile relative to the peer companies or the broader United States market. Instead, the Committee applies judgment and discretion in establishing targeted pay levels, taking into account not only competitive market data, but also factors such as Company, business and individual performance, scope of responsibility, critical needs and skill sets, leadership potential, length of tenure and succession planning. No single factor takes precedence over any other, nor is any formula used in making these decisions.

The peer companies selected by the Compensation Committee are companies that operate in the semiconductor equipment and electronic manufacturing industries, and are comparable in terms of revenue, market capitalization and headcount.

For 2022, the peer companies were:

Barnes Group, Inc.	Cognex Corporation	Coherent, Inc.
Dolby Laboratories, Inc.	Donaldson Company, Inc.	Entegris, Inc.
Graco, Inc.	IDEX Corporation	II-VI Incorporated
ITT, Inc.	Littlefuse, Inc.	Lumentum Holdings Inc.
MKS Instruments, Inc.	National Instruments, Inc.	Nordson Corporation
Novanta, Inc.	Teradyne, Inc.	Trimble Navigation Limited
Waters Corporation	Watts Water Technologies, Inc.	

The Compensation Committee reviews this peer group annually with input from Aon to ensure that the comparisons are meaningful. In this review, the Compensation Committee considers several factors in developing a peer group: it considers the current peer group to determine appropriateness, the peers used by institutional governance advisors, the companies that list our Company as a peer to understand crossover peers and broader research based upon established selection criteria to identify potential future peers. The Committee then develops criteria for business sector, including but not limited to revenue, operating income and market capitalization. Aon also supplements its peer analysis with the data from a broader list of high-technology public company participants in the AON/Radford Global Technology Survey targeting technology companies with comparable revenue levels. Companies that are no longer publicly traded are omitted from the peer group. Based upon the process and applying the criteria above, the Compensation Committee, with input from Aon, added Littlefuse, Inc. and Novanta, Inc. and removed FLIR Systems, Inc. because FLIR was acquired in 2021. The Compensation Committee approved the proposed changes to the peer group for 2022 compensation determinations.

COMPANY VS. PEER GROUP



2023 Update. For 2023 compensation determinations, the Compensation Committee reviewed the analysis from Aon regarding the Company's peer group. Aon performed an analysis of similarly-situated public companies, supplemented the peer group with published survey data providing a broad market representation of companies, as well as set parameters for the peer group study. For 2022, the analysis by Aon proposed adding Advanced Energy Industries, Inc., Albany International Corp., FormFactor, Inc., Kadant Inc. and Onto Innovation Inc. and removing Coherent, Inc. because it was acquired in 2022, as well as Entegris, Inc., Teradyne, Inc., Trimble Navigation Limited, and Waters Corporation. The Compensation Committee approved the proposed changes to the peer group for 2023 compensation determinations.

Other Factors Affecting Compensation

Tax Deductibility under Section 162(m). Section 162(m) of the Internal Revenue Code ("Section 162(m)") limits the deductibility for federal income tax purposes of certain compensation paid in any year by a publicly held corporation to its "covered employees" as defined by Section 162(m) (generally, our current and former NEOs) to $1 million per executive (the "$1 million cap"). The Compensation Committee believes it is appropriate to retain the flexibility to authorize payments of compensation that may exceed the $1 million cap if, in the Compensation Committee's judgment, it is in the Company's best interest to do so. We generally will continue to emphasize performance-based compensation, even though it may no longer be deductible.

Accounting Considerations. We consider the accounting implications of our executive compensation program. In addition, accounting treatment is just one of many factors impacting plan design and pay determinations. Our executive compensation program is designed to achieve a favorable accounting and tax treatment so long as doing so does not conflict with the intended plan design or program objectives.

Compensation Risk

Management conducts an annual risk assessment of the Company's compensation policies and practices for all employees, including non-executives, and reports its findings to the Compensation Committee. In 2022, management concluded that the Company's compensation policies and practices are balanced and do not motivate imprudent risk taking. Management believes that the Company's compensation policies do not create risks that are reasonably likely to have a material adverse effect on the Company.

In reaching this conclusion, they considered the following factors:

- our compensation program is designed to provide a mix of both fixed and variable incentive compensation;
- our senior executives are subject to stock ownership guidelines, which we believe incentivize our executives to consider the long-term interests of the Company and our stockholders and discourage excessive risk-taking that could negatively impact our stock price;
- our senior executives are subject to compensation recovery policy, which discourages excessive risk-taking that could negatively affect our stock price;
- our incentive compensation programs are designed with vesting terms that are relatively consistent, spread out over several years, and do not contain steep payout "cliffs" that might encourage short-term business decisions in order to meet a vesting or payout threshold; and
- our senior executive incentive compensation program caps the amounts that may be paid for performance above target level.

Other Policies

Anti-Hedging and Limitations on Pledging of Company Stock. The Board adopted policies prohibiting hedging transactions and the pledging of our common stock. Under our insider trading policy, no director or employee may engage in shorting shares of our common stock or any type of securities that we may issue, or buying or selling puts, calls or derivatives related to our common stock. Additionally, directors and officers of the Company may not pledge any Company shares. The Board amended our policy in 2023 to prohibit all pledging, a change from the prior policy which allowed directors and officers to pledge up to 20% of such person's total stock ownership subjected to certain conditions.

Stock Ownership Guidelines. The Board adopted stock ownership guidelines to closely align the interests of our executives with those of our long-term stockholders. Generally, the CEO must hold five times his annual salary in Company equity, and senior executive officers must hold at least two times their respective annual salaries in Company equity. For more information, including the types of equity that count toward our stock ownership guidelines, see *Director and Executive Officer Stock Ownership Guidelines.*

Clawback Policies. The Board adopted compensation recovery policy that allows the Company to recapture cash and equity performance-based compensation from executives if the amount of the award was based upon achieving certain financial results that were later restated due to the participant's misconduct. In addition, all equity awarded to employees since 2007 contain a provision under which employees may be required to forfeit equity awards or profit from equity awards if they engage in certain conduct, including competing against the Company, disclosing confidential information, or soliciting its employees or customers. In connection with the adoption of recent rules by the U.S. Securities and Exchange Commission regarding clawbacks, the Board intends to review and revise its present policy to comply when the rules become effective on the Company.

Compensation Committee Report

The Compensation Committee of the Board has reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Company's Proxy Statement for the Company's 2023 Annual Meeting of Stockholders and in the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

COMPENSATION COMMITTEE
Gregory Dougherty, *Chair*
Jeanmarie Desmond
Eric Meurice
John Peeler

March 16, 2023

The information in the Compensation Committee Report shall not be considered "soliciting material" or "filed" with the SEC, nor shall this information be incorporated by reference into any previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company incorporates it by specific reference.

Executive Compensation Tables

Summary Compensation Table

The following table provides information regarding compensation earned by the NEOs for the fiscal years indicated below:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Eugene Scherbakov Chief Executive Officer[4][5]	2022	785,174	—	4,999,721	—	540,200	310,425	6,635,520
	2021	803,200	—	4,406,457	—	1,919,896	155,298	7,284,851
	2020	627,819	—	2,441,338	—	573,604	25,554	3,668,315
Timothy Mammen Chief Financial Officer and Senior Vice President	2022	520,500	—	1,561,276	—	270,900	11,082	2,363,758
	2021	505,300	—	1,534,952	—	909,600	10,632	2,960,484
	2020	481,200	—	1,504,074	—	375,900	26,561	2,387,735
Angelo Lopresti Senior Vice President, General Counsel and Secretary	2022	469,100	—	1,289,844	—	244,100	12,762	2,015,806
	2021	455,400	—	1,267,921	—	819,700	12,312	2,555,333
	2020	442,100	—	1,266,637	—	323,200	12,162	2,044,099
Alexander Ovtchinnikov Senior Vice President, Chief Technology Officer	2022	464,700	—	1,277,805	—	241,800	14,694	1,998,999
	2021	451,200	—	1,256,284	—	812,100	14,244	2,533,828
	2020	438,100	—	1,255,095	—	320,300	39,122	2,052,617
Felix Stukalin Senior Vice President, Chief Operating Officer	2022	454,800	—	1,286,697	—	236,800	15,694	1,993,991
	2021	441,600	—	1,265,070	—	794,900	14,244	2,515,814
	2020	424,700	—	1,264,094	—	313,400	25,353	2,027,547

[1] Since 2020, the Company has granted PSUs and service-based RSUs, which are reflected in the Stock Awards column. The value of the PSUs is based on the probable outcome of the performance conditions (at the grant date) in accordance with ASC Topic 718 assuming no forfeiture. For PSUs granted in 2022, the values of the award at the grant date assume the highest level of performance conditions will be achieved are $4,999,584, $1,561,276, $1,289,844, $1,277,804, and $1,286,560 for Dr. Scherbakov, Messrs. Mammen and Lopresti, Dr. Ovtchinnikov, and Mr. Stukalin, respectively. There is no assurance that any of the performance targets will be achieved, that the service-based awards will vest or that the any of the recipients will realize the values listed above.

[2] Represents amounts earned under our AIP for services rendered in 2022, 2021 and 2020, respectively.

[3] The amount in 2022 for Dr. Scherbakov consists of U.S. housing allowance ($152,960), the expense of automobiles in Germany ($25,101) and the United States ($14,839), U.S. tax preparation fees ($3,500), dental insurance ($1,322) and $112,703 in tax gross-up associated with the foregoing U.S.-based benefits. Dr. Scherbakov maintains his principal residence in Germany at his sole cost. The Company pays for his U.S.-based living expenses and taxes thereon.

[4] Dr. Scherbakov was Chief Operating Officer, Managing Director of IPG Laser GmbH, and Senior Vice President, Europe prior to his appointment as CEO on May 4, 2021.

[5] A portion of the amounts paid to Dr. Scherbakov were denominated in Euros and Rubles. Dr. Scherbakov's salary as Chief Operating Officer for 2021 and 2020 and as Chief Executive Officer in 2022 and 2021 was approved in Euro. Amounts paid in foreign currencies were translated into U.S. dollars at the average daily exchange rates for the full years. The average daily rates in 2022, 2021 and 2020 for the Euro were 0.95, 0.85, 0.88, respectively, and in 2020 for the Ruble was 72.13. As a result of compensation being paid in one or more currencies that fluctuate against the U.S. dollar, the amount of salary paid may vary slightly from the salary stated in an employment agreement or approved by the Compensation Committee.

2022 Grants of Plan-Based Awards

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards ($)[1][2]			Estimated Future Payouts Under Equity Incentive Plan Awards (#)[3]			All Other Stock Awards: Number of Shares of Stock or Units (#)[4]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)[5]
		Threshold	Target	Maximum	Threshold	Target	Maximum				
Eugene Scherbakov	2/18/2022	422,424	863,691	1,943,306	—	—	—	—	—	—	—
	2/18/2022	—	—	—	9,136	18,272	36,544	—	—	—	2,499,792
	2/18/2022	—	—	—	—	—	—	18,273	—	—	2,499,929
Timothy Mammen	2/18/2022	182,175	416,400	936,900	—	—	—	—	—	—	—
	2/18/2022	—	—	—	2,853	5,706	11,412	—	—	—	780,638
	2/18/2022	—	—	—	—	—	—	5,706	—	—	780,638
Angelo Lopresti	2/18/2022	164,185	375,280	844,380	—	—	—	—	—	—	—
	2/18/2022	—	—	—	2,357	4,714	9,428	—	—	—	644,922
	2/18/2022	—	—	—	—	—	—	4,714	—	—	644,922
Alexander Ovtchinnikov	2/18/2022	162,645	371,760	836,460	—	—	—	—	—	—	—
	2/18/2022	—	—	—	2,335	4,670	9,340	—	—	—	638,903
	2/18/2022	—	—	—	—	—	—	4,670	—	—	638,903
Felix Stukalin	2/18/2022	159,180	363,840	818,640	—	—	—	—	—	—	—
	2/18/2022	—	—	—	2,351	4,702	9,404	—	—	—	643,281
	2/18/2022	—	—	—	—	—	—	4,703	—	—	643,417

[1] Amounts shown include possible payouts under the AIP for 2022 financial performance at the three performance measures plus individual performance at the maximum level for each. The performance measures used in determining AIP payments are discussed in *Compensation Discussion and Analysis—Annual Incentives* above. Actual amounts paid for 2022 performance are shown in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table above.

[2] Dr. Scherbakov's salary as Chief Executive Officer for 2022 was approved in Euro. The amounts included as possible payouts under the AIP for 2022 financial performance at the three performance measures plus individual performance at the maximum level for Dr. Scherbakov were translated into U.S. Dollars at the average daily exchange rate for 2022.

[3] For a description of the PSUs, see *Compensation Discussion and Analysis–Long-Term Incentives* above.

[4] The amounts listed reflect service-based RSUs granted under our 2006 Incentive Compensation Plan, which vest in three annual installments commencing on March 1, 2023.

[5] Valuation based on the fair value of such awards as of the grant date determined pursuant to ASC Topic 718. The assumptions that we used with respect to the valuation of equity awards are set forth in Note 15 to our Consolidated Financial Statements in our Annual Report. Regardless of the value placed on an equity award on the grant date, the actual value of the equity award will depend on the market value of our common stock when such equity award vests, and, with respect to PSUs, on the Company's performance relative to the applicable performance metrics under such PSUs, as described above under Compensation Discussion and Analysis-Long Term Incentives. For PSUs granted in 2022, the maximum number of PSUs that can be earned is two times the target number of PSUs. As a result, the values of the award at the grant date assuming the highest level of performance conditions will be achieved are $4,999,584, $1,561,276, $1,289,844, $1,277,804, and $1,286,560 for Dr. Scherbakov, Messrs. Mammen and Lopresti, Dr. Ovtchinnikov, and Mr. Stukalin, respectively.

2022 Outstanding Equity Awards at Fiscal Year-End

Name	Grant Date	Option Awards[1]				Stock Awards[1]			
		Securities Underlying Unexercised Options Exercisable (#)	Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)[2]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)(1)[4]	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)[4]
Eugene Scherbakov	3/1/2013	3,000	—	60.11	3/1/2023	—	—	—	—
	2/28/2014	13,000	—	71.77	2/28/2024	—	—	—	—
	2/25/2015	7,326	—	97.65	2/25/2025	—	—	—	—
	2/18/2016	7,592	—	81.89	2/18/2026	—	—	—	—
	2/17/2017	10,367	—	119.50	2/17/2027	—	—	—	—
	2/22/2018	13,744	—	239.72	2/22/2028	—	—	—	—
	2/15/2019	13,431	4,477	154.88	2/15/2029	1,553	147,023	—	—
	2/19/2020	—	—	—		4,070	385,307	16,276	1,540,849
	2/19/2021	—	—	—		3,928	371,864	10,472	991,384
	5/7/2021	—	—	—		3,801	359,841	10,136	959,575
	2/18/2022	—	—	—		18,273	1,729,905	36,544	3,459,620
Timothy Mammen	2/22/2018	6,642	—	239.72	2/22/2028	—	—	—	—
	2/15/2019	6,491	2,163	154.88	2/15/2029	751	71,097	—	—
	2/19/2020	—	—	—		2,507	237,338	10,028	949,351
	2/19/2021	—	—	—		2,424	229,480	6,460	611,568
	2/18/2022	—	—	—		5,706	540,187	11,412	1,080,374
Angelo Lopresti	2/25/2015	5,661	—	97.65	2/25/2025	—	—	—	—
	2/18/2016	5,861	—	81.89	2/18/2026	—	—	—	—
	2/17/2017	7,184	—	119.50	2/17/2027	—	—	—	—
	2/22/2018	5,786	—	239.72	2/22/2028	—	—	—	—
	2/15/2019	5,655	1,885	154.88	2/15/2029	654	61,914	—	—
	2/19/2020	—	—	—		2,112	199,943	8,444	799,393
	2/19/2021	—	—	—		2,002	189,529	5,336	505,159
	2/28/2022	—	—	—		4,714	446,274	9,428	892,549

Alexander Ovtchinnikov	2/17/2017	7,119	—	119.50	2/17/2027	—	—	—	—	—
	2/22/2018	5,734	—	239.72	2/22/2028	—	—	—	—	—
	2/15/2019	5,604	1,868	154.88	2/15/2029	648	61,346		—	—
	2/19/2020	—	—	—		2,092	198,050	8,368	792,199
	2/19/2021	—	—	—		1,983	187,731	5,288	500,615
	2/18/2022	—	—	—		4,670	442,109	9,340	884,218
Felix Stukalin	3/1/2013	5,000	—	60.11	3/1/2023	—	—	—	—
	2/28/2014	10,000	—	71.77	2/28/2024	—	—	—	—
	2/25/2015	5,661	—	97.65	2/25/2025	—	—	—	—
	2/18/2016	5,861	—	81.89	2/18/2026	—	—	—	—
	2/17/2017	6,900	—	119.50	2/17/2027	—	—	—	—
	2/22/2018	5,611	—	239.72	2/22/2028	—	—	—	—
	2/15/2019	5,483	1,828	154.88	2/15/2029	634	60,021	—	—
	2/19/2020	—	—	—		2,107	199,470	8,428	797,879
	2/19/2021	—	—	—		1,998	189,151	5,324	504,023
	2/18/2022	—	—	—		4,703	445,233	9,404	890,277

[1] The vesting dates assume the continued service of the NEO through the applicable vesting date. Service-based stock options granted in 2019 and service-based RSUs granted prior to 2022 vest in four annual installments commencing on March 1 of the year following the grant. Service-based RSUs granted in 2022 vest in three annual installments commencing on March 1 of the year following the grant. PSUs granted in 2020, 2021 and 2022 vest in one installment on March 1 of 2023, 2024 and 2025, respectively. However, the RSUs granted on May 7, 2021 to Dr. Scherbakov vest in four annual installments commencing on May 7, 2022 and PSUs granted on May 7, 2021 to Dr. Scherbakov vest in one installment on May 7, 2024.

[2] Represents the closing common stock price of a share on the grant date.

[3] Based upon the closing common stock price on December 30, 2022, which was $94.67 per share.

[4] The PSU performance measurement periods end March 1, 2023, 2024 and 2025 for units granted in 2020, 2021 and 2022, respectively. The number of unearned awards range from 0% to 200% based upon achievement of performance metrics and the amounts presented above assume attainment of the maximum performance levels (200%) not limited by dollar value caps. PSUs have dollar payout caps of 600% of the value of the target award on the date of grant. See "*2022 Compensation of Named Executive Officers—Long-Term Incentives—Actual Performance of Performance-Based Stock Units*" for more information on the vesting of PSUs issued in March 2020.

Option Exercises and Stock Vested in 2022

The following table provides information on NEO stock option exercises and vesting of RSUs during 2022. PSUs granted in 2019 vested in March 2022, but IPG performance fell below threshold, so no shares were paid out for these awards.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Eugene Scherbakov	1,500	140,474	7,168	845,057
Timothy Mammen	—	—	3,296	400,530
Angelo Lopresti	—	—	2,799	340,134
Alexander Ovtchinnikov	—	—	2,773	336,975
Felix Stukalin	—	—	2,762	335,638

[1] The value realized is based on the difference between the reported closing common stock price on the date of exercise and the exercise price of the stock option.

[2] The value realized is based on the closing common stock prices on the vesting dates of service-based RSUs.

Potential Payments upon Termination or Change in Control

The Company has entered into employment agreements with each of the NEOs, effective through December 31, 2023. Upon expiration, the employment agreements will automatically renew for successive one-year periods, unless the Company or a NEO provides written notice of non-renewal at least six months prior to the end of the then-current term. In the event of a change in control, the agreements would extend through the second anniversary of the change in control. The employment agreements set the annual base salaries and stipulate that the Compensation Committee may adjust the salaries annually, as noted in *Compensation Discussion and Analysis - Base Salary* above. The agreements entitle these executive officers to participate in bonus plans, standard insurance plans such as life, short-term disability and long-term disability insurance and retirement benefits, such as the 401(k) retirement savings plan and equity award plans described above, on similar terms and on a similar basis as such benefits are available to executives at similar levels within the Company.

If the Company terminates the employment of any of the NEOs without cause (as defined in the respective employment agreements) or any of the NEOs terminates his employment for good reason (as defined in the respective employment agreements) ("cause" and "good reason" are referred to below as "Involuntary Terminations"), then the NEO would receive:

- continuation of salary for eighteen months;
- a portion of the annual bonus that the NEO would have received had he remained employed through the end of the applicable bonus period, based on actual performance, including the individual performance element (such portion based on the percentage of the year that the NEO was employed by the Company);
- cash reimbursement for continuation of health benefits for up to eighteen months; and
- accelerated vesting of equity compensation awards that otherwise would have vested within twelve months following the termination of employment.

Upon an Involuntary Termination within twenty-four months following a change in control of the Company, the NEO would be entitled to continuation of salary and reimbursement of COBRA premiums for health benefits for twenty-four months, the pro-rated bonus for the year of termination plus a payment of two times the average annual bonus paid to the NEO for the three full years preceding the year of termination. Under the employment agreements, all equity awards vest fully upon an Involuntary Termination that occurs within two years of a change in control. Upon a change in control, the NEOs' employment periods under the agreements would automatically be extended to the second anniversary of the change in control if such date is later than expiration of the current term.

If the total value of all payments and benefits, including any equity vesting ("total payments"), made to a NEO following a change in control would result in an excise tax under the provisions of Internal Revenue Code Section 4999 (the "golden parachute tax"), the total payments will be reduced so that the maximum amount of total payments (after reduction) is $1.00 less than the amount that would cause the total payments to be subject to the golden parachute tax; provided, however, that the total payments will only be reduced to the extent that the after-tax value of amounts received by the officer after application of the above reduction would exceed the after-tax value of the total payments received without application of such reduction (so called "best after-tax treatment").

If the employment period of any of the NEOs terminates and the Company does not offer such NEO continued employment in the same or a substantially similar position or in a higher position than the NEO's position at the end of the employment period and at a compensation level that is the same or substantially similar to the compensation level in effect at the end of the employment period, then such NEO may resign from employment and would receive continuation of salary and health benefits for twelve months, plus a pro-rated bonus for the year of termination.

If a NEO's employment is terminated by death or disability, the NEO would receive a pro-rated bonus for the year of termination. Under the employment agreements, the Company would not be obligated to make any cash payments if employment were terminated by the Company for cause or by the NEO other than for good reason. Additionally, if the NEO's employment is terminated due to death, the non-vested portions of stock options, RSUs and PSUs would immediately vest.

Severance payments to the NEOs are conditioned upon the release of claims by the NEO in favor of the Company. Each of the NEOs entered into a separate restrictive agreement that prohibits each from competing with the Company for a period of one year after the termination of his employment with the Company for any reason and from hiring or attempting to hire the Company's employees or soliciting customers or suppliers of the Company for a period ending eighteen months following the termination of his employment for any reason. Each of the NEOs is entitled to receive his base salary for the period during which the Company enforces the non-competition provisions of the agreement but not for more than one year following termination of his employment.

The following table provides information regarding compensation and benefits that would be payable to our NEOs as of December 31, 2022, upon an Involuntary Termination absent a change in control and preceded by a change in control and upon terminations in other circumstances. The incentive plan severance was calculated using the actual amount awarded under the 2022 AIP. There can be no assurance that the event triggering payments would produce the same or similar results as those described below if such event occurs on any other date or at any other price, or if any other assumption used to estimate the potential payments and benefits is incorrect. Any actual payments and benefits may be different due to a number of factors that affect the nature and amount of any potential payments or benefits.

Name	Benefit	Termination Without Cause or For Good Reason ($)	Termination Without Cause or For Good Reason Following a Change in Control ($)	Termination following Death ($)	Termination following Disability ($)	Termination following Non-Renewal ($)
Eugene Scherbakov	Salary Severance and Benefits Continuation	1,186,116	1,581,488	—	—	790,744
	Incentive Plan Severance	540,200	2,305,303	540,200	540,200	540,200
	Equity Acceleration[1]	2,701,061	9,945,368	9,945,368	—	—
	Total	4,427,377	13,832,159	10,485,568	540,200	1,330,944
Timothy Mammen	Salary Severance and Benefits Continuation	822,556	1,096,741	—	—	548,371
	Incentive Plan Severance	270,900	1,192,060	270,900	270,900	270,900
	Equity Acceleration[1]	1,395,672	3,719,395	3,719,395	—	—
	Total	2,489,128	6,008,196	3,990,295	270,900	819,271
Angelo Lopresti	Salary Severance and Benefits Continuation	703,650	938,200	—	—	469,100
	Incentive Plan Severance	244,100	1,064,980	244,100	244,100	244,100
	Equity Acceleration[1]	1,173,845	3,096,656	3,096,656	—	—
	Total	2,121,595	5,099,836	3,340,756	244,100	713,200
Alexander Ovtchinnikov	Salary Severance and Benefits Continuation	721,878	962,503	—	—	481,252
	Incentive Plan Severance	241,800	1,055,147	241,800	241,800	241,800
	Equity Acceleration[1]	1,162,516	3,066,267	3,066,267	—	—
	Total	2,126,194	5,083,917	3,308,067	241,800	723,052
Felix Stukalin	Salary Severance and Benefits Continuation	706,235	941,647	—	—	470,823
	Incentive Plan Severance	236,800	1,032,827	236,800	236,800	236,800
	Equity Acceleration[1]	1,169,096	3,086,053	3,086,053	—	—
	Total	2,112,131	5,060,526	3,322,853	236,800	707,623

[1] Equity acceleration is calculated at the full value of service-based RSUs. PSUs are presented at the maximum possible amount of shares. Values use the closing common stock price on December 30, 2022, of $94.67 per share. Includes PSUs vesting on March 1, 2023 for Dr. Scherbakov, Messrs. Mammen and Lopresti, Dr. Ovtchinnikov and Mr. Stukalin with values of $1,540,849, $949,351, $799,393, $792,199, and $797,879, respectively, calculated pursuant to SEC rules, 50% of which did not meet the minimum performance threshold and resulted in no actual payout on March 1, 2023 and the other 50% of which resulted in a payout of 74% of target for such PSUs.

Management Proposals

<table>
<tr><td>**Proposal**
1</td><td>**Election of Ten Directors**</td></tr>
</table>

Stockholders are being asked to elect Mr. Beecher, Mr. Child, Ms. Desmond, Mr. Dougherty, Mr. Meurice, Ms. Pavlova, Mr. Peeler, Dr. Scherbakov, Mr. Stukalin and Ms. Tang to terms ending with the annual meeting to be held in 2024, until a successor is elected and qualified or until his or her earlier death, resignation or removal. The Board nominated each of these individuals for election at the 2023 annual meeting of stockholders upon the recommendation of the NCGC. Each nominee is currently a director of our Company. All of the director nominees set forth in the proxy card have consented to being named in this Proxy Statement and to serving if elected. For more information regarding the nominees for director, see *Director Nominees* beginning on page 29 .

> The Board recommends that you vote **FOR** each director nominee named in this Proxy Statement.

Proposal **2**	**Advisory Vote to Approve Our Executive Compensation**

We are asking our stockholders to cast an advisory vote to approve the compensation of the NEOs as disclosed in this Proxy Statement in accordance with the requirements of Section 14A of the Exchange Act. This proposal gives our stockholders the opportunity to express their views on the design and effectiveness of our executive compensation program. As most recently approved by our stockholders in 2020, we submit this proposal for a non-binding vote on a triennial basis. At the annual meeting of stockholders in 2020, the last time this proposal was up for a non-binding, advisory vote, over 95% of stockholders voted in favor of our executive compensation practices as disclosed in our 2020 proxy statement.

Our compensation program is designed to be simple, effective and link pay to performance. It reflects the size, scope and success of IPG's business as well as the responsibilities of our NEOs. As evidence of this philosophy, approximately 88% and 78% of the total direct target compensation of our CEO and other NEOs (average), respectively, in 2022 was at risk. "At risk" implies awards that are subject to performance conditions and/or stock price performance. Also, 50% of long-term incentives granted to NEOs are performance-based.

We believe our compensation program strikes the appropriate balance between utilizing responsible, measured pay practices and effectively incentivizing our executives to dedicate themselves fully to value creation for our stockholders. We encourage you to read the *Compensation Discussion and Analysis* section and the compensation tables and narrative disclosures that follow for additional details about our 2023 executive compensation program for our NEOs, including information about 2023 compensation.

As an advisory vote, the results of this vote will not be binding upon the Board or the Company. However, the Compensation Committee and the Board value the opinions expressed by our stockholders on this proposal and will consider the outcome of the vote when making future decisions on the compensation of our NEOs.

Thus, the Company is submitting to stockholders the following resolution for their consideration and approval:

> **RESOLVED**, that the stockholders approve, on an advisory basis, the compensation of the Company's Named Executive Officers as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission (including in the Compensation Discussion and Analysis, the accompanying compensation tables and related narrative).

The Board recommends that you vote **FOR** approval of our executive compensation.

<table>
<tr><td>**Proposal**
3</td><td>**Advisory Vote on the Frequency of Advisory Votes on Our Executive Compensation**</td></tr>
</table>

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, our stockholders have the opportunity to cast an advisory vote to approve the compensation of our NEOs as described in Proposal 2. This Proposal 3 affords stockholders the opportunity to cast an advisory vote on how often we should include a similar say-on-pay proposal in our proxy materials for future stockholder meetings or any special meetings for which we include executive compensation information in the proxy statement for that meeting (a "say-on-pay frequency proposal"). Under this Proposal 3, stockholders may vote to have the say-on-pay vote every one year, two years or three years. In addition, stockholders may abstain from voting.

The Company is required to hold an advisory vote on say-on-pay frequency at least once every six years. Our stockholders voted on similar proposals in 2011 and 2017 with the three year say-on-pay frequency receiving a greater number of votes than the one-year or two-year alternatives. However, after careful consideration, the Board has determined that an advisory vote on executive compensation that occurs every year is the most appropriate alternative for the Company and therefore the Board recommends that you vote for a one-year interval for the advisory vote on executive compensation.

In formulating its recommendation, the Board considered that an annual advisory vote on executive compensation will allow our stockholders to provide us with their direct input on our compensation objectives, policies and practices as disclosed in the proxy statement every year.

Because the say-on-pay vote occurs after we have already implemented our executive compensation programs for the current year, and because the different elements of compensation are designed to operate in an integrated manner and to complement one another, we expect that in certain cases it may not be appropriate or feasible to fully address and respond to any one year's say-on-pay vote by the time of the following year's annual meeting of stockholders. However, we will continue to be engaged with our stockholders. Thus, we view the say-on-pay vote as an additional but not exclusive opportunity for our stockholders to communicate with us regarding their views on the Company's executive compensation programs.

> The Board recommends that you vote for the Company to hold say-on-pay votes every **ONE YEAR**.

<table>
<tr><td>**Proposal**
4</td><td>**Amendments to the IPG Photonics Corporation 2006 Incentive Compensation Plan**</td></tr>
</table>

The Board is submitting amendments to the IPG Photonics Corporation 2006 Incentive Compensation Plan (as amended, the "Amended Plan") to stockholders for approval. The primary purpose of amending the 2006 Incentive Compensation Plan is to seek an increase in the number of shares reserved for issuance under the plan by 1,200,000.

On March 16, 2023, the Board adopted the Amended Plan, subject to approval by the stockholders. The Amended Plan enables the Company to continue to make stock-based and non-stock awards to its eligible employees, non-employee directors and independent contractors. The Amended Plan provides for the grant of: (i) incentive stock options; (ii) non-qualified stock options; (iii) stock appreciation rights; (iv) restricted stock; (v) stock units; (vi) performance shares; (vii) performance units; (viii) cash awards; or (ix) any combination of the foregoing. The purpose of the Amended Plan is to motivate employees, non-employee directors and independent contractors by providing an opportunity to acquire cash or equity incentive awards, and to provide a means through which the Company, its affiliates and group companies may attract the highest-quality individuals to enter employment or engagement with the Company or its affiliates and to align the interests of such individuals with the Company's stockholders.

The Company previously adopted, and stockholders most recently approved at the Company's 2015 annual meeting of stockholders, the 2006 Incentive Compensation Plan, as amended (the "Plan"). The Plan was subsequently amended on February 17, 2017 to modify provisions relating to the acceleration of vesting upon death and disability and to permit tax withholding of shares up to the maximum statutory rate in the applicable jurisdiction (together with the Plan, the "Existing Plan"). The Existing Plan provided for the grant of awards similar to those available under the Plan.

The Company is requesting stockholders approve the Amended Plan, which includes, but is not limited to, the following changes from the Existing Plan:

- Increasing the share reserve by 1,200,000 shares;
- Extending the term to May 23, 2033; and
- Other changes to comply with updated laws, incorporate certain executive compensation best practices and permit the Company to continue to offer a competitive equity incentive program, including, but not limited to:
  - Updating the director compensation limit to $1,200,000 per non-employee director, including providing the limit shall cover both cash and equity compensation payable to a director in a given fiscal year, subject to limited exceptions described below;
  - Updating the plan to reflect the repeal of the performance-based exception to Code Section 162(m);
  - Permitting the Company to grant awards under the Amended Plan to employees of an acquired entity in an amount equal to the number of available shares remaining under such acquired entity's stockholder approved plan without reducing the number of shares available under the Amended Plan;
  - clarifying exceptions to the 1-year minimum vesting period; and
  - clarifying that dividend and dividend equivalents will only be paid on vested awards, to the extent payable at all.

No awards may be granted under the Amended Plan subsequent to May 23, 2033, which is the ten year anniversary of the Company's 2023 annual meeting of stockholders.

The Board expects that the Amended Plan will be an important factor in attracting, retaining and rewarding high caliber employees, non-employee directors and independent contractors essential to the Company's success and in providing incentives to these individuals to promote the success of the Company. If stockholders do not approve the Amended Plan, we would be unable to continue making grants under the Existing Plan once the share reserve has been exhausted. This would make it difficult for the Company to attract, retain and incentivize talent.

A metric that we use to measure the cumulative impact of our equity compensation plans is overhang. The company measures overhang as (a) the number of shares subject to equity awards outstanding (with PSUs included at target performance level) plus the number of shares available for grant, divided by (b) the total shares of common stock outstanding. As of March 3, 2023, the Company had (i) 822,178 stock options outstanding with a weighted average exercise price of $142.87 and weighted average remaining term of 4.08 years and (ii) 663,032 shares underlying full-value awards. As of March 3, 2023, our overhang was approximately 7.15%. Assuming the New Plan had been approved on March 3, 2023, our overhang would have been approximately 9.69% as of such date.

	As of March 3, 2023	Adjusted for Increase as of March 3, 2023
Total shares underlying outstanding equity awards	1,485,210	1,485,210
Total shares available for grant	1,899,303	3,099,303
Common stock outstanding	47,328,446	47,328,446
Overhang under all plans	7.15 %	9.69 %

Plan Summary

The following discussion of the principal features of the Amended Plan is qualified in its entirety by reference to the full text of the Amended Plan as set forth in Appendix A attached hereto. The Amended Plan will become effective at the 2023 annual meeting of stockholders only if it is approved by the Company's stockholders at the 2023 annual meeting of stockholders.

Shares Subject to the Amended Plan. If the Amended Plan is approved by stockholders, the aggregate number of shares that would be authorized for issuance under the Amended Plan would be 11,479,192 shares, which is equal to the sum of (i) 10,279,192 shares, which is the aggregate number of shares previously authorized and approved for issuance under the Existing Plan as of the 2015 annual meeting of stockholders, and (ii) 1,200,000 shares, which is the aggregate number of additional shares requested. The shares may, at the election of the Board, be authorized but unissued shares, shares of issued stock held in the Company's treasury, or a combination of each. Of these shares, 3,099,303 shares would remain available for issuance after May 23, 2023, subject to an increase for outstanding awards that expire without being exercised, or are forfeited, canceled or otherwise terminated without a distribution.

Generally, any shares underlying an award under the Amended Plan that expire without being exercised, or are forfeited, canceled or otherwise terminated without a distribution to a participant of shares, cash, or other benefit in lieu of shares will again be available for issuance under the Amended Plan. Notwithstanding the foregoing, the following shares may not be recycled into the Amended Plan and again become available for issuance: (i) shares tendered to pay the exercise price of stock options and stock appreciation rights (including through "net exercise"), (ii) the total number of shares granted pursuant to stock-settled stock appreciation rights, (iii) any shares withheld by the Company to satisfy tax obligations with respect to any awards, and (iv) shares repurchased on the open market with the proceeds of the stock option exercise price.

Just as under the Existing Plan:

- The number of shares subject to any award under the Amended Plan, or reserved for awards to be granted under the Amended Plan, will be adjusted as appropriate upon a change in the Company's capitalization, a reorganization or similar transaction or a stock dividend. If the outstanding shares of stock are increased, decreased, changed into or exchanged for a different number or kind of securities of the Company through a transaction that causes the per-share value underlying an award to change, a proportionate adjustment will be made to the number or kind of shares of stock or securities allocated to awards that were granted prior to the transaction.

- Changes to outstanding stock option awards may be made with an adjustment to the exercise price, so long as the adjustment does not result in an enlargement of the participant's rights under the stock option. The Board will have the right but not the obligation to make similar adjustments to awards or the "fair market value" (as defined in the Amended Plan) applicable to outstanding awards to compensate for the diminution in the intrinsic value of shares of stock resulting from a reciprocal transaction such as a business combination, merger or acquisition.

- The Board also retains the discretion to adjust the terms and conditions or other criteria included in awards granted under the Amended Plan to prevent the dilution or enlargement of benefits upon the occurrence of unusual or nonrecurring events affecting the Company or its financial statements or in recognition of changes in applicable laws, regulations or accounting principles.

- No adjustments shall be made to incentive stock options that would disqualify such awards from being an incentive stock option.

Limitations. The Amended Plan provides for the following award limitations:

- The sum of the grant date fair value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all equity-based Awards and the maximum amount that may become payable pursuant to all cash-based Awards that may be granted as compensation for services to a non-employee Director during any calendar year shall not exceed $1,200,000.

- No more than 833,333 shares may be cumulatively available for awards of incentive stock options under the Amended Plan.

- The maximum aggregate number of shares underlying awards that may be granted in any calendar year to any participant as incentive stock options is 133,333.
- The aggregate market value of common stock with respect to which incentive stock options are exercisable for the first time by a participant in a single calendar year may not exceed $100,000.
- Each share of restricted stock, stock unit, performance share, performance unit or other award under the Amended Plan with value denominated in full shares shall equate to 1.60 shares of common stock for purposes of determining any individual or aggregate award limitations under the Amended Plan and for purposes of calculating the aggregate number of shares available for awards under the Amended Plan. If any such awards again become available for issuance under the Amended Plan as described above, the number of shares added back to the Amended Plan will follow the same 1.60 per share ratio.

Administration. Just as with the Existing Plan, the Amended Plan will be administered by the Board or a committee or subcommittee of the Board appointed by the Board from among its members (the "Committee"). Unless the Board determines otherwise, the Committee must consist of at least two members who shall qualify as "non-employee directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended from time to time (the "Exchange Act"). The Committee may delegate to one or more of its members or one or more agents any administrative duties as it deems advisable. The Committee and its delegate may retain individuals to render advice to it with respect to any of its duties, including, without limitation, legal counsel and consultants. The Board may also delegate to the Company's Chief Executive Officer the authority to grant specified numbers of awards to current or prospective employees (other than those individuals subject to Section 16(a) of the Exchange Act at the time of grant) in the Chief Executive Officer's discretion. The Committee has the authority to interpret the terms of the Amended Plan. Subject to the terms of the Amended Plan, the Committee has the authority to determine the individuals to whom awards are granted and to determine exercise prices, vesting requirements, the term of and the number of shares covered by each award, and the form of the award to be granted. Our Compensation Committee administers the Existing Plan and plans to administer the Amended Plan.

Committee Discretion. The Committee will have the discretion to determine the type, terms and conditions and recipients of awards granted under the Amended Plan.

Persons Eligible to Participate in the Amended Plan. Under the Amended Plan, just as with the Existing Plan, awards may be granted to employees, group employees, non-employee directors of the Company and independent contractors. A group employee is an employee of a business in which the Company has a significant financial interest. The Committee will consider all relevant factors in selecting participants and determining the type and amount of awards given to such participants.

Number of Employees Eligible to Participate in the Amended Plan. Although all employees are eligible to participate in the Amended Plan, typically about 900 employees, seven non-employee directors, and zero consultants annually received equity awards or grants under the Company's past incentive plans. The identity of the individuals eligible to receive awards and the amount of awards under the Amended Plan is not yet determinable.

New Plan Benefits. Future awards under the Amended Plan will be made at the discretion of the Committee. Therefore, other than with respect to restricted stock unit grants to the Company's non-employee directors and target cash bonus awards to participants that may become payable if specified performance goals are met with respect to 2023 performance, it is not currently possible to determine the benefits or amounts that may be received by participants or groups pursuant to the Amended Plan in the future. Grants under the Existing Plan in 2022 to the Company's Named Executive Officers are shown in the Grants of Plan-Based Awards table above. Equity awards to be issued under the Amended Plan to the Company's non-employee directors following the 2023 annual meeting of stockholders in accordance with the Director Compensation Plan are shown in the table below.

Name and Position	Dollar Value ($)[1]
Eugene Scherbakov, Ph.D. Chief Executive Officer and Director	925,089
Timothy P.V. Mammen Chief Financial Officer and Senior Vice President	430,960
Angelo Lopresti Senior Vice President, General Counsel and Secretary	388,400
Alexander Ovtchinnikov, Ph.D. Senior Vice President, Chief Technology Officer	384,800
Felix Stukalin Senior Vice President, Chief Operating Officer	376,560
Executive Officers as a Group (14 persons)	4,417,980
Non-Employee Director Group (7 persons)	2,000,000
Non-Executive Officer Employee Group	—

[1] For executives, this column includes target cash bonus amounts for 2023, which may be earned subject to achievement of specified performance goals. The amount included as possible payout for 2023 for Dr. Scherbakov was translated into U.S. Dollars at the average daily exchange rate for 2022. For the non-employee director group, this column includes the value of restricted stock units to be granted to each of the Company's seven continuing non-employee directors. These grants are expected to be made on the date of the 2023 annual meeting of stockholders. Share figures will be determined by the closing stock price on the date the awards are granted.

Awards

Award Agreements. Each award granted under the Amended Plan, just as with the Existing Plan, will be represented by an award agreement in a form approved by the Committee. The award agreement, which may be comprised of more than one physical or electronic document, is subject to the terms of the Amended Plan and will incorporate such terms and conditions required under the Amended Plan and any terms specified by the Committee.

Minimum Vesting Period. Stock options, stock appreciation rights, restricted stock, stock units, performance shares, performance units, and other equity-based awards under the Amended Plan are subject to a minimum required vesting period of one year, except that up to 5% of the shares reserved for issuance under the Amended Plan may be granted to participants without regard to any minimum vesting periods. Additionally, notwithstanding the foregoing, annual awards to Non-Employee Directors that occur in connection with the Company's annual meeting of stockholders may vest on the date of the Company's next annual meeting of stockholders that occurs at least 50 weeks following the prior year's annual meeting of stockholders.

Performance Goals. As is the case under the Existing Plan, the Committee may establish performance goals in connection with the grant of an award based on any combination of the following measures of the Company: (a) net sales; (b) pretax income before allocation of corporate overhead and bonus; (c) budget; (d) cash flow; (e) earnings per share; (f) net income; (g) division, group or corporate financial goals; (h) return on stockholders' equity; (i) return on assets; (j) attainment of strategic and operational initiatives; (k) appreciation in and/or maintenance of the price of the common stock or any other publicly-traded securities of the Company; (l) total stockholder return; (m) market share; (n) gross profits; (o) earnings before interest and taxes; (p) earnings before interest, taxes, depreciation and amortization; (q) economic value-added models; (r) comparisons with various stock market indices; (s) increase in number of customers; (t) revenue backlog; (u) margins realized on delivered goods or services; (v) reductions in costs; and/or (w) other performance measures approved by the Committee. The performance goals may be based upon the performance of the Company, any affiliate, Company or affiliate business units, or individual participants or group of participants. Performance goals may be set at a specific level or expressed as a relative percentage to the comparable goal at comparison companies, business units, divisions or individuals or a defined index.

Certain items may be excluded by the Committee when establishing performance goals, including (a) unusual gains, unusual losses and other nonrecurring items (including, without limitation, the impact from any foreign currency devaluations and acquisition termination fees (net of related costs)), (b) the amount of all charges and expenses incurred or income earned in connection with any refinancing, restructuring, rationalization, recapitalization or reorganization involving the Company and its affiliates, (c) the cumulative effects of accounting changes, (d) discontinued operations, and (e) any business units, divisions, affiliates or other entities sold or acquired.

Stock Options. As is the case under the Existing Plan, stock options awarded under the Amended Plan may be in the form of "incentive stock options" that are intended to comply with the requirements of Code Section 422, or "non-qualified stock options." Special rules apply with respect to the terms of incentive stock options in order to meet the Code Section 422 requirements applicable to that type of stock option. The Company may also grant a stock option to any grantee that allows the participant to purchase shares of stock of any corporation that the Company, affiliate or group company acquires or merges with. Such "conversion stock options" must have the same economic value as the original stock option. Conversion stock options granted to a holder of incentive stock options will retain the same restrictions as the incentive stock options, unless the Committee determines otherwise.

As is the case under the Existing Plan, the exercise price of all stock options granted under the Amended Plan must be equal to or greater than the fair market value per share of stock covered by the stock option, as determined on the award date. So long as the Company is publicly traded, the fair market value of its stock is deemed to be the closing price of the stock on the national securities exchange or other market system on the date of calculation (or on the last preceding trading date if the stock was not traded on such date). All stock options have a default maximum term of ten years from the date of grant, subject to adjustment in an award agreement.

As is the case under the Existing Plan, stock options may be exercised upon vesting or as expressly permitted in the award agreement. Vesting terms will be expressed in the award agreement. Stock options remain exercisable until the stock option expires. Vesting may be accelerated by the Committee, in its discretion, if certain performance goals are met, upon a change in control (as defined in the Amended Plan), or if a participant is terminated, as specified in the award agreement. The exercise price may be paid in cash or, subject to the approval of the Committee, by delivery of shares of Company stock owned by the participant, by withholding a portion of the shares of stock for which the stock option is exercisable, by any other method consistent with applicable law, or by a combination of these methods.

As is the case under the Existing Plan, all stock options are exercisable during the participant's lifetime, only by the participant. All stock options granted under the Amended Plan are generally nontransferable, except to a beneficiary designated by the participant in the event of the participant's death, by will or under the laws of descent and distribution. Award agreements for non-qualified stock options may permit transfers solely to members of the participant's immediate family, trusts or family partnerships or other entities, in the Committee's discretion. The Committee retains the right to call stock options in the event of plan termination due to a merger or acquisition or upon occurrence of a change in control (as defined in the Amended Plan) of the Company.

Stock Appreciation Rights. As is the case under the Existing Plan, stock appreciation rights may be granted under the Amended Plan as individual awards, in tandem with stock options or any combination thereof. Stock appreciation rights granted in tandem with stock options may be granted with or any time after the stock option is granted, so long as the stock option's term has not expired and the grant price of the stock appreciation right is equal to the fair market value of the stock on the date the stock option was granted. Otherwise, the grant price of the stock appreciation right will be equal to the fair market value per share of stock covered by the stock appreciation right, as determined on the award date. All stock appreciation rights have a default maximum term of ten years from the date of grant, subject to adjustment in an award agreement.

As is the case under the Existing Plan, upon exercise of a stock appreciation right, a participant will be entitled to receive payment from the Company in an amount equal to the number of shares of stock as to which the stock appreciation right is exercised, multiplied by any excess of the fair market value of a share on the date of exercise of the stock appreciation right over the grant price specified in the award agreement. At the discretion of the Committee, the payment upon exercise of a stock appreciation right may be specified in cash, Company stock or a combination of the two.

Restricted Stock and Stock Units. As is the case under the Existing Plan, restricted stock and stock units may be granted under the Amended Plan, subject to restrictions on transferability and other restrictions established by the Committee for a restriction period. The restrictions lapse after the restriction period, which extends from the date of the award to a specific date or until the participant achieves and/or completes specified performance goals, service periods, or other criteria set by the Committee. The Committee may provide for the lapse of restrictions in installments.

As is the case under the Existing Plan, if a participant terminates service with the Company within specified periods prior to the expiration of the restriction period, all shares of restricted stock generally will be forfeited and reacquired by the Company, unless the Committee determines otherwise. Awards of stock units may earn dividend equivalents, if permitted by the Committee and specified in the award agreement. Upon the vesting date of a stock unit, shares of stock or cash or a combination thereof will be distributed to the participant.

Performance Shares and Performance Units. As is the case under the Existing Plan, performance shares and performance units may be granted under the Amended Plan, subject to the participant's completion of a performance period and the achievement of performance goals, as set by the Committee for each grant of performance shares or units. The Committee may base the performance goals on Company-wide goals, divisional goals, individual performance goals, and/or the goals listed in the "Performance Goals" section above. The Committee may adjust any performance goals for outstanding performance shares or performance units, unless the Committee restricts its authority to do so.

Awards of performance shares and performance units may earn dividend equivalents, if permitted by the Committee and specified in the award agreement. Upon the vesting of performance shares or performance units, the shares of stock underlying the performance shares or the cash value of the performance units shall be distributed to the participant, unless the Committee decides to pay such awards in cash, stock or a combination thereof.

Cash Awards. As is the case under the Existing Plan, the Committee may make cash awards under the Amended Plan, including annual retainer amounts payable to non-employee directors of the Company pursuant to the terms of the Director Compensation Plan. The Committee will specify any terms and conditions that the cash award will be subject to, including, without limitation, any vesting dates, vesting criteria and the right of the Company to require the participant to repay any cash awards (with or without interest) upon termination of employment within specified periods.

Election to Defer Compensation Attributable to Awards. As is the case under the Existing Plan, in the Committee's discretion and subject to Code Section 409A, a participant may elect to defer the receipt of any compensation attributable to any awards granted under the Amended Plan. Any deferral must comply with the provisions of Code Section 409A and any Treasury Regulations or other guidance issued thereunder.

Restrictive Covenants. As is the case under the Existing Plan, the Committee may provide in an award agreement that the violation of any non-compete, non-solicitation, non-disclosure or other restrictive covenant, whether during or after the participant's employment by the Company, will result in the forfeiture of all awards granted under the Amended Plan (whether or not vested and/or exercisable) and any profit realized on the exercise of any stock options or vesting of other awards.

General Provisions

Change in Control or Other Significant Event

In the event of a change in control (as defined in the Amended Plan) and a participant's subsequent termination within 24 months of the change in control either (i) by the Company other than for "Cause" or (ii) by the participant for "Good Reason," unless the Committee expressly provides otherwise in an applicable award agreement, any outstanding awards held by the participant will immediately become vested and exercisable in full. "Cause" and "Good Reason" have the meanings set forth in (i) any applicable employment, consulting, severance or other written agreement between the Company and the participant or, if none, (ii) any award agreement or, if none, (iii) the Amended Plan.

As is the case under the Existing Plan, the Committee has the discretion to terminate all or a portion of any outstanding awards upon a change in control, after giving notice to each affected participant. Each affected participant would receive an amount equal to the value of such award on the date of the change in control or, with respect to each share of stock subject to a stock option or stock appreciation right, an amount equal to the excess of the fair market value of the shares of stock immediately prior to the occurrence of the change in control over the exercise price per share of such stock option or stock appreciation right. Such amounts would be payable in cash, other property or a combination thereof, in the Committee's discretion.

The Committee may also provide that awards under the Amended Plan may be assumed by any entity acquiring the Company and/or substituted for similar awards under an acquiring entity's compensation plans. Under the Amended Plan, in the event a successor entity does not assume outstanding awards or replace outstanding awards with economically equivalent awards as of the date of the change in control, (i) all outstanding stock options and stock appreciation rights will become immediately vested and exercisable; (ii) all restrictions on restricted stock and stock unit awards will immediately lapse; (iii) all performance goals other than with respect to performance-based cash awards will be deemed achieved at target levels and all other terms and conditions met; (iv) all performance-based cash awards will be paid out at target levels (or earned levels, if greater) and all other terms and conditions deemed met; and (v) all performance shares will be delivered, and all cash awards, performance units and stock units will be paid out as promptly as practicable.

To the extent necessary to avoid subjecting participants to interest and additional taxes under Code Section 409A, a change in control will not be deemed to occur unless and until a change in control event described in Code Section 409A and Treasury Regulation Section 1.409A-3(i)(5) occurs.

Termination of Service

Death or Disability. As is the case under the Existing Plan, subject to any award agreement between a participant and the Company, if a participant terminates his or her employment with the Company due to death or Disability (as defined in the Amended Plan), (i) all non-vested awards will immediately vest on the date of death or Disability, and (ii) all vested portions of stock options and stock appreciation rights remain exercisable until the earlier of the 12-month period following the participant's death or Disability or the date the stock option or stock appreciation right would otherwise expire.

Cause. As is the case under the Existing Plan, subject to any award agreement between a participant and the Company, if a participant is terminated for Cause, all awards held by the participant (whether vested or non-vested) will be immediately forfeited by the participant.

Other Terminations. As is the case under the Existing Plan, subject to any award agreement between a participant and the Company, if a participant is terminated for any reason other than those described above, all non-vested portions of awards held by the participant will be immediately forfeited by the participant. All vested portions of stock options and stock appreciation rights held by the participant will remain exercisable until the end of the 90-day period following the participant's termination or the date the stock option or stock appreciation right would otherwise expire.

Other Agreements. Notwithstanding the foregoing, if a participant's employment, consulting or other written agreement with the Company or its affiliates provides for more favorable vesting terms or post-termination exercise periods, such terms shall control and supersede the terms of the Amended Plan or any award agreement.

Amendment and Termination of the Plan

As is the case under the Existing Plan, the Amended Plan reserves for the Board the right to alter and amend the Amended Plan at any time and the right to revoke or terminate the Amended Plan or to suspend the granting of awards pursuant to the Amended Plan.

The Committee may amend or modify any award agreement at any time by mutual agreement between the Committee and the participant, provided that (i) the modification is not to the detriment of the participant without his or her written consent and (ii) any modification satisfies the exemption requirements of Code Section 409A. In addition, the Committee may not, without prior stockholder approval, reduce the exercise price of stock options or stock appreciation rights, exchange or replace stock options or stock appreciation rights with new awards with lower exercise prices or cancel stock options or stock appreciation rights in exchange for cash or other awards. Notwithstanding the foregoing, the Amended Plan and any award agreements issued thereunder may be amended without the participant's consent in order to comply with applicable law such as Code Sections 162(m) and 409A.

As is the case under the Existing Plan, no alteration or amendment of the Amended Plan may, without prior stockholder approval: (i) increase the total number of shares that may be issued or delivered under the Amended Plan; (ii) increase the maximum number of shares with respect to all awards measured in stock that may be granted to any individual under the Amended Plan; (iii) increase the maximum dollar amount that may be paid with respect to all awards measured in cash; or (iv) make any changes in the class of eligible individuals. Furthermore, the Board cannot make any changes that would (i) require stockholder approval under the rules and regulations of any securities exchange or market on which the Company's stock is traded or (ii) disqualify any incentive stock option granted under the Amended Plan.

Certain Federal Income Tax Considerations

The following is a general description of the current U.S. federal income tax consequences to participants and the Company relating to stock options, performance units, performance shares, restricted stock, restricted stock units, stock appreciation rights, cash awards and other awards that may be granted under the Amended Plan. The Amended Plan is not qualified under the Internal Revenue Code Section 401(a). This discussion only applies to U.S. citizens and/or residents and does not purport to cover all tax consequences relating to awards granted under the Amended Plan. This description is intended for use by the Company's stockholders in determining how to vote at the Company's 2023 Annual Meeting of Stockholders and not as tax advice to persons who receive awards under the Amended Plan.

Non-Qualified Stock Options. A participant generally will not recognize income, and the Company will not be entitled to a deduction from income, at the time of grant of a non-qualified stock option. When the stock option is exercised, the participant will recognize ordinary income equal to the difference, if any, between the aggregate exercise prices paid and the fair market value, as of the date the stock option is exercised, of the shares received. The participant's tax basis in shares acquired upon exercise will equal the exercise price paid plus the amount recognized by the participant as ordinary income. The Company generally will be entitled to a federal income tax deduction in the tax year in which the stock option is exercised, equal to the ordinary income recognized by the participant as described above. If the participant holds shares acquired through exercise of a non-qualified stock option for more than one year after the exercise of the stock option, the gain or loss realized upon the sale of those shares generally will be a long-term capital gain or loss. The participant's holding period for shares acquired upon the exercise of a stock option will begin on the date of exercise.

Incentive Stock Options. A participant generally will not recognize income, and the Company will not be entitled to a deduction from income, at the time of grant of an incentive stock option. If the stock option is exercised during employment, or within three months thereafter (or one year in the case of a permanently and totally disabled employee), the participant generally will not recognize any income and the Company will not be entitled to a deduction. However, the excess of the fair market value of the shares on the date of exercise over the stock option price generally is included in computing the participant's alternative minimum taxable income.

Generally, if the participant disposes of shares acquired by exercise of an incentive stock option within either two years after the date of grant or one year after the date of exercise, the participant will recognize ordinary income, and the Company will be entitled to a deduction equal to the excess of the fair market value of the shares on the date of exercise over the stock option price (limited generally to the gain on the sale). The balance of any gain or loss will be treated as a capital gain or loss to the participant. If shares are disposed of after the two-year and one-year periods described above expire, the Company will not be entitled to any deduction, and the entire gain or loss for the participant will be treated as a long-term capital gain or loss.

Stock Appreciation Rights. A participant generally will not recognize income, and the Company will not be entitled to a deduction from income, at the time of grant of a stock appreciation right. When the stock appreciation right is exercised, the participant will recognize ordinary income equal to the difference between the aggregate grant price and the fair market value, as of the date the stock appreciation right is exercised, of the Company's common stock. The participant's tax basis in shares acquired upon exercise of a stock-settled stock appreciation right will equal the amount recognized by the participant as ordinary income. The Company generally will be entitled to a federal income tax deduction in the year in which the stock appreciation right is exercised, equal to the ordinary income recognized by the participant as described above. If the participant holds shares acquired through exercise of a stock-settled stock appreciation right for more than one year after the exercise of the stock appreciation right, the gain or loss realized upon the sale of those shares will be a long-term capital gain or loss. The participant's holding period for shares acquired upon the exercise of a stock-settled stock appreciation right will begin on the date of exercise.

Restricted Stock. Restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value of the shares over the purchase price (if any) only at the time the restrictions lapse (unless the participant elects to accelerate recognition as of the date of grant through an election under Code Section 83(b)). The Company generally will have (at the time the participant recognizes income) a corresponding deduction.

Stock Units. Restricted stock units generally are subject to tax at the time of vesting or payment and the Company generally will have a corresponding deduction when the participant recognizes income.

Performance Shares and Performance Units. Performance shares and performance units generally are subject to tax at the time of vesting or payment. The Company will generally have (at the time the participant recognizes income) a corresponding deduction.

Cash Awards. Cash awards generally are subject to tax at the time of payment. The Company generally will have (at the time the participant recognizes income) a corresponding deduction.

Limit on Deductions under Code Section 162(m). In general, Code Section 162(m) denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to its principle executive officer, principle financial officer and the three other executive officers whose compensation is disclosed in its proxy statement as a result of their total compensation, subject to certain exceptions and the limited transition relief provided under the Tax Cuts and Jobs Act.

Compliance with Code Section 409A. To the extent applicable, it is intended that the Amended Plan and any grants made under the Amended Plan either be exempt from, or, in the alternative, comply with the provisions of Code Section 409A, including the exceptions for stock rights and short- term deferrals. The Company intends to administer the Amended Plan and any grants made thereunder in a manner consistent with the requirements of Code Section 409A. If any provision of the Amended Plan or an award agreement needs to be revised to satisfy the requirements of Code Section 409A, then such provision will be modified or restricted to the extent necessary to be in compliance with the requirements of Code Section 409A, while attempting to maintain the same economic results as were intended under the Amended Plan and the award agreement. Further, to the extent necessary to avoid subjecting participants to interest and additional taxes under Code Section 409A, a change in control will not be deemed to occur unless and until Code Section 409A(a)(2)(A)(v) is satisfied. Any reference to Code Section 409A includes any proposed temporary or final regulations, or any other guidance, promulgated with respect to such section by the Internal Revenue Service.

The Board recommends that you vote **FOR** approval of amendments to
our 2006 Incentive Compensation Plan.

Information Regarding Equity Compensation Plans

The following table sets forth information with respect to securities authorized for issuance under our equity compensation plans as of December 31, 2022:

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity Compensation Plans Approved by Security Holders[1]	1,441,265	145.48	2,523,049
Equity Compensation Plans Not Approved by Security Holders	—		—
Total	1,441,265		2,523,049

[1] As of December 31, 2022, there were 2,324,889 shares available for future issuance under the 2006 Incentive Compensation Plan and 198,160 shares available for future issuance under the employee stock purchase plan.

<table>
<tr><td>**Proposal**
5</td><td>**Amendments to IPG Photonics Corporation's Amended and Restated Certificate of Incorporation**</td></tr>
</table>

The Board has unanimously adopted and declared advisable the Proposed Amendment to our Charter which provides for the elimination of monetary liability of certain executive officers of the Company in certain limited circumstances. Our Charter currently contains a provision eliminating the monetary liability of our directors for breaches of their duty of care as permitted by Section 102(b)(7) of the DGCL. Effective August 1, 2022, Section 102(b)(7) of the DGCL was amended to permit a corporation's certificate of incorporation to include a provision eliminating or limiting the monetary liability of certain executive officers for breaches of their duty of care in certain circumstances. The following description is a summary only and is qualified in its entirety by reference to the text of the Proposed Amendment, which is set forth below and marked with strike-outs to show the deletions and underline text to show additions, in Appendix B.

As permitted by Section 102(b)(7) of the DGCL, the Proposed Amendment would eliminate the monetary liability of certain of our executive officers for direct claims brought by stockholders for breach of the duty of care, including class actions, but would not eliminate their monetary liability for breach of the fiduciary duty of care in claims brought directly by the Company or derivatively by stockholders. In addition, as is currently the case with directors under our Charter, the Proposed Amendment would not limit the liability of officers for breach of the duty of loyalty to the Company or its stockholders, any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, and any transaction from which the officer derived an improper personal benefit. The officers that would be covered by this provision would be our CEO, chief operating officer, chief financial officer, chief legal officer, controller, treasurer, and chief accounting officer who served at any time during the course of conduct alleged in the action or proceeding to be wrongful, and any other officer identified in our public filings with the SEC as one of our most highly compensated executive officers at any time during the course of conduct alleged in the action or proceeding to be wrongful.

Purpose and Possible Effects of the Proposed Amendment

The Board desires to amend the Charter to maintain provisions consistent with the governing statutes contained in the DGCL. Also, the Board believes that amending the Charter to add the authorized liability protection for certain officers, consistent with the protection in the Charter currently afforded its directors, is necessary in order to continue to attract and retain experienced and qualified officers. The Board believes that the nature of the role of directors and officers often requires them to make decisions on crucial matters. Frequently, directors and officers must make decisions in response to time-sensitive opportunities and challenges, which can create substantial risk of investigations, claims, actions, suits or proceedings seeking to impose liability on the basis of hindsight. Limiting concern about personal risk empowers both directors and officers to best exercise their business judgment in furtherance of stockholder interests. The Board also considered that, unlike director exculpation, officer exculpation may not be provided in connection with claims brought against an officer by or in the right of the corporation. Failing to adopt the Proposed Amendment could negatively impact our recruitment and retention of exceptional officer candidates who may conclude that the potential exposure to liabilities, costs of defense and other risks of proceedings exceeds the benefits of serving as an officer of the Company.

Taking into account the narrow class and type of claims for which officers would be exculpated, and the benefits our Board believes would accrue to the Company and its stockholders—including enhancing our ability to attract and retain talented officers and potentially reducing future litigation costs associated with frivolous lawsuits—the Board determined that the Proposed Amendment is advisable and in the best interest of our Company and our stockholders , authorized and approved the Proposed Amendment, directed that it be considered by our stockholders at the Annual Meeting, and recommended that our stockholders approve and adopt the Proposed Amendment.

The Proposed Amendment is not being proposed in response to any specific resignation, threat of resignation or refusal to serve by any officer nor is it being proposed in response to any litigation or threat of litigation.

Text of Proposed Amendment

Our Charter currently provides for the exculpation of directors and does not include a provision allowing for the exculpation of officers. We propose to amend Article EIGHTH of our Charter so that it would state in its entirety as follows:

> EIGHTH: No director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty by such a director or officer, as applicable, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing

sentence shall not adversely affect any right or protection of a director or officer of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

If the stockholders approve this Proposed Amendment at the Annual Meeting, the Company will file a Certificate of Amendment setting forth the Proposed Amendment in the form attached hereto as Appendix B with the Secretary of State of the State of Delaware.

Timing and Effect of the Certificate Amendment

If the Proposed Amendment is approved by our stockholders, it will become effective immediately upon the filing of the Certificate of Amendment with the Secretary of State of the State of Delaware, which we expect to file promptly after the Annual Meeting. Other than the replacement of the existing Article EIGHTH by the proposed Article EIGHTH, the remaining provisions of our Charter will be unchanged after effectiveness of the Proposed Amendment. If the Proposed Amendment is not approved by our stockholders, our Charter will remain unchanged. In accordance with the DGCL, the Board may elect to abandon the Proposed Amendment without further action by the stockholders at any time prior to the effectiveness of the filing of the Certificate of Amendment with the Secretary of State of the State of Delaware, notwithstanding stockholder approval of the Proposed Amendment.

The Board Recommends a vote **FOR** approval of the Proposed Amendment.

Proposal 6

Ratify Deloitte & Touche LLP as Our Independent Registered Public Accounting Firm for 2023

Deloitte & Touche LLP currently serves as our independent registered public accounting firm and audited our consolidated financial statements for the year ended December 31, 2022. Our Audit Committee has appointed Deloitte & Touche LLP to serve as our independent registered public accounting firm for 2023, and to conduct an integrated audit of our consolidated financial statements for the year ending December 31, 2023 and of our internal control over financial reporting as of December 31, 2023. Deloitte & Touche LLP has served as the Company's auditor since 1999. A representative of Deloitte & Touche LLP will attend the Annual Meeting where he or she will have the opportunity to make a statement, if he or she desires, and will be available to respond to appropriate stockholder questions.

The Audit Committee is solely responsible for the appointment, retention, termination and oversight of the work of our independent registered public accounting firm, including the approval of all engagement fees, terms, and the annual audit plan. In determining whether to reappoint Deloitte & Touche LLP as the Company's independent external auditor, the Audit Committee took into consideration several factors, including an assessment of the professional qualifications and past performance of the lead audit partner and the Deloitte & Touche LLP team, the quality and level of transparency of the Audit Committee's relationship and communications with Deloitte & Touche LLP. The Audit Committee considered, among other things, the knowledge and skills of Deloitte & Touche LLP's auditing experts that would be providing services to the Company, international scope and knowledge of the Company and its operations. After its assessment, the Audit Committee concluded that the best course of action was to reappoint Deloitte & Touche LLP as the Company's independent external auditor for 2023. Lead and concurring audit partners are subject to rotation requirements that limit the number of consecutive years an individual partner may provide services. The maximum number of consecutive years of service in that capacity is five years and 2024 is a year of lead audit partner rotation. The process for rotation of the Company's lead audit partner involves an inquiry into the backgrounds and experiences of several potential lead partners, a narrowing of the list to one or more, a meeting between the candidate or candidates for the role with the Chair of the Audit Committee, as well as with management. This is accompanied by several discussions with and a final approval by the entire Audit Committee.

Fees Paid to Deloitte & Touche. The fees for services provided by Deloitte & Touche LLP, member firm of Deloitte Touche Tohmatsu, and their respective affiliates, to the Company were:

Fee Category	Fees	
	2022	2021
Audit fees	$ 2,367,800	$ 2,230,305
Audit-related fees	—	—
Tax fees	159,320	235,195
All other fees	1,895	—
Total Fees	$ 2,529,015	$ 2,465,500

For the year ended December 31, 2022, the Company engaged another firm to perform audit procedures at the Company's Russian subsidiary related to consolidated financial reporting and Russian statutory reporting. Fees paid in relation to these services are not included in the table above.

Audit fees. These fees comprise fees for professional services rendered in connection with the audit of the Company's consolidated financial statements that are customary under auditing standards generally accepted in the United States. Audit fees also include fees for the audits of statutory financial statements, consents and reviews related to SEC filings and quarterly services with respect to the preparation of our unaudited quarterly financial statements.

Audit-related fees. These fees comprise fees for services that are reasonably related to the performance of the audit or review of the Company's financial statements.

Tax fees. Fees for tax services consist of fees for tax compliance services and tax planning and advice services. Tax compliance services are services rendered based upon facts already in existence or transactions that have already occurred to document, compute and obtain government approval for amounts to be included in tax filings. Tax planning and advice are services rendered with respect to proposed transactions or that alter a transaction to obtain a particular tax result.

All other fees. These are fees for any services not included in the other three categories.

Policy on Pre-Approval of Audit and Permissible Non-Audit Services. The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services and tax services as well as specifically designated non-audit services that, in the opinion of the Audit Committee, will not impair the independence of the independent registered public accounting firm. Pre-approval is generally provided for each fiscal year, and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and our management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with the pre-approval, including the fees for the services performed to date. In addition, the Audit Committee also may pre-approve particular services on a case-by-case basis, as required. All of the services performed by Deloitte & Touche LLP in 2022 were pre-approved by the Audit Committee.

Our Audit Committee is solely responsible for selecting and appointing our independent registered public accounting firm, and this appointment is not required to be ratified by our stockholders. However, our Audit Committee has recommended that the Board submit this matter to the stockholders in a non-binding advisory vote as a matter of good corporate practice. If the stockholders fail to ratify the appointment, the Audit Committee will reconsider whether to retain Deloitte & Touche LLP, and may retain that firm or another without re-submitting the matter to our stockholders. Even if the appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our stockholders.

> The Board Recommends a vote **FOR** ratification of Deloitte & Touche LLP as
> our independent registered public accounting firm for 2023.

OTHER INFORMATION

Audit Committee Report

The primary role of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information proposed to be provided to stockholders and others, the adequacy of the system of internal control over financial reporting and disclosure controls and procedures established by management and the Board, and the audit process and the independent registered public accounting firm's qualifications, independence and performance.

Management has primary responsibility for the financial statements and is responsible for establishing and maintaining the Company's system of internal controls over preparation of the Company's financial statements. The Company's independent registered public accounting firm, Deloitte & Touche LLP, is responsible for performing an integrated audit of the Company's consolidated financial statements and the effectiveness of internal controls over financial reporting in accordance with standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and issuing an opinion on the financial statements and the effectiveness of internal controls over financial reporting. The Audit Committee also oversees the Company's internal audit function and employs an international auditing firm to conduct internal audits throughout the Company of various financial, operational and information technology areas as selected each year by the Audit Committee. The Audit Committee periodically met and held separate discussions with the internal auditors and the Company's independent registered public accounting firm, with and without management present, to review the adequacy of the Company's internal controls, financial reporting practices and audit process.

The Audit Committee has reviewed and discussed the Company's audited consolidated financial statements for the year ended December 31, 2022 with management. In addition, the Audit Committee has discussed with Deloitte & Touche LLP the matters required to be discussed by the applicable requirements of the PCAOB and the SEC.

The Audit Committee also has received the written disclosures and the letter from Deloitte & Touche LLP required by the applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and the Audit Committee has discussed the independence of Deloitte & Touche LLP with that firm. The Audit Committee also has considered whether Deloitte & Touche LLP's provision of non-attest services to the Company is compatible with maintaining the auditors' independence.

Based on the above-mentioned reviews and discussions, the Audit Committee recommended to the Board that the Company's audited consolidated financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC.

AUDIT COMMITTEE
Jeanmarie Desmond, *Chair*
Gregory Beecher
Gregory Dougherty
Agnes Tang

March 16, 2023

The information in the Audit Committee Report shall not be considered "soliciting material" or "filed" with the SEC, nor shall this information be incorporated by reference into any previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company incorporated it by specific reference.

Common Stock Ownership

The following table provides information about the beneficial ownership of our common stock as of March 31, 2023 by:

- each NEO,
- each person who is a director or nominee,
- all executive officers and directors as a group and
- each person or entity known by us to own beneficially more than five percent of our common stock.

Percentage of beneficial ownership is based on 47,305,436 shares of common stock outstanding as of March 31, 2023.

Name[1]	Shares Owned	Right to Acquire Shares within 60 Days	Total Beneficial Ownership[2]	Percent
Gregory Beecher	—	—	—	*
Michael Child[3]	54,284	19,709	73,993	*
Jeanmarie Desmond	1,665	2,631	4,296	*
Gregory Dougherty	4,298	5,890	10,188	*
Angelo P. Lopresti[4][5]	16,205,895	32,032	16,237,927	34.3 %
Timothy P.V. Mammen	46,716	15,296	62,012	*
Eric Meurice	11,909	22,632	34,541	*
Alexander Ovtchinnikov[4]	15,927,971	20,325	15,948,296	33.7 %
Natalia Pavlova[6]	930,756	18,793	949,549	2.0 %
John Peeler	4,140	10,207	14,347	*
Eugene Scherbakov[4][7]	15,901,633	71,204	15,972,837	33.7 %
Felix Stukalin	25,717	41,344	67,061	*
Agnes Tang	—	2,475	2,475	*
All executive officers and directors as a group (15 persons)	17,390,552	274,439	17,664,991	37.1 %
Other >5% Stockholders				
Valentin Gapontsev Trust I[1][8]	14,283,853	—	14,283,853	30.2 %
IP Fibre Devices (UK) Ltd.[1][7]	6,914,004	—	6,914,004	14.6 %
First Eagle Investment Management, LLC[9]	4,326,220	—	4,326,220	9.1 %
BlackRock, Inc.[10]	3,153,901	—	3,153,901	6.7 %
The Vanguard Group[11]	2,930,832	—	2,930,832	6.2 %

* Less than 1.0%

[1] The contact address for each person or entity is in care of IPG Photonics Corporation, 377 Simarano Drive, Marlborough, Massachusetts 01752.

[2] In accordance with SEC rules, beneficial ownership includes any shares for which a person or entity has sole or shared voting power or investment power and any shares for which the person or entity has the right to acquire beneficial ownership within 60 days after March 31, 2023 through the exercise of any option or the vesting of a RSU or a PSU.

[3] Includes 3,274 shares held in the name of Jewell Partners LLC, in which Mr. Child is partial owner and Managing Member, and 1,638 shares held by TA Money Purchase Plan for the benefit of Mr. Child.

[4] Includes (a) 7,369,849 shares owned of record by Valentin Gapontsev Trust I ("Gapontsev Trust I"), (b) 6,914,004 shares owned of record by IP Fibre Devices (UK) Ltd. ("IPFD") which may be deemed to be beneficially owned by Gapontsev Trust I (see notes 7 and 8 below), (c) 656,891 shares beneficially owned by Valentin Gapontsev Trust II ("Gapontsev Trust II"), and (d) 928,000 shares beneficially owned by Valentin Gapontsev Trust III ("Gapontsev Trust III"), because such person is a trustee of each trust. Gapontsev Trust I, Gapontsev Trust II and Gapontsev Trust III were formed by the late founder of the Company, Valentin Gapontsev.

[5] Mr. Lopresti is one of three trustees of the Valentin Gapontsev Trust Agreement, a trust formed by Valentin Gapontsev. In such role, he shares voting, investment and disposal powers with two other trustees who have no relationship to the Company. Consequently, he may

be deemed the beneficial owner of 298,638 shares owned by such trust. Mr. Lopresti disclaims beneficial ownership of the shares held by such trust.

(6) Ms. Pavlova is the wife of Dr. Igor Samartsev, the Company's Senior Vice President, Chief Scientist. Under SEC rules, the shares beneficially owned by each are deemed to be beneficially owned by the other. Also includes 10,000 shares held by Ms. Pavlova's mother. Ms. Pavlova and Dr. Samartsev disclaim beneficial ownership of such shares.

(7) Dr. Scherbakov is the sole managing director of IPFD and has sole voting and investment power with respect to the shares held of record by IPFD. The following officers and directors of the Company or related parties have economic interests in IPFD: Gapontsev Trust I (48%), Mr. Samartsev (8%), Dr. Scherbakov (8%), the Estate of Valentin Gapontsev (3%) and Gapontsev Trust III (2%). Ms. Pavlova and Mr. Lopresti are personal representatives of the Estate of Valentin Gapontsev. Each such person and entity (other than Dr. Scherbakov) does not possess voting or investment power with respect to such interest and each disclaims beneficial ownership of the shares held by IPFD except to the extent of his or its economic interest therein.

(8) Includes 6,914,004 shares beneficially owned by IPFD, in which Gapontsev Trust I has a 48% economic interest. Gapontsev Trust I disclaims beneficial ownership of the shares held by IPFD except to the extent of its economic interest therein. See note 7 above.

(9) The address of First Eagle Investment Management, LLC is 1345 Avenue of Americas 48th Floor New York, NY 10105. Based solely on a Schedule 13G filed with the SEC on February 9, 2023.

(10) The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055. Based solely on a Schedule 13G filed with the SEC on February 3, 2023.

(11) The address of The Vanguard Group is 100 Vanguard Boulevard, Malvern, PA 19355. Based solely on a Schedule 13G/A filed with the SEC on February 9, 2023.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are providing the following information on the relationship of the annual total compensation of our employees and the annual total compensation of Dr. Eugene Scherbakov, our CEO.

Determining our Median Employee: As permitted by SEC rules, because there has been no change in our employee population or employee compensation arrangements that we believe would significantly impact the pay ratio disclosure, the Company determined to use the same median employee in our pay ratio calculation as was used in the proxy statement for the 2021 and 2022 annual meeting of stockholders.

Calculating the Pay Ratio: As required by the SEC rules, we calculated our median employee's total annual compensation in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K (which is the calculation method for reporting CEO compensation in the Summary Compensation Table). The total compensation of our median employee was $40,985.

Our CEO's total compensation as reported in the Summary Compensation Table for 2022 was $6,635,520. As a result, the estimated ratio of the annual total compensation of our CEO to median employee in 2022 was approximately 162 to 1.

The pay ratio included in this information is a reasonable estimate calculated in a manner consistent with rules promulgated by the SEC. This information is being provided solely for compliance with SEC disclosure rules. The Compensation Committee does not consider this ratio when evaluating compensation arrangements.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid (as defined by SEC rules) and certain financial performance of the Company. The Compensation Committee did not consider the pay versus performance disclosure when making its incentive compensation decisions. For further information about how we align executive compensation with the Company's performance, see "*Compensation Discussion and Analysis*" on page 42 above. The amounts in the table below are calculated in accordance with SEC rules and do not represent amounts actually earned or realized by NEOs, including with respect to RSUs and PSUs.

	Summary Compensation Table Total ($)		Compensation Actually Paid ($)		Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)	Value of Initial Fixed $100 Investment Based On:			
							Total Stockholder Return ($)	Peer Group Total Stockholder Return ($)	Net Income (MM)	Net Sales (MM)
Year	PEO (Eugene Scherbakov)	PEO (Valentin Gapontsev)	PEO (Eugene Scherbakov)	PEO (Valentin Gapontsev)						
(a)	(b)	(b)	(c)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2022	6,635,520	—	1,572,034	—	2,093,139	540,100	65	125	111	1,430
2021	7,284,851	3,254,034	1,632,208	3,254,034	2,641,365	1,860,659	118	160	278	1,461
2020	—	1,943,900	—	1,943,900	2,538,192	4,578,076	154	124	160	1,201

Amounts represent compensation actually paid to our PEO(s) and the average compensation actually paid to our remaining NEOs for the relevant fiscal year, as determined under SEC rules (and described below), which includes the individuals indicated in the table below for each fiscal year.

Columns (b). Reflects compensation amounts reported in the "Total" column of the "Summary Compensation Table" for Dr. Eugene Scherbakov and Dr. Valentin Gapontsev, for the respective years shown. Dr. Gapontsev was CEO until May 4, 2021, when Dr. Scherbakov succeeded him as CEO.

Columns (c). The dollar amounts reported for Dr. Scherbakov and Dr. Gapontsev under "Compensation Actually Paid" represent the amount of "compensation actually paid" to Dr. Scherbakov and Dr. Gapontsev, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Dr. Scherbakov and Dr. Gapontsev during the applicable year. Dr. Gapontsev's "compensation actually paid" is the same as the total from the Summary Compensation Table because Dr. Gapontsev did not receive long-term incentive compensation because of his significant level of common stock ownership, which the independent directors believed provided him with sufficient incentives to act in the best long-term interest of our stockholders during the time he was an executive of the Company. In accordance with the requirements of Item 402(v) of Regulation S-K, the adjustments in the table below were made to Dr. Scherbakov's total compensation for each year to determine the compensation actually paid:

	2022 Dr. Scherbakov	2021 Dr. Scherbakov
Total Compensation as reported in Summary Compensation Table ($)	6,635,520	7,284,851
Less: Fair value of equity awards granted during fiscal year ($)	(4,999,721)	(4,406,457)
Plus: Fair value of equity awards granted in current year—value at end of year-end ($)	3,173,456	2,506,998
Change in fair value from end of prior fiscal year to vesting date for awards made in prior fiscal years that vested during current fiscal year ($)	(556,517)	35,664
Change in fair value from end of prior fiscal year to end of current fiscal year for awards made in prior fiscal years that were unvested at end of current fiscal year ($)	(2,680,704)	(3,788,848)
Compensation Actually Paid ($)	1,572,034	1,632,208

Equity Valuations: Stock option fair values are calculated based on the Black-Scholes option pricing model. Adjustments have been made to generate fair values as of each measurement date using the stock price as of the measurement date and updated assumptions (i.e., term, volatility, dividend yield, risk free rates) as of the measurement date. Performance-based restricted share unit grant date fair values are calculated using the stock price as of date of grant assuming target performance. Adjustments have been made using the stock price and performance accrual modifier as of year-end and as of the date of vest. Time-vested restricted share unit grant date fair values are calculated using the stock price as of date of grant. Adjustments have been made using the stock price as of year-end and as of each date of vest.

Column (d). The dollar amounts reported under Average Summary Compensation Total for non-PEO NEOs represent the average of the amounts reported for the company's NEOs as a group (excluding any individual serving as our CEO for such year) in the "Total" column of the Summary Compensation Table in each applicable year. The names of the NEOs included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2022 and 2021, Timothy Mammen, Angelo Lopresti, Alexander Ovtchinnikov and Felix Stukalin; and (ii) for 2020, Timothy Mammen, Angelo Lopresti, Alexander Ovtchinnikov, Eugene Scherbakov.

Column (e). The dollar amounts reported under Average Compensation Actually Paid for non-PEO NEOs represent the average amount of "compensation actually paid" to the NEOs as a group (excluding the CEO), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the adjustments in the table below were made to the NEOs' total compensation for each year to determine the compensation actually paid:

	Non-PEO NEOs		
	2022 Average	**2021 Average**	**2020 Average**
Total Compensation as reported in Summary Compensation Table ($)	2,093,139	2,641,365	2,538,192
Less: Fair value of equity awards granted during fiscal year ($)	(1,353,906)	(1,331,057)	(1,616,786)
Plus: Fair value of equity awards granted in current year—value at end of year-end ($)	859,360	2,307,876	2,603,610
Change in fair value from end of prior fiscal year to vesting date for awards made in prior fiscal years that vested during current fiscal year ($)	(219,681)	20,647	(404,187)
Change in fair value from end of prior fiscal year to end of current fiscal year for awards made in prior fiscal years that were unvested at end of current fiscal year ($)	(838,812)	(1,778,173)	1,457,248
Compensation Actually Paid ($)	540,100	1,860,659	4,578,076

Equity Valuations for purposes of this table were calculated in the same manner as described in column (c) above.

Column (f). For the relevant fiscal year, represents the cumulative total stockholder return (TSR) of the Company for the measurement periods ending on December 31 of each of 2022, 2021 and 2020, respectively.

Column (g). For the relevant fiscal year, represents the cumulative TSR of the S&P 1500 Composite 1500 / Electronic Equipment Instruments & Components Index ("Peer Group TSR") for the measurement periods ending on December 31 of each of 2022, 2021 and 2020, respectively.

Column (h). Reflects "Net Income" in the company's Consolidated Income Statements included in the Company's Annual Reports on Form 10-K for each of the years ended December 31, 2022, 2021 and 2020. As disclosed in the Annual Report, 2022 figures include significant inventory related charges, impairment of long-lived assets in Russia and restructuring charges in Russia.

Column (i). Company-selected Measure is Net Sales in the company's Consolidated Income Statements included in the Company's Annual Reports on Form 10-K for each of the years ended December 31, 2022, 2021 and 2020.

Financial Performance Measures

As described in greater detail in "*Compensation Discussion & Analysis*" beginning on page 42 above, the guiding principles of our executive compensation philosophy and practices continue to be pay-for-performance, accountability for annual and long-term performance, alignment to stockholders' interests and providing competitive pay to attract and retain executives. The most important financial measures used by the Company to link the Company's performance to compensation actually paid (as defined by SEC rules) to the Company's named executive officers for the most recently completed fiscal year performance are:

- Net Sales (annual incentive)
- Adjusted EBIT (annual incentive)
- Organic Revenue Growth (long-term incentive, PSUs)
- Operating Margin (long-term incentive, PSUs)

Analysis of the Information Presented in the Pay versus Performance Table

While we utilize several performance measures to align executive compensation with performance, all of those measures are not presented in the Pay Versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as defined by SEC rules) for a particular year. In accordance with Item 402(v) of Regulation S-K, we are providing the following graphic descriptions of the relationships of "compensation actually paid" to our PEO(s) and other NEOs in 2020, 2021 and 2022 to (1) TSR of both the Company and the Peer Group TSR, (2) the Company's net income and (3) the Company's net sales. As noted above, Dr. Gapontsev (our sole PEO for 2020) did not receive long-term incentive compensation because of his significant level of common stock ownership which the independent directors believed provided him with sufficient incentives to act in the best long-term interest of our stockholders during the time he was an executive of the Company. Stockholders should consider this when evaluating the CAP to the PEO in 2020.


Compensation Actually Paid vs. Total Shareholder Return
Value of Fixed $100 Investment
$200
$100
$—
$6,000
$4,000
$2,000
$—
Compensation Actually Paid ($000s)
2020
2021
2022
Fiscal Year
CAP to PEOs (combined in 2021 only)
CAP to Non-PEO NEOs (avg)
IPGP TSR
Peer Group TSR





All information provided above under the "Pay Versus Performance" heading will not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent the Company specifically incorporates such information by reference.

Questions and Answers About the Meeting and Voting

When and Where Is the Annual Meeting?

WHEN:
Tuesday, May 23, 2023, at 10:00 a.m. (Eastern Time)

WHERE:
IPG Photonics Corporation
377 Simarano Drive
Marlborough, Massachusetts 01752

What is the Purpose of These Materials?

The Board is soliciting proxies from our stockholders in connection with our annual meeting of stockholders to be held on Tuesday, May 23, 2023 and any and all adjournments thereof. This Proxy Statement and our Annual Report are first being made available to stockholders of record on or about April 13, 2023 at investor.ipgphotonics.com. Information on the website does not constitute part of this Proxy Statement. Unless otherwise noted, the information in this Proxy Statement covers our 2022 fiscal year, which ran from January 1, 2022 through December 31, 2022.

What Matters Am I Being Asked to Vote On at the Meeting and What Vote is Required to Approve Each Matter?

You are being asked to vote on six proposals.

Proposal 1 requests the election of directors named in this Proxy Statement. Our bylaws require that, in uncontested elections, each director be elected by the majority of votes cast with respect to such director. This means that the number of shares voted "for" a director nominee must exceed the number of votes cast "against" that nominee in order for that nominee to be elected. Only votes "for" or "against" are counted as votes cast with respect to a director. Abstentions and broker non-votes (as defined below) will have no effect on Proposal 1. To be elected in a "contested election" of directors, which our bylaws define as an election in which the number of nominees for director is greater than the number of directors to be elected, as determined as of the tenth day preceding the date the Company first mails its notice of meeting to stockholders, a director nominee must receive a plurality of the votes cast. The election of directors at the Annual Meeting is an uncontested election.

Proposal 2 requests the approval of our executive compensation. The affirmative vote of a majority of the shares which are present at the meeting in person or by proxy, and entitled to vote thereon, is required for approval of Proposal 2. Abstentions and broker non-votes will have no effect on Proposal 2. Proposal 2 is an advisory vote which means that it is not binding upon the Company.

Proposal 3 requests the approval of the frequency (one year, two years or three years) of the advisory vote on our executive compensation. The frequency receiving the highest number of votes cast will be deemed the frequency selected by our stockholders. Abstentions and broker non-votes will have no effect on Proposal 3. Proposal 3 is an advisory vote which means that it is non binding upon the Company.

Proposal 4 requests the approval of amendments to the Company's incentive compensation plan. The affirmative vote of a majority of the shares which are present at the meeting in person or by proxy, and entitled to vote thereon, is required for approval of Proposal 4. Abstentions have the same effect as voting against Proposal 4. Broker non-votes will have no effect on Proposal 4.

Proposal 5 requests the approval of amendments to the Company's Charter to provide for the elimination or limitation of monetary liability of specified executive officers of the Company for breach of the duty of care, consistent with recent amendments to Section 102(b)(7) of the DGCL. The affirmative vote of the holders of at least sixty six and two-thirds percent (66 2/3%) in voting power of the shares of the Company's outstanding capital stock is required for approval of Proposal 5. Abstentions and broker non-votes have the same effect as voting against Proposal 5.

Proposal 6 requests the ratification of the appointment of our independent registered public accounting firm for 2023. The affirmative vote of the holders of a majority of the outstanding shares which are present at the meeting in person or by proxy, and entitled to vote thereon, is required for approval of Proposal 6. Abstentions have the same effect as voting against Proposal 6. Because Proposal 6 is considered a "routine" matter, broker non-votes are not expected to occur with respect to this Proposal.

No business can be conducted at the Annual Meeting unless a majority of all outstanding shares entitled to vote are either present in person or represented by proxy at the meeting. As far as we know, the only matters to be brought before the

Annual Meeting are those referred to in this Proxy Statement. If any additional matters are presented at the Annual Meeting, the persons named as proxies may vote your shares in their discretion.

What Happens if a Director Nominee Fails to Receive a Majority Vote in an Uncontested Election at the Annual Meeting?

If a nominee who currently is serving as a director does not receive the affirmative vote of at least a majority of the votes cast in an uncontested election, Delaware law provides that the director would continue to serve on the Board as a "holdover director." However, under our bylaws, each incumbent director is required to submit a letter of resignation as a condition of becoming a nominee of the Board, with the resignation contingent upon not receiving a majority of the votes cast in an uncontested election and acceptance of the resignation by the Board. In such event, the NCGC (or another committee designated by the Board) would make a recommendation to the Board as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board would act on the tendered resignation, taking into account the committee's recommendation, and would publicly disclose its decision regarding the resignation within 90 days after the results of the election are certified. If the resignation is not accepted, the director would continue to serve until the next annual meeting of stockholders and until the director's successor is elected and qualified.

Who Is Entitled to Vote at the Annual Meeting?

You are entitled to vote at the Annual Meeting if you owned shares of IPG (directly or in "street name," as defined below) as of the close of business on March 31, 2023, the record date for the Annual Meeting. On that date, 47,305,436 shares of our common stock were outstanding and entitled to vote and no shares of our preferred stock were outstanding. Each share of our common stock is entitled to one vote with respect to each matter on which it is entitled to vote. There is no cumulative voting with respect to any proposal.

What Do I Need to Do If I Plan to Attend the Annual Meeting in Person?

If you plan to attend the Annual Meeting in person, you must provide proof of your ownership of our common stock and a form of personal identification, such as a driver's license, for admission to the Annual Meeting. If you are a stockholder of record, the top half of your proxy card is your admission ticket and will serve as proof of ownership. If you hold your shares in street name, a recent brokerage statement or a letter from your bank or broker are examples of proof of ownership. If you hold your shares in street name and you also wish to be able to vote at the Annual Meeting, you must obtain a proxy, executed in your favor, from your bank or broker. We will not admit to the meeting persons or entities not having the required proof of ownership.

What Is the Difference Between Holding Shares Directly as a Stockholder of Record and Holding Shares in "Street Name" at a Bank or Broker?

Most of our stockholders hold their shares directly through a broker, bank or other nominee rather than directly in their own name. As summarized below, there are differences between shares held of record and those held in "street name."

Stockholder of Record: If your shares are registered directly in your name with our transfer agent, Computershare, N.A., you are considered the stockholder of record with respect to those shares, and the Proxy Statement and Annual Report were sent directly to you. As the stockholder of record, you have the right to vote your shares as described herein.

"Street Name" Stockholder: If your shares are held by a bank, broker or other nominee on your behalf, you are considered the beneficial owner of shares held in "street name," and the Proxy Statement and Annual Report were forwarded to you by your bank, broker or other nominee who is considered the stockholder of record with respect to those shares. Your bank, broker or other nominee sent to you, as the beneficial owner, a document describing the procedure for voting your shares. You should follow the instructions provided by your bank, broker or other nominee to vote your shares. You are also invited to attend the Annual Meeting. However, if you wish to be able to vote at the meeting, you must obtain a proxy card, executed in your favor, from your bank, broker or other nominee.

What Does it Mean to Give a Proxy?

Your properly completed proxy/voting instruction card will appoint Eugene Scherbakov and Angelo P. Lopresti as proxy holders or your representatives to vote your shares in the manner directed therein by you. Dr. Scherbakov is our CEO. Mr. Lopresti is our Senior Vice President, General Counsel and Secretary. Your proxy permits you to direct the proxy holders to vote "For," "Against," or "Abstain" for each of the proposals included in this Proxy Statement.

All of your shares entitled to vote and represented by a properly completed proxy or voting instruction received prior to the Annual Meeting and not revoked will be voted at the meeting in accordance with your instruction.

What Happens If I Sign, Date and Return My Proxy But Do Not Specify How I Want My Shares Voted on One of the Proposals?

Stockholder of Record: Your proxy will be counted as a vote "For" all of the nominees for director (Proposal 1), "For" approval of the advisory vote on our executive compensation (Proposal 2), "One Year" for the frequency of the advisory vote for our executive compensation (Proposal 3), "For" the approval of the amendments to the 2006 Incentive Compensation Plan (Proposal 4), "For" the approval of the amendments to the Company's Charter (Proposal 5), "For" the ratification of the appointment of our independent registered public accounting firm (Proposal 6).

"Street Name" Stockholder: Your bank, broker or nominee may vote your shares only on those proposals on which it has discretion to vote. Under the rules that govern brokers who are voting with respect to shares held in street name, brokers have the discretion to vote those shares on routine matters, such as the vote to ratify the appointment of our independent registered public accounting firm (Proposal 6), but not on non-routine matters, such as Proposals 1, 2, 3, 4 and 5. Accordingly, if you do not give your bank, broker or nominee specific instructions with respect to Proposal 6, your shares will be voted in such entity's discretion (but only with respect to Proposal 6). We urge you to promptly provide your bank, broker or nominee with appropriate voting instructions so that all of your shares may be voted at the Annual Meeting.

Can I Change My Vote Before the Annual Meeting?

You can change your vote at any time before your proxy is exercised by delivering a properly executed, later-dated proxy (including an Internet or telephone vote), by revoking your proxy by written notice to the Secretary of IPG, or by voting in person at the Annual Meeting. If you choose to revoke your proxy by attending the Annual Meeting, you must vote your shares for revocation to be effective. The method by which you vote by a proxy will in no way limit your right to vote at the meeting if you decide to attend in person.

If your shares are held in street name, please refer to the information forwarded by your bank, broker or nominee for procedures on changing your voting instructions.

Is the Proxy Statement Available on the Internet?

Yes. We are delivering this Proxy Statement and the Annual Report pursuant to the SEC rules that allow companies to furnish proxy materials to their stockholders over the Internet. On or about April 13, 2023, we will mail to our stockholders a Notice containing instruction on how to access this Proxy Statement and the Annual Report and to vote via the Internet or by telephone. Stockholders can view these documents on the Internet by accessing the website at investor.ipgphotonics.com.

What Does it Mean If I Receive More Than One Notice of Internet Availability of Proxy Materials?

You may receive more than one Notice, more than one e-mail or multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate Notice, a separate e-mail or a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you may receive more than one Notice, more than one e-mail or more than one proxy card.

To vote all of your shares by proxy, you must complete, sign, date and return each proxy card and voting instruction card that you receive and vote over the Internet the shares represented by each Notice that you receive (unless you have requested and received a proxy card or voting instruction card for the shares represented by one or more of those Notices).

Who Is Soliciting My Proxy and Who is Paying for the Cost of This Proxy Solicitation?

The Board is soliciting your proxy to vote at the Annual Meeting. IPG will bear the expense of preparing, posting to the Internet, printing and mailing proxy materials, as well as the cost of any required solicitation. We may also reimburse banks, brokers and other custodians, nominees and fiduciaries for reasonable expenses incurred in forwarding proxy materials to beneficial owners of our stock and obtaining their proxies. In addition to the mailing of proxy materials, the solicitation of proxies may be made in person, by telephone, or by electronic communication by our directors, officers or employees, without additional compensation, on our behalf.

Who Counts the Votes?

We have engaged Computershare, N.A. as our independent agent to receive and tabulate stockholder votes. Computershare, N.A. will separately tabulate "For" and "Against" votes, abstentions and broker non-votes. Computershare, N.A. will also act as independent election inspector to certify the results, determine the existence of a quorum and the validity of proxies and ballots, and perform any other acts required under the DGCL.

How Can I Vote?

Most stockholders have a choice of voting in one of four ways:

- via the Internet
- using a toll-free telephone number
- completing a proxy/voting instruction card and mailing it in the postage-paid envelope provided or
- in person at the meeting.

The telephone and Internet voting facilities for stockholders of record will close at 10:00 a.m. Eastern Time on May 23, 2023. The Internet and telephone voting procedures are designed to authenticate stockholders by use of a control number and to allow you to confirm that your instructions have been properly recorded.

If you hold your shares in "street name," your bank, broker or other nominee will send you a separate package describing the procedures and options for voting your shares. Please read this information carefully. The availability of telephone and Internet voting for "street name" holders will depend on the voting processes of your broker, bank or other nominee. Therefore, the Company recommends you follow the voting instructions in the materials you receive. If you hold your shares in "street name," and wish to vote in person at the Annual Meeting, you must obtain a "legal proxy" from the organization that holds your shares. A legal proxy is a written document that will authorize you to vote your shares held in "street name" at the Annual Meeting. Please contact the organization that holds your shares for instructions regarding obtaining a legal proxy. You must bring a copy of the legal proxy to the Annual Meeting and ask for a ballot when you arrive.

What Is the Quorum Required to Transact Business?

At the close of business on March 31, 2023, the record date, there were 47,305,436 shares of our common stock outstanding. Our bylaws require that a majority of our common stock be represented, in person or by proxy, at the Annual Meeting in order to constitute the quorum we need to transact business at the meeting. We will count broker non-votes and proxies marked "abstain" as present in determining whether a quorum exists.

Additional Information

2024 Annual Meeting and Nominations

Stockholders may present proposals for action at a future meeting and nominations for director if they comply with applicable SEC rules and our bylaws. Proposals and director nominations must be received by our Corporate Secretary at IPG Photonics Corporation, 377 Simarano Drive, Marlborough, Massachusetts 01752.

Matters for Inclusion in the Proxy Materials for the 2024 Annual Meeting of Stockholders. If you would like us to consider including a proposal in our proxy statement pursuant to Rule 14a-8 under the Exchange Act, it must be received by our Secretary on or before December 15, 2023.

Matters for Consideration at the 2024 Annual Meeting of Stockholders, but not for Inclusion in the Proxy Materials. If you would like to present a proposal at the 2024 annual meeting of stockholders, but not to have such proposal included in our proxy statement relating to that meeting, such proposal or nomination must be received by our Secretary not earlier than January 24, 2024 and not later than February 23, 2024.

Nominations of Individuals for Election as Directors at the 2024 Annual Meeting of Stockholders, but not Included in the Proxy Materials. If you would like to nominate a director next year, but not to have such nominee included in our proxy statement relating to that meeting, such nomination must be received by our Corporate Secretary not earlier than January 24, 2024 and not later than February 23, 2024.

Nominations of Individuals for Election as Directors at the 2024 Annual Meeting of Stockholders Using Proxy Access. A stockholder, or group of up to 20 stockholders, that has owned at least three percent of the Company's outstanding common stock continuously for at least three years through the dates specified in the Company's bylaws may nominate and include in the Company's annual meeting proxy materials director nominees constituting up to the greater of two director nominees or 20 percent of the number of directors up for election, provided that the stockholder(s) and nominee(s) satisfy the requirements in specified in our bylaws. Notice of proxy access director nominees must be received by our Secretary not earlier than November 15, 2023 and not later than December 15, 2023.

Additional Requirements. Our bylaws contain specific requirements regarding a stockholder's ability to nominate a director or to submit a proposal for consideration at an upcoming meeting. In addition, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must comply with the additional requirements of Rule 14a-19(b). A stockholder who wishes to nominate a director or to submit a proposal for consideration is encouraged to read our bylaws carefully and to seek independent counsel about our bylaws and SEC requirements. If the NCGC or the Board determines that any nomination or proposal made by a stockholder was not made in accordance with the Company's procedures, the rules and regulations of the SEC or other applicable laws or regulations, such nomination or proposal would be void. If you would like a copy of the requirements contained in our bylaws, please contact our Secretary.

No Incorporation by Reference

In our filings with the SEC, information is sometimes "incorporated by reference." This means that we are referring you to information that has previously been filed with the SEC and the information should be considered as part of the particular filing. As provided under SEC regulations, the Compensation Committee Report and the Audit Committee Report contained in this Proxy Statement specifically are not incorporated by reference into any of our other filings with the SEC, are not to be deemed soliciting materials or subject to the liabilities of Section 18 of the Exchange Act. In addition, this Proxy Statement includes several website addresses. These website addresses are intended to provide inactive, textual references only. The information on these websites is not part of this Proxy Statement.

Stockholders Sharing the Same Address

Under the rules adopted by the SEC, we may deliver a single set of proxy materials to one address shared by two or more of our stockholders. This delivery method is referred to as "householding." This procedure reduces the environmental impact of our annual meeting and the costs of printing and mailing. To take advantage of this opportunity, we have delivered only one set of proxy materials to multiple stockholders who share an address, unless we received contrary instructions from the impacted stockholders prior to the mailing date. If you wish to receive a separate copy of the Proxy Statement and annual report or if you wish to receive separate copies of future annual reports and proxy statements, then call 877-373-6374.

If you hold your shares in "street name," contact your bank or broker to request information about how to eliminate duplicate mailings.

Appendixes

Appendix A: Amended and Restated 2006 Incentive Compensation Plan

IPG PHOTONICS CORPORATION

2006 INCENTIVE COMPENSATION PLAN
(As Amended and Restated Effective May 23, 2023)

IPG Photonics Corporation (the "Company") originally established the IPG Photonics Corporation 2006 Incentive Compensation Plan effective February 28, 2006, for the benefit of its eligible Participants for the purposes hereinafter set forth. The Company has amended the Plan from time to time and hereby further amends and restates the Plan as of the Effective Date. The Plan permits the award of Stock Options, Restricted Stock, Performance Shares, Performance Units, Stock Units, Cash, and SARs.

1.   DEFINITIONS

The following terms shall have the following meanings unless the context indicates otherwise:

1.1.   "*Affiliate*" shall mean a corporation that, for purposes of Section 422 of the Code, is a Parent or Subsidiary of the Company within the meaning of Sections 424(e) and 424(f) of the Code.

1.2.   "*Award*" shall mean a Stock Option, a SAR, a Restricted Stock Award, a Stock Unit, a Performance Share, a Performance Unit, or a Cash Award.

1.3.   "*Award Agreement*" shall mean an agreement between the Company and a Participant that establishes the terms, conditions, restrictions and/or limitations applicable to an Award, in addition to those established by the Plan and by the Committee. The Award Agreement may consist of a written notice, a term sheet, and/or an agreement, and may be provided in electronic form. With respect to any Award, the date of the grant of the Award specified by the Committee in a resolution or other writing, duly adopted, and as set forth in the Award Agreement shall be the "*Award Date*," provided that such Award Date will not be earlier than the date of the Committee action.

1.4.   "*Board*" shall mean the Board of Directors of the Company.

1.5.   "*Cash Award*" shall mean a grant by the Committee to a Participant of an award of cash as described in Section 11 below.

1.6.   "*Cause*" shall have the same meaning as such term or similar term is used in any employment, consulting, or other written agreement between the Participant and the Company, a Group Company or Affiliate. If there is no employment, consulting, or other written agreement between the Participant and the Company, a Group Company or Affiliate, or if such agreement does not define "Cause" or such similar term, then "Cause" shall have the meaning specified in the Award Agreement; provided, that if the Award Agreement does not so specify, "Cause" shall mean, as determined by the Committee in its sole discretion, the Participant: (i) engages in conduct that cause financial or reputational injury to the Company a Group Company or Affiliate; (ii) engages in any act of dishonesty or misconduct that results in damage to the Company, a Group Company or Affiliate, or their business or reputation or that the Committee determines to adversely affect the value, reliability or performance of the Participant to the Company, a Group Company or Affiliate; (iii) refuses or fails to substantially comply with the human resources rules, policies, directions and/or restrictions relating to harassment and/or discrimination, or with compliance or risk management rules, policies, directions and/or restrictions of the Company, a Group Company or Affiliate; (iv) fails to cooperate with the Company, a Group Company or Affiliate in any internal investigation or administrative, regulatory or judicial proceeding; or (v) continuously fails to perform his or her duties to the Company, a Group Company or Affiliate (which may include any sustained and unexcused absence of the Participant from the performance of such duties, which absence has not been certified in writing as due to physical or mental illness or Disability), after a written demand for performance has been delivered to the Participant identifying the manner in which the Participant has failed to substantially perform his or her duties. If any part of the definition of Cause set forth in clauses (i) through (v) above is deemed applicable to a Participant, this shall not preclude or prevent the reliance by the Company or the Committee on any other part of the preceding sentence that also may be applicable. Unless otherwise defined in the Participant's employment, consulting or other written agreement, an act or omission is "willful" for this purpose if it was knowingly done, or knowingly omitted to be done, by the Participant not in good faith and without reasonable belief that the act or omission was in the best interest of the Company. In addition, the Participant's Service will be deemed to have terminated for Cause if, based on facts and circumstances discovered after the Participant's Service has terminated, the Board determines in reasonable good faith, within one year after the Participant's Service has terminated, that the Participant committed an act that would have justified a termination for Cause.

1.7.   "*Change in Control*" shall mean the occurrence of any one or more of the following:

(a)   Any "person" (as such term is defined in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), including a "group" (as defined in Section 13(d)(3) of the Exchange Act), other than (i) the Company, (ii) any wholly-owned subsidiary of the Company, or (iii) any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliate, becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company having fifty percent (50%) or more of the combined voting power of the then-outstanding securities of the Company that may be cast for the election of directors of the Company (other than as a result of an issuance of securities initiated by the Company in the ordinary course of business) (the "Company Voting Securities"); provided, however, that the event described in this paragraph (a) shall not be deemed to be a Change in Control by virtue of any underwriter temporarily holding securities pursuant to an offering of such securities;

(b)   During any period of two consecutive years, individuals who at the beginning of any such period constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board, unless the election, or the nomination for election by the stockholders of the Company, of each new director of the Company during such period was approved by a vote of at least two-thirds of the Incumbent Directors then still in office;

(c)   As the result of, or in connection with, any cash tender or exchange offer, merger or other business combination, sale of all or substantially all of the assets or contested election, or any combination of the foregoing transactions, less than a majority of the combined voting power of the then-outstanding securities of the Company or any successor corporation or entity entitled to vote generally in the election of the directors of the Company or such other corporation or entity after such transaction is held in the aggregate by the holders of the securities of the Company entitled to vote generally in the election of directors of the Company immediately prior to such transaction; or

(d)   The stockholders of the Company approve a plan of complete liquidation of the Company.

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of more than fifty percent (50%) of the Company Voting Securities as a result of the acquisition of Company Voting Securities by the Company which reduces the number of Company Voting Securities outstanding; provided, however, that if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control transaction shall then occur.

1.8.   "*Code*" shall mean the Internal Revenue Code of 1986, as amended from time to time.

1.9.   "*Committee*" shall mean (i) the Board or (ii) a committee or subcommittee of the Board appointed by the Board from among its members. The Committee may be the Board's Compensation Committee. Unless the Board determines otherwise, the Committee shall be comprised solely of not less than two members who each shall qualify as a "Non-Employee Director" within the meaning of Rule 16b-3(b)(3) (or any successor rule) under the Exchange Act.

1.10.   *"Common Stock"* shall mean the voting, common stock, $0.0001 par value per share, of the Company.

1.11.   *"Company"* shall mean IPG Photonics Corporation, a Delaware corporation.

1.12.   "*Disability*" means the total and permanent disability of a Participant (incurred while in the active Service of the Company, an Affiliate or a Group Company) based on proof satisfactory to the Committee. Total and permanent disability shall be as defined in the Company's long-term disability plan, if any, or as otherwise provided by the Company. Notwithstanding the foregoing, for purposes of determining the period of time after termination of Service during which a Participant may exercise an ISO, "Disability" will have the meaning set forth in Code Section 22(e)(3), which is, generally, that the Participant is unable to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of at least twelve (12) months.

1.13.   *"Dividend Equivalent Right"* shall mean the right to receive an amount equal to the amount of any dividend paid with respect to a share of Common Stock multiplied by the number of shares of Common Stock underlying or with respect to a Stock Unit or a Performance Unit, and which shall be payable in cash, in Common Stock, in the form of Stock Units or Performance Units, or a combination of any or all of the foregoing. Unless the Committee expressly provides otherwise in the Award Agreement, Dividend Equivalent Rights on any portion of an Award shall be payable only if the performance criteria underlying the Award are satisfied.

1.14.   *"Effective Date"* shall mean May 23, 2023, provided that the Company's stockholders approve the amended and restated Plan on such date.

1.15.   *"Employee"* shall mean an employee of the Company or any Affiliate, as described in Treasury Regulation Section 1.421-1(h).

1.16.   *"Exchange Act"* shall mean the Securities Exchange Act of 1934, as amended from time to time, including applicable regulations thereunder.

1.17.   *"Exercise Price"* shall mean the price at which each share of Common Stock covered by a Stock Option may be purchased.

1.18.   "*Fair Market Value"* shall mean:

(a)   if the Common Stock is readily tradable on a national securities exchange or other market system, the closing price of the Common Stock on the date of calculation (or on the last preceding trading date if Common Stock was not traded on such date), or

(b)   if the Common Stock is not readily tradable on a national securities exchange or other market system, the value as determined by the reasonable and consistent application of a reasonable valuation method, in good faith by the Board, in accordance with Code Section 409A and Treasury Regulation Section 1.409A-1(b)(5)(iv) (or any similar or successor provision), thereunder, as the Board or the Committee will in its discretion select and apply at the time of the Award Date, time of exercise, or other date of calculation.

1.19.   "*Good Reason*" shall have the meaning set forth in Section 13.1.

1.20.   *"Group Company"* shall mean any business entity deemed by the Board to be a Group Company, including, but not limited to, any business entity that has a significant financial interest in the Company and any business entity in which the Company has a significant financial interest, such entities to be referred to collectively as the "Group Companies".

1.21.   *"Group Employee"* shall mean any employee of a Group Company who is not an Employee.

1.22.   *"Independent Contractor"* shall mean a person (other than a person who is an Employee, Group Employee or a Nonemployee Director) that renders Services to the Company, an Affiliate or a Group Company.

1.23.   *"ISO"* shall mean a right to purchase a specified number of shares of Common Stock at a specified price, which is intended to comply with the terms and conditions as an "incentive stock option" as set forth in Code Section 422, as such section may be in effect from time to time.

1.24.   *"Leave of Absence"* means any leave of absence approved by the Company.

1.25.   *"Nonemployee Director"* shall mean a member of the Board who is not an Employee.

1.26.   *"Nonqualified Stock Option"* shall mean a Stock Option to purchase a specified number of shares of Common Stock at a specified price, which does not qualify as an ISO.

1.27.   *"Parent"* shall mean a corporation or any other business entity that directly or indirectly has an ownership interest of fifty percent (50%) or more of the Voting Stock of the Company.

1.28.   *"Participant"* shall mean any Employee, Group Employee, Nonemployee Director or Independent Contractor to whom an Award has been granted by the Committee under the Plan.

1.29.   *"Performance Share"* shall mean the grant by the Committee to a Participant of an Award of shares of Common Stock subject to restrictions on transferability, a risk of forfeiture, and certain other terms and conditions under the Plan or specified by the Committee, as described in Section 10.1 below.

1.30.   *"Performance Unit"* shall mean the grant by the Committee to a Participant of an Award of a hypothetical share of the value of the Company, represented by a notional account that shall be established and maintained (or caused to be established or maintained) by the Company for such Participant, as described in Section 10.2 below.

1.31.   *"Plan"* shall mean the IPG Photonics 2006 Incentive Compensation Plan, as amended and restated effective May 23, 2023.

1.32.   *"Prior Plans"* shall mean the IPG Photonics 2000 Incentive Compensation Plan, as amended, and the IPG Photonics Corporation Non-Employee Directors Stock Plan, as amended.

1.33.   "*Recapitalization*" shall mean any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the Company's outstanding shares of capital stock as a class without the Company's receipt of consideration.

1.34.   "*Reorganization*" shall mean any of the following: (a) a merger or consolidation in which the Company is not the surviving entity; (b) a sale, transfer or other disposition of all or substantially all of the Company's assets; (c) a reverse merger in which the Company is the surviving entity but in which the Company's outstanding voting securities are transferred in whole or in part to a person or persons different from the persons holding those securities immediately prior to the merger; or (d) any transaction effected primarily to change the state in which the Company is incorporated or to create a holding company structure.

1.35.   *"Restricted Stock Award"* shall mean a grant by the Committee to a Participant of an Award of shares of Common Stock subject to restrictions on transferability, a risk of forfeiture, and certain other terms and conditions under the Plan or specified by the Committee, as described in Section 9.1 below.

1.36.   *"Stock Appreciation Right"* or *"SAR"* shall mean a grant by the Committee to a Participant of a contingent right to receive Common Stock or cash, as specified in the Award Agreement, in the future, based on the value, or the appreciation in the value, of Common Stock, as described in Section 8 below.

1.37.   *"Service"* means the provision of services to the Company, an Affiliate or a Group Company in the capacity of (i) an Employee, (ii) a Group Employee, (iii) a Nonemployee Director, or (iv) an Independent Contractor.

1.38.   *"Stock Option"* shall mean a grant by the Committee to a Participant of an option or right to purchase a specified number of shares of Common Stock at a specified price, as described in Section 7 below.

1.39.   *"Stock Unit"* shall mean a grant by the Committee to a Participant of an Award of a hypothetical share of Common Stock represented by a notional account established and maintained (or caused to be established or maintained) by the Company for such Participant, as described in Section 9.3 below.

1.40.   *"Substitute Award"* shall have the meaning set forth in Section 5.1(c) below.

1.41.   *"Subsidiary"* shall mean a corporation of which the Company directly or indirectly owns fifty percent (50%) or more of the Voting Stock or any other business entity in which the Company directly or indirectly has an ownership interest of fifty percent (50%) or more.

1.42.   *"Treasury Regulations"* shall mean the regulations promulgated under the Code by the United States Department of the Treasury, as amended from time to time.

1.43.   *"Vest"* shall mean:

(a)   with respect to Stock Options and SARs, when the Stock Option or SAR (or a portion of such Stock Option or SAR) first becomes exercisable and remains exercisable subject to the terms and conditions of such Stock Option or SAR; or

(b)   with respect to Awards other than Stock Options and SARs, when the Participant has:

   (i)   an unrestricted right, title and interest to receive the compensation (whether payable in Common Stock, cash or a combination of both) attributable to an Award (or a portion of such Award) or to otherwise enjoy the benefits underlying such Award; and

   (ii)   a right to transfer an Award subject to no Company-imposed restrictions or limitations other than restrictions and/or limitations imposed by Section 14 below.

1.44.   *"Vesting Date"* shall mean the date or dates on which an Award Vests, at which time the Award shall be deemed "*Vested*." Stock Options, SARs, Restricted Stock Awards, Stock Units, Performance Shares, Performance Units, and other equity-based Awards under the Plan shall have a minimum required vesting period of one year, except that up to five percent (5%) of the Common Stock reserved for issuance under the Plan may be granted to Participants without regard to any minimum vesting periods. In addition, notwithstanding the foregoing, the vesting of annual Awards to Non-Employee Directors that are made in connection with the Company's annual meeting of stockholders will be deemed to satisfy the one-year minimum vesting requirement to the extent the Awards vest on the date of the Company's next annual meeting of stockholders that is at least 50 weeks after the immediately preceding year's annual meeting.

1.45.   *"Voting Stock"* shall mean the capital stock of any class or classes having general voting power under ordinary circumstances, in the absence of contingencies, to elect the directors of a corporation.

2.   PURPOSE AND TERM OF PLAN

2.1.   **Purpose**. The purpose of the Plan is to motivate certain Employees, Group Employees, Nonemployee Directors and Independent Contractors to put forth maximum efforts toward the growth, profitability, and success of the Company, Affiliates and Group Companies by providing incentives to such Employees, Group Employees, Nonemployee Directors and Independent Contractors through cash payments and/or through the ownership and performance of the Common Stock. In addition, the Plan is intended to provide incentives that will attract and retain highly qualified individuals as Employees, Group Employees and Nonemployee Directors and to assist in aligning the interests of such Employees, Group Employees and Nonemployee Directors with those of the Company's stockholders.

2.2. **Term**. The Plan was originally effective as of February 28, 2006, has been amended from time to time and has been amended and restated as of the Effective Date. The Plan shall terminate on the 10th anniversary of the Effective Date, unless sooner terminated by the Board under Section 17.1 below, and no Awards may be granted under the Plan after its termination.

3.   ELIGIBILITY AND PARTICIPATION

3.1. **Eligibility**. All Employees, Group Employees, Nonemployee Directors and Independent Contractors shall be eligible to participate in the Plan and to receive Awards.

3.2. **Participation**. Participants shall consist of such Employees, Group Employees, Nonemployee Directors and Independent Contractors as the Committee in its sole discretion designates to receive Awards under the Plan. Awards under the Plan shall be made on a one-time basis for Participants and designation of a Participant in any year shall not require the Committee to designate such person or entity to receive an Award in any other year or, once designated, to receive the same type or amount of Award as granted to the Participant in any other year. The Committee shall consider such factors as it deems pertinent in selecting Participants and in determining the type and amount of their respective Awards.

4.   ADMINISTRATION

4.1. **Responsibility**. The Committee will administer the Plan. The Committee shall have the responsibility, in its sole discretion, to control, operate, manage and administer the Plan in accordance with its terms.

4.2. **Award Agreement**. Each Award granted under the Plan shall be evidenced by an Award Agreement; *provided, however*, that in the event of any conflict between a provision of the Plan and any provision of an Award Agreement, the provision of the Plan shall prevail.

4.3. **Authority of the Committee**. The Committee shall have all the discretionary authority that may be necessary or desirable to enable it to discharge its responsibilities with respect to the Plan, including but not limited to the following:

(a)   to determine eligibility for participation in the Plan;

(b)   to determine eligibility for and the type and size of an Award granted under the Plan;

(c)   to supply any omission, correct any defect, interpret any provision or reconcile any inconsistency in the Plan, any Award Agreement in connection with an Award, and any other agreement or document executed pursuant to the Plan, in such manner and to such extent as it shall deem appropriate in its sole discretion to carry the same into effect;

(d)   to issue administrative guidelines as an aid to administer the Plan and make changes in such guidelines as it, from time to time, deems proper;

(e)   to make rules for carrying out and administering the Plan and make changes in such rules as it, from time to time, deems proper;

(f)   to the extent permitted under the Plan, grant waivers of Plan terms, conditions, restrictions, and limitations;

(g)   to accelerate or, with the consent of the Participant, defer the Vesting of any Award when such action or actions would be in the best interest of the Company, subject to the limitations of Code Section 409A; and

(h)   to take any and all other actions it deems necessary or desirable for the proper operation or administration of the Plan.

Notwithstanding the foregoing, in no event will the Committee be permitted to, without the approval of the stockholders of the Company, (i) reduce the Exercise Price of any outstanding Stock Option or SAR, (ii) exchange or replace an outstanding Stock Option or SAR with a new Stock Option or SAR with a lower Exercise Price, except pursuant to Section 5.2, or (iii) cancel a Stock Option or SAR in exchange for cash or other Awards.

4.4. **Action by the Committee**. The Committee may act only by a majority of its members. A determination of the Committee may be made, without a meeting, by a writing signed by all members of the Committee. In addition, the Committee may authorize any one or more of its members to execute and deliver documents on behalf of the Committee. Meetings of the Committee may be held telephonically or via videoconference, and participation via telephone or videoconference shall have the same force and effect as physical presence at any Committee meeting.

4.5. **Delegation of Authority**. The Committee may delegate to one or more of its members, or to one or more agents, such administrative duties as it may deem advisable; *provided, however*, that any such delegation shall be in writing. In addition, the Committee, or any person to whom it has delegated duties under this Section 4.5, may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan. The Committee may employ such legal or other counsel, consultants and agents as it may deem desirable for the administration of the Plan and may rely upon any opinion or computation received from any such counsel, consultant or agent. Expenses incurred by the Committee in the engagement of such counsel, consultant or agent shall be paid by the Company, or the Affiliate or Group Company whose employees have benefited from the Plan, as determined by the Committee.

The Board may delegate authority to the Company's Chief Executive Officer to grant specified numbers of Awards (as determined by the Board from time to time and during such time periods determined by the Board) to existing or prospective Employees (other than those individuals who are subject to Section 16(a) of the Exchange Act at the time of the grant) as the Chief Executive Officer determines appropriate without further action of the Board, but subject to rules and guidelines established by the Board or the Committee.

4.6. **Determinations and Interpretations by the Committee**. All determinations and interpretations made by the Committee shall be binding and conclusive on all Participants and their heirs, successors, and legal representatives.

4.7. **Liability**. No member of the Board, no member of the Committee and no Employee or Group Employee shall be liable for any act or failure to act hereunder, except in circumstances involving his or her bad faith, gross negligence or willful misconduct, or for any act or failure to act hereunder by any other member or Employee or by any agent to whom duties in connection with the administration of the Plan have been delegated.

4.8. **Indemnification**. Each person who is or has been a member of the Committee or the Board, and any individual or individuals to whom the Committee has delegated authority under this Section 4, will be indemnified and held harmless by the Company, Group Company and Affiliates from and against any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or as a result of any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken, or failure to act, under the Plan, except in circumstances involving such person's bad faith, gross negligence or willful misconduct. Each such person will also be indemnified and held harmless by the Company Group Company and Affiliates from and against any and all amounts paid by him or her in a settlement approved by the Company, or paid by him or her in satisfaction of any judgment, of or in a claim, action, suit or proceeding against him or her and described in the previous sentence, so long as he or she gives the Company an opportunity, at its own expense, to handle and defend the claim, action, suit or proceeding before he or she undertakes to handle and defend it. The foregoing right of indemnification will not be exclusive of any other rights of indemnification to which a person who is or has been a member of the Committee or the Board may be entitled under the Articles of Incorporation or By-Laws of the Company, Group Company or Affiliate, as a matter of law, agreement or otherwise, or any power that the Company may have to indemnify him or her or hold him or her harmless.

5.   SHARES SUBJECT TO PLAN

5.1.   Available Shares. Subject to any adjustments made in accordance with Section 5.2 below, the aggregate number of shares of Common Stock that shall be available under the Plan during its term shall be the sum of (a) the 10,000,000 shares of Common Stock previously authorized and approved for issuance under the Plan as of the Company's 2011 annual meeting of stockholders, less the number of shares underlying Awards made under the Plan prior to the Effective Date (calculated as described below), (b) 84,273 shares of Common Stock originally authorized and approved for issuance, but not awarded, under the IPG Photonics Corporation 2000 Incentive Compensation Plan, as amended, and subsequently rolled into the Plan, (c) 194,919 shares of Common Stock originally authorized and approved for issuance, but not awarded, under the IPG Photonics Corporation Non-Employee Directors Stock Plan, as amended, and subsequently rolled into the Plan, and (d) 1,200,000 shares of Common Stock authorized and approved for issuance under the Plan as of the Company's 2023 annual meeting of stockholders. Such shares of Common Stock may be either authorized but unissued shares of Common Stock, shares of issued Common Stock held in the Company's treasury, or a combination of both, at the discretion of the Company. Except as otherwise provided in this Section 5.1, any shares of Common Stock underlying an Award under the Plan or the Prior Plans that expires without being exercised, or is forfeited, cancelled or otherwise terminated without a distribution to a Participant of Common Stock, cash, or other benefit in lieu of Common Stock, shall again be available under the Plan; provided that any shares that again become available for Awards under this Section 5.1 shall be added back as 1.0 share if such shares were subject to Stock Options, SARs, or other appreciation-only Awards granted under the Plan or Prior Plans, and as 1.60 shares if such shares were subject to a Restricted Stock, Stock Unit, Performance Share, Performance Unit or other full-value stock-based Award granted under the Plan or Prior Plans. In applying the immediately preceding sentence, (i) shares of Common Stock tendered by Participants as full or partial payment of the Exercise Price to the Company upon exercise of Stock Options granted under the Plan or Prior Plans shall not again be available for issuance under the Plan, (ii) shares of Common Stock repurchased on the open market with the proceeds of the Exercise Price of a Stock Option shall not again be available for issuance under the Plan, (iii) if any share-settled SARs are exercised, the aggregate number of shares subject to such SARs shall be deemed issued under the Plan or Prior Plans and shall not again be available for issuance under the Plan, (iv) if any Stock Options are exercised through a reduction of shares subject to the Award (*i.e.*, "net exercised"), the aggregate number of shares subject to such Stock Option shall be deemed issued under the Plan or Prior Plans and shall not again be available for issuance under the Plan, and (v) if any shares are withheld by, or otherwise remitted to, the Company to satisfy a Participant's tax withholding obligations with respect to any Awards granted under the Plan or Prior Plans, such shares shall be deemed issued under the Plan and shall not again be available for issuance under the Plan. Awards that are payable only in cash are not subject to this Section 5.1.

(a)   In addition to the maximum shares of Common Stock available for Awards under the Plan described above, the remaining shares of Common Stock shall be reduced by 1.60 for each share of Common Stock awarded pursuant to Restricted Stock, Performance Shares, Performance Units, Stock Units, or other Awards with value denominated in full shares of Common Stock for purposes of determining any individual or aggregate award limitations under the Plan and for purposes of calculating the aggregate amount of Common Stock available for Awards under the Plan. Each share-settled SAR that is granted shall reduce the remaining shares of Common Stock available under this Section by one (1.0), notwithstanding the fact that the net number of shares of Common Stock delivered on exercise may be less than the number of SARs granted. Except as contemplated by the provisions of Section 5.2 hereof, the Committee shall not increase the number of shares of Common Stock available for issuance in connection with Awards under the Plan or to any one individual as set forth above. In no event shall Awards be outstanding at any one time that have resulted or could result in the issuance of a number of shares of Common Stock in excess of the number then remaining reserved and available for issuance under the Plan.

(b)   The maximum number of shares of Common Stock that may be issued to Participants in the aggregate under the Plan as ISOs is 833,333.

(c)   Notwithstanding the foregoing, Awards granted through the assumption of, or in substitution or exchange for, similar awards previously granted by an entity directly or indirectly acquired by the Company or any Subsidiary, or with which the Company or any Subsidiary combines ("Substitute Awards") shall not be counted for purposes of applying the above limitations on numbers of shares available for Awards generally or any particular kind of Award under the Plan; provided, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding options intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code shall be counted against the aggregate number of shares available for Awards of ISOs under the Plan, set forth in Section 5.1(b). Subject to applicable stock exchange requirements, available shares under a stockholder approved plan of an entity directly or indirectly acquired by the Company or with which the Company combines (as appropriately adjusted to reflect the acquisition or combination transaction) may be used for Awards under the Plan and shall not reduce the number of shares of Common Stock available for issuance under the Plan (and shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided in this Section 5.1); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by or providing services to the Company or its Affiliates immediately prior to such acquisition or combination.

5.2.   **Adjustment to Shares**. If there is any change in the Common Stock of the Company, through merger, consolidation, Reorganization, Recapitalization, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, dividend in kind or other like change in capital structure or distribution (other than ordinary cash dividends or, as determined by the Committee, special cash dividends) to stockholders of the Company, an adjustment shall be made to each outstanding Award so that each such Award shall thereafter be with respect to or exercisable for such securities, cash and/or other property as would have been received in respect of the Common Stock subject to such Award had such Award been paid, distributed or exercised in full immediately prior to such change or distribution. Such adjustment shall be made successively each time any such change or distribution shall occur. In addition, in the event of any such change or distribution, in order to prevent dilution or enlargement of Participants' rights under the Plan, the Committee shall have the authority to adjust, in an equitable manner, the number and kind of shares that may be issued under the Plan, the number and kind of shares subject to outstanding Awards, the Exercise Price applicable to outstanding Stock Options, and the Fair Market Value of the Common Stock and other value determinations applicable to outstanding Awards. Appropriate adjustments may also be made by the Committee in the terms of any Awards granted under the Plan to reflect such changes or distributions and to modify any other terms of outstanding Awards on an equitable basis, including modifications of performance goals and changes in the length of performance periods. In addition, the Committee is authorized to make adjustments to the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events affecting the Company or the financial statements of the Company, or in response to changes in applicable laws, regulations, or accounting principles. Notwithstanding anything contained in the Plan to the contrary, any adjustment with respect to an ISO due to a change or distribution described in this Section 5.2 shall comply with the rules of Code Section 424(a), and in no event shall any adjustment be made which would render any ISO granted hereunder to be disqualified as an incentive stock option for purposes of Code Section 422.

6.   **MAXIMUM INDIVIDUAL AWARDS**

6.1.   **Maximum Aggregate Number of Shares Underlying Stock-Based Awards Granted Under the Plan to Any Single Participant in Any Calendar Year**. The maximum aggregate number of shares of Common Stock underlying all Stock Options, SARs and any other Awards that are measured in shares of Common Stock (whether payable in Common Stock, cash or a combination of both) that may be granted to any single Participant (other than a Nonemployee Director) in any calendar year shall be 1,000,000 shares, subject to adjustment as provided in Section 5.2 above. For purposes of the preceding sentence, such Awards that are forfeited due to Vesting or other restrictions shall continue to be counted in determining such maximum aggregate number of shares of Common Stock that may be granted to any single Participant in any calendar year. The maximum aggregate number of shares of Common Stock underlying Awards that may be granted to any single Participant in any calendar year as ISOs shall be 133,333.

6.2. **Nonemployee Director Award Limit**. Notwithstanding any provision to the contrary in the Plan or in any policy of the Company regarding non-employee director compensation, the sum of the grant date fair value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all equity-based Awards and the maximum amount that may become payable pursuant to all cash-based Awards that may be granted to a Participant as compensation for services as a Non-Employee Director during any calendar year shall not exceed $1,200,000. For the avoidance of doubt, compensation shall be counted towards this limit for the Board compensation year in which it is earned (and not when it is paid or settled in the event that it is deferred).

7. STOCK OPTIONS

7.1. **In General**. The Committee may, in its sole discretion, grant Stock Options to Employees, Group Employees, Nonemployee Directors and/or Independent Contractors on or after the Effective Date. The Committee shall, in its sole discretion, determine the Employees, Group Employees, Nonemployee Directors and Independent Contractors who will receive Stock Options and the number of shares of Common Stock underlying each Stock Option. With respect to Employees who become Participants, the Committee may grant such Participants ISOs or Nonqualified Stock Options or a combination of both. With respect to Group Employees, Nonemployee Directors and Independent Contractors who become Participants, the Committee may grant such Participants only Nonqualified Stock Options. Each Stock Option shall be subject to such terms and conditions consistent with the Plan as the Committee may impose from time to time and set forth in the Award Agreement. In addition, each Stock Option shall be subject to the terms and conditions set forth in Sections 7.2 through 7.9 below.

7.2. **Exercise Price**. The Committee shall specify the Exercise Price of each Stock Option in the Award Agreement; *provided, however*, that (i) the Exercise Price of an ISO shall not be less than one hundred percent (100%) of the Fair Market Value of the Common Stock on the Award Date, and (ii) the Exercise Price of a Nonqualified Stock Option shall not be less than one hundred percent (100%) of the Fair Market Value of the Common Stock on the Award Date.

7.3. **Term of Stock Option**. The Committee shall specify the term of each Stock Option in the Award Agreement; *provided, however*, that no ISO or Nonqualified Stock Option shall be exercisable after the 10th anniversary of the applicable Award Date. Each Stock Option shall terminate at such earlier times and upon such conditions or circumstances as the Committee shall, in its sole discretion, set forth in the Award Agreement on the Award Date.

7.4. **Vesting Date**. The Committee shall specify in the Award Agreement the Vesting Date(s) or other requirements to Vest for each Stock Option. The Vesting of a Stock Option may be subject to such other terms and conditions as shall be determined by the Committee and set forth in the Award Agreement, including, without limitation, accelerating the Vesting if certain performance goals are achieved, or a Change in Control of the Company occurs and a Participant's Service is terminated.

7.5. **Exercise of Stock Options**. The Stock Option Exercise Price may be paid in cash or, in the sole discretion of the Committee, by delivery to the Company of shares of Common Stock then owned by the Participant, or by the Company's withholding a portion of the shares of Common Stock for which the Stock Option is exercisable, or by a combination of these methods. If the Common Stock is readily tradable on a national securities exchange or other market system, payment may also be made by delivering a properly executed exercise notice to the Company and delivering a copy of irrevocable instructions to a broker directing the broker to promptly deliver to the Company the amount of sale or loan proceeds to pay the Exercise Price. To facilitate the foregoing, the Company may enter into agreements for coordinated procedures with one or more brokerage firms. The Committee may prescribe any other method of paying the Exercise Price that it determines to be consistent with applicable law and the purpose of the Plan, including, without limitation, in lieu of the delivery to the Company of shares of Common Stock then owned by the Participant, providing the Company with a notarized statement attesting to the number of shares owned by the Participant, where, upon verification by the Company, the Company would issue to the Participant only the number of incremental shares to which the Participant is entitled upon exercise of the Stock Option. In determining which methods a Participant may utilize to pay the Exercise Price, the Committee may consider such factors as it determines are appropriate; *provided*, *however*, that with respect to ISOs, all such discretionary determinations shall be made by the Committee at the time of grant and specified in the Award Agreement.

7.6. **Restrictions Relating to ISOs**. In addition to being subject to the terms and conditions of this Section 7, ISOs shall comply with all other requirements under Code Section 422. Accordingly, ISOs may be granted only to Participants who are employees (as described in Treasury Regulation Section 1.421-1(h)) of the Company or of any "Parent Corporation" (as defined in Code Section 424(e)) or of any "Subsidiary Corporation" (as defined in Code Section 424(f)) on the Award Date. The aggregate market value (determined as of the time the ISO is granted) of the Common Stock with respect to which ISOs (under all option plans of the Company and of any Parent Corporation and of any Subsidiary Corporation) are exercisable for the first time by a Participant during any calendar year shall not exceed $100,000. For purposes of the preceding sentence, (i) ISOs shall be taken into account in the order in which they are granted and (ii) ISOs granted before 1987 shall not be taken into account. ISOs shall not be transferable by the Participant other than by will or the laws of descent and distribution and shall be exercisable, during the Participant's lifetime, only by such Participant. The Committee shall not grant ISOs to any Employee who, at the time the ISO is granted, owns stock possessing (after the application of the attribution rules of Code Section 424(d)) more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any Parent Corporation or of any Subsidiary Corporation unless (i) the Exercise Price of the ISO is fixed at not less than one hundred and ten percent (110%) of the Fair Market Value of the Common Stock on the Award Date and (ii) the exercise of such ISO is prohibited by its terms after the 5th anniversary of the ISO's Award Date.

7.7. **Conversion Stock Options**. The Committee may, in its sole discretion, grant a Stock Option to any holder of an option (hereinafter referred to as an "Original Option") to purchase shares of stock of any corporation:

(a) the stock or assets of which were acquired, directly or indirectly, by the Company, an Affiliate or Group Company, or

(b) which was merged with and into the Company, an Affiliate or Group Company,

so that the Original Option is converted into a Stock Option (hereinafter referred to as a "Conversion Stock Option"); provided, however, that such Conversion Stock Option as of the Award Date (the "Conversion Stock Option Grant Date") shall have the same economic value as the Original Option as of the Conversion Stock Option Grant Date. In addition, unless the Committee in its sole discretion determines otherwise, a Conversion Stock Option that is converting an Original Option intended to qualify as an ISO shall have the same terms and conditions as applicable to the Original Option in accordance with Code Section 424 and the Treasury Regulations thereunder so that the conversion (x) is treated as the issuance or assumption of a stock option under Code Section 424(a) and (y) is not treated as a modification, extension or renewal of a stock option under Code Section 424(h).

7.8. **Right to Call Stock Options or Common Stock**. Notwithstanding any other provision of this Plan, any Stock Option granted under this Plan shall be subject to a right of call by the Committee in the event of termination of the Plan due to merger or acquisition of the Company. If the Committee exercises the right to call the Common Stock, the Participant must return the shares of Common Stock to the Company within seven (7) calendar days following the call notice.

(a) Upon the call of Common Stock, the owner of the Common Stock shall, unless otherwise determined by the Committee pursuant to subsection (b) below, be entitled to receive from the Company an amount equal to the Fair Market Value of the returned Common Stock.

(b) Upon the call of a Stock Option, the Committee shall pay the optionee an amount equal to the excess of (i) the Fair Market Value the number of shares of Common Stock subject to the Option, over (y) the Exercise Price of such shares of Common Stock.

(c) The Company shall have the right to defer payment of the proceeds under this Section 7.8, and make such payment in the form of single lump sum or in installments over such periods as the Committee may determine in its discretion, subject to Code Section 409A.

8.   SARS

8.1.   **In General**. The Committee may, in its sole discretion, grant SARs to Employees, Group Employees, Nonemployee Directors, and/or Independent Contractors. A SAR is a right to receive a payment in cash, Common Stock or a combination of both, in an amount equal to the excess of (x) the Fair Market Value of a specified number of shares of Common Stock on the date the SAR is exercised over (y) the Fair Market Value of such shares of Common Stock on the Award Date, all as determined and set forth in the Award Agreement by the Committee; *provided, however*, that if a SAR is granted retroactively in tandem with or in substitution for a Stock Option, the designated Fair Market Value of the Common Stock in the Award Agreement may be the Fair Market Value of the Common Stock on the Award Date of the Stock Option. Each SAR shall be subject to the terms of the Plan and the applicable Award Agreement, which may include the Vesting Date, an expiration date, and a provision that automatically converts a SAR into a Stock Option on a conversion date specified at the time of grant. In no event shall a SAR be exercisable after the 10th anniversary of the Award Date of such SAR.

9.   RESTRICTED STOCK AWARDS AND STOCK UNITS

9.1.   **Restricted Stock Awards**. The Committee may, in its sole discretion, grant Restricted Stock Awards to Employees, Group Employees, Nonemployee Directors, and/or Independent Contractors as additional compensation or in lieu of other compensation for Services to the Company, an Affiliate or a Group Company. A Restricted Stock Award shall consist of shares of Common Stock that are subject to such terms and conditions as the Committee in its sole discretion determines appropriate and sets forth in the Award Agreement including, without limitation, restrictions on the sale or other disposition of such shares, the Vesting Date with respect to such shares and the right of the Company to reacquire such shares for no consideration upon termination of the Participant's Service within specified periods.

9.2.   **Stock Certificates.** Except as otherwise provided in this Section 9.2, the Company will issue each Participant entitled to receive shares of Common Stock under the Plan a certificate for such shares. Such certificate will be registered in the name of the Participant and will bear an appropriate legend reciting the terms, conditions and restrictions, if any, applicable to the Common Stock. Each certificate will be subject to appropriate stop-transfer orders. To the extent that the Plan provides for issuance of stock certificates to reflect the issuance of shares of Common Stock, the issuance may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange or market system. If the issuance of shares under the Plan is effected on a non-certificated basis, the issuance of shares to a Participant will be reflected by crediting (by means of a book entry) the applicable number of shares of Common Stock to an account maintained by the Company in the name of such Participant, which account may be an account maintained by the Company for such Participant under any dividend reinvestment program offered by the Company. The Committee may require, under such terms and conditions as it deems appropriate or desirable, that the certificates for Restricted Stock delivered under the Plan be held in custody by a bank or other institution, or that the Company may itself hold such shares in custody until the Vesting conditions expire or until restrictions thereon otherwise lapse, and may require, as a condition of any receipt of Restricted Stock, that the recipient will have delivered a stock power endorsed in blank relating to the Restricted Stock. Certificates for shares of unrestricted Common Stock may be delivered to the Participant after, and only after, the Vesting conditions will have expired without forfeiture in respect of such shares of Restricted Stock.

9.3. **Stock Units**. The Committee may, in its sole discretion, grant Stock Units to Employees, Group Employees, Nonemployee Directors, and Independent Contractors as additional compensation or in lieu of other compensation for Services to the Company, an Affiliate or a Group Company. A Stock Unit is a hypothetical share of Common Stock represented by a notional account established and maintained (or caused to be established or maintained) by the Company for such Participant who receives a grant of Stock Units. Stock Units shall be subject to such terms and conditions as the Committee, in its sole discretion, determines appropriate and sets forth in the Award Agreement including, without limitation, determinations of the Vesting Date with respect to such Stock Units and the criteria for the Vesting of such Stock Units. Subject to Section 9.4, a Stock Unit granted by the Committee shall provide for payment in shares of Common Stock at such time or times as the Award Agreement shall specify.

9.4. **Payout of Stock Units**. Subject to a Participant's election to defer in accordance with Section 18.4 below, upon the Vesting Date of a Stock Unit, the shares of Common Stock representing the Stock Unit shall be distributed to the Participant, unless the Committee, in its sole discretion, provides for the payment of the Stock Unit in cash (or partly in cash and partly in shares of Common Stock) equal to the value of the shares of Common Stock which would otherwise be distributed to the Participant.

9.5. A Participant shall have the right to vote unvested shares of Common Stock subject to a Restricted Award Agreement issued to the Participant under the Plan. The Participant shall not have the right to vote the shares of Common Stock subject to a Stock Unit until that award vests and shares of Common Stock are actually issued thereunder. Dividend Equivalent Rights may be credited, either in cash or in actual shares of Common Stock, on outstanding unvested shares of Common Stock issued under the Plan or Stock Units, subject to such terms and conditions as the Plan Administrator may deem appropriate, provided that any applicable dividend and dividend equivalent amounts with respect to unvested shares of Common Stock or any shares of Common Stock underlying any Award may be accrued but not paid to a Participant until all conditions or restrictions relating to such shares of Common Stock have been satisfied or lapsed and shall be forfeited if all of such conditions or restrictions are never satisfied or lapse.

10. PERFORMANCE SHARES AND PERFORMANCE UNITS

10.1. **Performance Shares**. The Committee may, in its sole discretion, grant Performance Shares to Employees, Group Employees, Nonemployee Directors, and/or Independent Contractors as additional compensation or in lieu of other compensation for Services to the Company, an Affiliate or a Group Company. A Performance Share shall consist of a share or shares of Common Stock that are subject to such terms and conditions as the Committee, in its sole discretion, determines appropriate and sets forth in the Award Agreement including, without limitation, determining the performance goal or goals that, depending on the extent to which such goals are met, will determine the number and/or value of the Performance Shares that will be paid out or distributed to the Participant and any other Vesting criteria. Performance goals may be based on, without limitation, Company-wide, divisional and/or individual performance, as the Committee, in its sole discretion, may determine.

10.2. **Performance Units**. The Committee may, in its sole discretion, grant Performance Units to Employees, Group Employees, Nonemployee Directors, and/or Independent Contractors as additional compensation or in lieu of other compensation for Services to the Company, an Affiliate or Group Company. A Performance Unit is a hypothetical share of the value of the Company, represented by a notional account that the Company shall establish and maintain (or caused to be established or maintained) for such Participant who receives a grant of Performance Units. Performance Units shall be subject to such terms and conditions as the Committee, in its sole discretion, determines appropriate and sets forth in the Award Agreement including, without limitation, determining the performance goal or goals that, depending on the extent to which such goals are met, will determine the number and/or value of the Performance Units that will accrue to the Participant and any other Vesting criteria. Performance goals may be based on, without limitation, Company-wide, divisional and/or individual performance, as the Committee, in its sole discretion, may determine.

10.3. **Adjustment of Performance Goals**. The Committee shall have the authority at any time to adjust, as it deems necessary or desirable, the performance goals for any outstanding Performance Shares or Performance Units unless, at the time of establishment of such performance goals, the Committee precludes its authority to make such adjustments.

10.4. **Payout of Performance Shares or Performance Units**. Subject to a Participant's election to defer distribution in accordance with Section 18.4 below, upon the Vesting of a Performance Share or a Performance Unit, the shares of Common Stock representing the Performance Share or the cash value of the Performance Unit shall be distributed to the Participant, unless the Committee, in its sole discretion, determines to make the payment for the Performance Share in cash, or the Performance Unit in shares of Common Stock (or partly in cash and partly in shares of Common Stock) equal to the value of the shares of Common Stock or cash that would otherwise be distributed to the Participant.

10.5. A Participant shall have the right to vote unvested shares of Common Stock subject to a Performance Share Award issued to the Participant under the Plan. The Participant shall not have the right to vote the shares of Common Stock subject to a Performance Unit until that award vests and shares of Common Stock are actually issued thereunder. Dividend Equivalent Rights may be credited, either in cash or in actual shares of Common Stock, on outstanding unvested shares of Common Stock issued under the Plan or Performance Units, subject to such terms and conditions as the Plan Administrator may deem appropriate, provided that any applicable dividend and dividend equivalent amounts with respect to unvested shares of Common Stock or any shares of Common Stock underlying any Award may be accrued but not paid to a Participant until all conditions or restrictions relating to such shares of Common Stock have been satisfied or lapsed and shall be forfeited if all of such conditions or restrictions are never satisfied or lapse.

11. CASH AWARDS

The Committee may, in its sole discretion, grant Cash Awards to Employees, Group Employees, Nonemployee Directors, and/or Independent Contractors as additional compensation or in lieu of other compensation for Services to the Company, an Affiliate or Group Company. A Cash Award shall be subject to such terms and conditions as the Committee, in its sole discretion, determines appropriate and sets forth in the Award Agreement including, without limitation, determining the Vesting Date with respect to such Cash Award, the criteria for the Vesting of such Cash Award, and the right of the Company to require the Participant to repay the Cash Award (with or without interest) upon termination of the Participant's Service within specified periods.

12. [RESERVED]

13. CHANGE IN CONTROL

13.1. **Accelerated Vesting Upon Termination of Service**. Unless the terms of an Award Agreement expressly provide otherwise, if there is a Change in Control of the Company, and, within two years following the Change in Control, the Company terminates a Participant's Service other than for Cause or the Participant terminates Service for Good Reason, any outstanding Awards held by the Participant shall Vest. For this purpose, Good Reason will have the same meaning as such term or similar term is used in any employment, consulting, severance, or other written agreement between the Participant and the Company or an Affiliate. If there is no employment, consulting, or other written agreement between the Company or an Affiliate and the Participant or if such agreement does not define "Good Reason" or such similar term, then "Good Reason" will have the meaning specified in the Award Agreement; provided, that if the Award Agreement does not so specify, "Good Reason" will mean, as determined by the Committee in its sole discretion and solely with respect to this Plan and any Award made hereunder, the occurrence of any of the following events without the Participant's express written consent:

(a) The material reduction of the Participant's authorities, duties, and position with the Company;

(b)   A reduction by the Company of the Participant's base compensation by more than fifteen percent (15%), other than a reduction approved by the Board that similarly applies to all executive officers of the Company; or

(c)   A change in the offices of the Participant to a place that is more than thirty-five (35) miles in distance farther from the Participant's home than the current executive offices of the Company in Marlborough, MA.

The Participant must provide notice to the Company of the existence of one or more of the foregoing conditions within ninety (90) calendar days of the initial existence of the condition, upon the notice of which the Company will have thirty (30) calendar days during which it may remedy the condition and not be required to Vest the Awards. For a Participant's termination of Service to be on account of "Good Reason," it must occur within one hundred eighty (180) calendar days following the initial existence of the applicable condition.

13.2.   **Cashout**. The Committee, in its sole discretion, may determine that, upon the occurrence of a Change in Control of the Company, all or a portion of certain outstanding Awards shall terminate within a specified number of days after notice to the holders, and each such holder shall receive an amount equal to the value of such Award on the date of the Change in Control, and with respect to each share of Common Stock subject to a Stock Option or SAR, an amount equal to the excess, if any, of the Fair Market Value of such shares of Common Stock immediately prior to the occurrence of such Change in Control of the Company over the Exercise Price per share of such Stock Option or SAR. Such amount shall be payable in cash, in one or more kinds of property (including the property, if any, payable in the transaction) or in a combination thereof, as the Committee, in its sole discretion, shall determine.

13.3.   **Assumption or Substitution of Awards**. Notwithstanding anything contained in the Plan to the contrary, the Committee may, in its sole discretion, provide that an Award may be assumed by any entity that acquires control of the Company or may be substituted by a similar award under such entity's compensation plans. If any entity that acquires control of the Company does not agree to assume outstanding Awards upon a Change in Control or replace such Awards with awards that preserve the existing value of the Award at the time of the Change in Control and provide for subsequent payout in accordance with the same Vesting schedule applicable to the original Awards, then, at the time of the Change in Control, (i) all outstanding Stock Options and SARs shall become immediately Vested and exercisable; (ii) all restrictions on Restricted Stock Awards and Stock Units shall immediately lapse; (iii) all performance goals other than with respect to performance-based Cash Awards shall be deemed achieved at target levels and all other terms and conditions met; (iv) all performance-based Cash Awards shall be paid out at target levels (or earned levels, if greater) and all other terms and conditions deemed met; and (v) all Performance Shares shall be delivered, and all Cash Awards, Performance Units and Stock Units shall be paid out as promptly as practicable.

14.   TERMINATION OF SERVICE

14.1.   **Termination of Service Due to Death or Disability**. Unless the terms of an Award Agreement expressly provide otherwise, if a Participant's Service is terminated due to death all non-Vested portions of Awards held by the Participant on the date of the Participant's death shall immediately Vest.

Unless the terms of an Award Agreement expressly provide otherwise, if a Participant's Service is terminated due to death or Disability, all Vested portions of Stock Options and SARs held by the Participant on the date of the Participant's death or Disability shall remain exercisable until the earlier of:

(i)   the end of the 12-month period following the date of the Participant's death or Disability, or

(ii)   the date the Stock Option or SAR would otherwise expire.

14.2.   **Termination of Service for Cause**. Unless the terms of an Award Agreement expressly provide otherwise, if a Participant's Service is terminated by the Company, the Affiliate or the Group Company, as the case may be, for Cause, all Awards held by the Participant on the date of the termination of Service, whether Vested or non-Vested, shall immediately be forfeited by the Participant as of such date. A Participant's Service shall be deemed to have terminated for Cause if, after the Participant's Service has terminated, facts and circumstances are discovered that would have justified a termination for Cause.

14.3. **Other Terminations of Service**. Unless the terms of an Award Agreement expressly provide otherwise, if a Participant's Service is terminated for any reason other than for Cause or other than due to death or Disability:

(a) all non-Vested portions of Awards held by the Participant on the date of the termination of his or her Service shall immediately be forfeited by such Participant as of such date; and

(b) all Vested portions of Stock Options and/or SARs held by the Participant on the date of the termination of his or her Service shall remain exercisable until the earlier of (i) the end of the ninety (90) calendar day period following the date of the termination of the Participant's Service or (ii) the date the Stock Option or SAR would otherwise expire.

Notwithstanding the foregoing, the Vesting, expiration and forfeiture of any Stock Options and/or SARs awarded to an Independent Contractor shall be governed by the terms of the written Award Agreement.

14.4. **ISOs**. Notwithstanding anything contained in the Plan to the contrary, (i) the provisions contained in this Section 14 shall be applied to an ISO only if the application of such provision maintains the treatment of such ISO as an ISO.

14.5. **Leave of Absence**. A Participant shall not cease to be an Employee for purposes of this Plan solely on account of a Leave of Absence. For purposes of ISOs, no such leave may exceed ninety (90) calendar days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, on the one hundred eighty-first (181st) calendar day of such leave any ISO held by the Participant shall cease to be treated as an ISO and shall be treated for tax purposes as a Nonqualified Stock Option. Notwithstanding anything in the Plan to the contrary, the Committee, in its sole discretion, reserves the right to designate a Participant's leave of absence as "Personal Leave;" provided that military leaves and approved family or medical leaves shall not be considered Personal Leave. No Awards shall be made to a Participant during Personal Leave. Except where prohibited by law, a Participant's un-Vested Awards shall remain un-Vested during such Personal Leave and the time spent on such Personal Leave shall not count towards the Vesting of such Awards. A Participant's Vested Stock Options that may be exercised shall remain exercisable upon commencement of Personal Leave until the earlier of (i) a period of one year from the date of commencement of such Personal Leave; or (ii) the remaining exercise period of such Stock Options. Notwithstanding the foregoing, if a Participant returns to the Company from a Personal Leave of less than one year and the Participant's Stock Options have not lapsed, the Stock Options shall remain exercisable for the remaining exercise period as provided at the time of grant and subject to the conditions contained herein.

15. NONEMPLOYEE DIRECTOR COMPENSATION

15.1. **Annual Cash Retainer.** Each Nonemployee Director will be paid a retainer fee for Service as a member of the Board (the "Annual Retainer"), in an amount that the Board will establish from time to time by resolution, in accordance with the IPG Photonics Corporation Non-Employee Director Compensation Plan. In no event will the sum of the cash portion of the Annual Retainer and any Cash Award to any Participant who is a Nonemployee Director exceed $250,000 in a given period of time beginning on an annual stockholder meeting date and ending on the day immediately preceding the following annual stockholder meeting date.

15.2. **Equity Awards.** Each Nonemployee Director will be eligible to receive an Award upon appointment or election to the Board, and annually thereafter, in accordance with the Director Plan and subject to the limit in Section 6.1 and the terms of the applicable Award Agreement.

16. TAXES

16.1. **Withholding Taxes**. With respect to Employees and Group Employees, the Company, or the applicable Affiliate or Group Company, may require a Participant who has Vested in his or her Restricted Stock Award, Stock Unit, Performance Share or Performance Unit granted hereunder, or who exercises a Stock Option or SAR granted hereunder, to reimburse the corporation that employs such Employee or Group Employee for any taxes required by any governmental regulatory authority to be withheld or otherwise deducted and paid by such corporation or entity in respect of the issuance or disposition of such shares or the payment of any amounts. In lieu thereof, the corporation that employs such Employee or Group Employee shall have the right to withhold the amount of such taxes from any other sums due or to become due from such corporation to the Employee or Group Employee upon such terms and conditions as the Committee shall prescribe. The corporation that employs the Employee or Group Employee may, in its discretion, hold the stock certificate to which such Employee or Group Employee is entitled upon the Vesting of a Restricted Stock Award, Stock Unit, Performance Share or Performance Unit or the exercise of a Stock Option or SAR as security for the payment of such withholding tax liability, until cash sufficient to pay that liability has been accumulated.

16.2. **Use of Common Stock to Satisfy Withholding Obligation**. With respect to Employees and Group Employees, at any time that the Company or an Affiliate or Group Company that employs such Employee or Group Employee becomes subject to a withholding obligation under applicable law with respect to the Vesting of a Restricted Stock Award, Stock Unit, Performance Share or Performance Unit or the exercise of a Nonqualified Stock Option (the "Tax Date"), except as set forth below, a holder of such Award may elect to satisfy, in whole or in part, the holder's related personal tax liabilities (an "Election") by (i) directing the Company, the Affiliate or the Group Company that employs such Employee or Group Employee to withhold from shares issuable in the related Vesting or exercise either a specified number of shares, or shares of Common Stock having a specified value in each case equal to the statutory personal withholding tax liabilities with respect to the applicable taxing jurisdiction, (ii) tendering shares of Common Stock previously issued pursuant to the exercise of a Stock Option or other shares of the Common Stock owned by the holder, or (iii) combining any or all of the foregoing Elections in any fashion. An Election shall be irrevocable. The withheld shares and other shares of Common Stock tendered in payment shall be valued at their Fair Market Value of the Common Stock on the Tax Date. The Committee may disapprove any Election, suspend or terminate the right to make Elections or provide that the right to make Elections shall not apply to particular shares or exercises. The Committee may impose any additional conditions or restrictions on the right to make an Election as it shall deem appropriate, including conditions or restrictions with respect to Section 16 of the Exchange Act.

16.3. **No Guarantee of Tax Consequences**. No person connected with the Plan in any capacity, including, but not limited to, the Company, an Affiliate or a Group Company and their directors, officers, agents and employees makes any representation, commitment, or guarantee that any tax treatment, including, but not limited to, federal, state and local income, estate and gift tax treatment, will be applicable with respect to amounts deferred under the Plan, or paid to or for the benefit of a Participant under the Plan, or that such tax treatment will apply to or be available to a Participant on account of participation in the Plan.

17. AMENDMENT AND TERMINATION

17.1. **Termination of Plan**. The Board may suspend or terminate the Plan at any time with or without prior notice; *provided, however*, that no action authorized by this Section 17.1 shall reduce the amount of any outstanding Award or change the terms and conditions thereof without the Participants' consent, except as expressly provided herein.

17.2. **Amendment of Plan**. The Board may amend the Plan at any time with or without prior notice; *provided, however*, that no action authorized by this Section 17.2 shall reduce the amount of any outstanding Award or change the terms and conditions thereof without the Participants' consent, except as expressly provided herein. No amendment of the Plan shall, without the approval of the stockholders of the Company:

(a)   increase the total number of shares of Common Stock that may be issued under the Plan;

(b)   increase the maximum number of shares with respect to all Awards measured in Common Stock that may be granted to any individual under the Plan;

(c)   increase the maximum dollar amount that may be paid with respect to all Awards measured in cash; or

(d)   modify the requirements as to eligibility for Awards under the Plan.

In addition, the Plan shall not be amended without the approval of such amendment by the Company's stockholders if such amendment (i) is required under the rules and regulations of the stock exchange or national market system on which the Common Stock is listed or (ii) will disqualify any ISO granted hereunder.

17.3.   **Amendment or Cancellation of Award Agreements**. The Committee may amend or modify any Award Agreement at any time by mutual agreement between the Committee and the Participant or such other persons as may then have an interest therein; *provided, however*, that (i) no such amendment, modification, extension, cancellation, renewal, exchange, substitution or replacement will be to the detriment of a Participant with respect to any Award previously granted without the affected Participant's written consent, (ii) any such amendment, modification, extension, cancellation, renewal exchange, substitution, or replacement must satisfy the requirements for exemption under Code Section 409A, and (iii) in no event will the Committee be permitted to, without the approval of the stockholders of the Company, (A) reduce the Exercise Price of any outstanding Stock Option or SAR, (B) exchange or replace an outstanding Stock Option or SAR with a new Stock Option or SAR with a lower Exercise Price, except pursuant to Section 5.2, or (C) cancel a Stock Option or SAR in exchange for cash or other Awards. In addition, by mutual agreement between the Committee and a Participant or such other persons as may then have an interest therein, Awards may be granted to an Employee, Group Employee, Nonemployee Director or Independent Contractor in substitution and exchange for, and in cancellation of, any Awards previously granted to such Employee, Group Employee, Nonemployee Director or Independent Contractor under the Plan, or any award previously granted to such Employee, Group Employee, Nonemployee Director or Independent Contractor under any other present or future plan of the Company or any present or future plan of an entity which (i) is purchased by the Company, (ii) purchases the Company, or (iii) merges into or with the Company.

17.4.   **Certain Amendments**. Notwithstanding any provision in the Plan or in any Award Agreement to the contrary, the Board may amend the Plan without the consent of any Participant and the Committee may amend any Award Agreement without the consent of the Participant in order to comply with applicable law, including Code Sections 409A, stock exchange listing standards, or accounting rules.

18.   MISCELLANEOUS

18.1.   **Other Provisions**. Awards granted under the Plan may also be subject to such other provisions (whether or not applicable to an Award granted to any other Participant) as the Committee determines on the Award Date to be appropriate, including, without limitation, for the installment purchase of Common Stock under Stock Options, to assist the Participant in financing the acquisition of Common Stock, for the forfeiture of, or restrictions on resale or other disposition of, Common Stock acquired under any Stock Option, for the acceleration of Vesting of Awards in the event of a Change in Control of the Company, for the payment of the value of Awards to Participants in the event of a Change in Control of the Company, or to comply with federal and state securities laws, or understandings or conditions as to the Participant's Service in addition to those specifically provided for under the Plan.

18.2.   **Restrictive Covenants and Other Terms and Conditions**. The Committee may provide, by way of the Award Agreement or otherwise, that, notwithstanding any other provision of this Plan to the contrary, if the Participant breaches the non-compete, non-solicitation, non-disclosure or other terms, conditions, restrictions and/or limitations of the Award Agreement, whether during or after termination of Service, in addition to any other penalties or restrictions that may apply under any employment agreement, consulting agreement, state law, or otherwise, the Participant will forfeit:

(a)   any and all Awards granted to him or her under the Plan, including Awards that have become Vested, shares of Common Stock that have been distributed to him or her, and the full value of shares of Common Stock that the Participant has sold (the Participant may be required to return such shares or repay the full value of such share of Common Stock to the Company); and/or

(b)   the profit the Participant has realized on the vesting or disposition of an Award granted to him or her under the Plan, including from exercise of any Stock Options, which is the difference between the Stock Options' Exercise Price and the Fair Market Value of any Stock Option the Participant exercised (the Participant may be required to repay the profit and such difference to the Company).

18.3.   **Transferability**. Each Award granted under the Plan to a Participant shall not be transferable other than by will or the laws of descent and distribution, and Stock Options and SARs shall be exercisable, during the Participant's lifetime, only by the Participant. In the event of the death of a Participant, each Stock Option or SAR theretofore granted to him or her shall be exercisable during such period after his or her death as the Committee shall, in its sole discretion, set forth in the Award Agreement on the Award Date and then only by the executor or administrator of the estate of the deceased Participant or the person or persons to whom the deceased Participant's rights under the Stock Option or SAR shall pass by will or the laws of descent and distribution. Notwithstanding the foregoing, the Committee, in its sole discretion, may permit the transferability of a Stock Option (other than an ISO) by a Participant solely to members of the Participant's immediate family or trusts or family partnerships or other similar entities for the benefit of such persons, and subject to such terms, conditions, restrictions and/or limitations, if any, as the Committee may establish and include in the Award Agreement.

18.4.   **Election to Defer Compensation Attributable to Award**. The Committee may, in its sole discretion and subject to Code Section 409A, allow a Participant to elect to defer the receipt of any compensation attributable to an Award under guidelines and procedures to be established by the Committee after taking into account the advice of the Company's tax counsel.

18.5.   **Listing of Shares and Related Matters**. If at any time the Committee shall determine that the listing, registration or qualification of the shares of Common Stock subject to an Award on any securities exchange or under any applicable law, or the consent or approval of any governmental regulatory authority, is necessary or desirable as a condition of, or in connection with, the granting of an Award or the issuance of shares of Common Stock thereunder, such Award may not be exercised, distributed or paid out, as the case may be, in whole or in part, unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

18.6.   **No Right, Title, or Interest in Company Assets**. Participants shall have no right, title, or interest whatsoever in or to any investments that the Company may make to aid it in meeting its obligations under the Plan. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Participant, beneficiary, legal representative or any other person. To the extent that any person acquires a right to receive payments from the Company under the Plan, such right shall be no greater than the right of an unsecured general creditor of the Company. All payments to be made hereunder shall be paid from the general funds of the Company, no special or separate fund shall be established, and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in the Plan. The Plan is not intended to be subject to the Employee Retirement Income Security Act of 1974, as amended.

18.7.   **No Right to Continued Employment or Service or to Grants**. A Participant's rights, if any, to continue to serve the Company, an Affiliate or a Group Company as a director, officer, Employee, independent contractor or otherwise, shall not be enlarged or otherwise affected by his or her designation as a Participant under the Plan, and the Company, the Affiliate and the Group Company reserve the right to terminate the employment or Service of any Employee or Group Employee or the Services of any Independent Contractor or director at any time. The adoption of the Plan shall not be deemed to give any Employee, Group Employee, Nonemployee

Director, Independent Contractor or any other individual any right to be selected as a Participant or to be granted an Award.

18.8. **Awards Subject to Foreign Laws**. The Committee may grant Awards to individual Participants who are subject to the tax laws of nations other than the United States, and such Awards may have terms and conditions as determined by the Committee as necessary to comply with applicable foreign laws. The Committee may take any action that it deems advisable to obtain approval of such Awards by the appropriate foreign governmental entity; *provided, however*, that no such Awards may be granted pursuant to this Section and no action may be taken which would result in a violation of the Exchange Act or any other applicable law. The Committee may make such modifications, amendments, procedures, or sub-plans as may be necessary or advisable to comply with such legal or regulatory provisions. The Committee also may impose conditions on the exercise or Vesting of Awards in order to minimize the Company's obligation with respect to tax equalization for Participants on assignments outside their home country.

18.9. **Governing Law**. The Plan, all Awards granted hereunder, and all actions taken in connection herewith shall be governed by and construed in accordance with the laws of the State of Delaware without reference to principles of conflict of laws, except as superseded by applicable federal law. Participants, the Company, a Group Company and Affiliate each submit and consent to the jurisdiction of the courts in the Commonwealth of Massachusetts, County of Worcester, including the Federal Courts located therein, should Federal jurisdiction requirements exist in any action brought to enforce (or otherwise relating to) this Plan or an Award Agreement.

18.10. **Statute of Limitations for Claims Involving the Plan or Awards**. If a Participant believes that the Committee has not followed his or her election, or the Participant believes that he or she has a claim against the Plan, the Company or Committee under the terms of the Plan or an Award Agreement, the Participant must file a written claim with the Committee within twelve (12) months after the Participant learned of the claim or allegedly made the election.

18.11. **Other Agreements**. Notwithstanding any provision of the Plan or an Award Agreement to the contrary, to the extent any employment, consulting, or other written agreement between the Participant and the Company, a Group Company or Affiliate provides Vesting terms or post-termination exercise periods with respect to an Award that are more favorable to the Participant than those set forth in the Plan or an Award Agreement, the Vesting terms or post-termination exercise periods in such employment, consulting, or other written agreement between the Participant and the Company, a Group Company or Affiliate shall control.

18.12. **Other Benefits**. No Award granted under the Plan shall be considered compensation for purposes of computing benefits under any retirement plan of the Company, an Affiliate or a Group Company nor affect any benefits or compensation under any other benefit or compensation plan of the Company, and Affiliate or a Group Company, now or subsequently in effect.

18.13. **No Fractional Shares.** No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, Common Stock, Stock Options, or other property shall be issued or paid in lieu of fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

18.14. **Electronic Delivery of Plan Information and Electronic Signatures.** To the extent permitted by applicable law, the Company may deliver by email or other electronic means (including posting on a web site maintained by the Company or by a third party under contract with the Company) all documents relating to the Plan or any Award thereunder (including without limitation, prospectuses required by applicable securities law) and all other documents that the Company is required to deliver to its security holders (including without limitation, annual reports and proxy statements). To the extent permitted by applicable law, the Participant's execution of an Award Agreement may be made by electronic facsimile or other method of recording of the Participant's signature in a manner that is acceptable to the Committee.

18.15. **Compliance With Code Section 409A**. Any provision of the Plan that becomes subject to Code Section 409A will be interpreted and applied consistent with that Section and the applicable Treasury Regulations. Each payment in a series of payments hereunder shall be deemed to be a separate payment for purposes of Code Section 409A. If a Participant is a "specified employee" (as such term is defined for purposes of Code Section 409A) at the time of his or her termination of Service, no amount that is subject to Code Section 409A and that becomes payable by reason of such termination of Service shall be paid to the Participant before the earlier of (i) the expiration of the six (6) month period measured from the date of the Participant's termination of Service, and (ii) the date of the Participant's death. A termination of Service shall be deemed to occur only if it is a "separation from service" within the meaning of Code Section 409A, and references in the Plan and any Award Agreement to "termination," "termination of employment," or like terms shall mean a "separation from service." A separation from Service shall be deemed to occur if it is anticipated that the level of Services the Participant will perform after a certain date (whether as an Employee or as an Independent Contractor) will permanently decrease to no more than twenty percent (20%) of the average level of Services provided by the Participant in the immediately preceding thirty-six (36) months. With respect to any Award that is or becomes subject to Code Section 409A, a Change in Control would only be deemed to have occurred only upon a change in control event described in Code Section 409A and Treasury Regulations §1.409A-3(i)(5).

18.16. **Compensation Recovery Policy.** Notwithstanding any provision in the Plan or in any Award Agreement to the contrary, Awards granted or paid under the Plan will be subject to any Compensation Recovery Policy established by the Company and amended from time to time.

Appendix B: Proposed Amendment to Article EIGHTH of the Company's Certificate of Incorporation

The Amendment to the Certificate of Incorporation would be:

EIGHTH: ~~A~~No director or officer of the Corporation shall ~~not be~~be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty ~~as~~by such a director or officer, as applicable, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director or officer of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.